DIA BRAS
exploration

[redacted]

07024589

SEC MAIL PROCESSING
RECEIVED
JUN 11 2007
WASH. D.C.
209
SECTION

June 7, 2007

__Via Federal Express__

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

__Re: Dia Bras Exploration Inc. – File 82-34990__

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed materials filed by the Company in Canada for the period between April 1, 2007 through May 31, 2007.

If you have any questions please do not hesitate to contact me.

Sincerely,

PROCESSED
JUN 21 2007
THOMSON
FINANCIAL

Luce L. Saint-Pierre

Luce L. Saint-Pierre,
Corporate Secretary

Enclosures

dlw
6/20

600 de Maisonneuve Blvd. West • Suite 2750 • Montréal (Québec) • Canada • H3A 3J2
Tel.: (514) 393-8875 • Fax: (514) 393-8513
Website: www.diabras.com

DIA BRAS EXPLORATION INC.
FILE NO. 82-34990
INFORMATION FROM APRIL 1, 2007 – MAY 31, 2007

Date	Name of Form
April 5, 2007	News release
April 12, 2007	Notice of the meeting and record date
April 13, 2007	News release
April 23, 2007	News release
April 30, 2007	MD&A
April 30, 2007	Form 52-109F1 – Certification of annual filings – CFO
April 30, 2007	Form 52-109F1 – Certification of annual filings - CEO
April 30, 2007	Other (BC form 51-109F)
April 30, 2007	Audited annual financial statements (amended)
April 30, 2007	Annual report
May 3, 2007	ON form 13-502F1 (Class 1 Reporting Issuers – Participation Fee)
May 8, 2007	News release
May 9, 2007	Notice of meeting
May 9, 2007	Management information circular
May 10, 2007	News release
May 10, 2007	Cover letter
May 10, 2007	Audited annual financial statements
May 14, 2007	Other (voting instruction form VIF)
May 14, 2007	Form of proxy
May 30, 2007	Other (confirmation of mailing)

May 30, 2007	Other (BC Form 51-901F)
May 30, 2007	Interim financial statements
May 30, 2007	MD&A
May 30, 2007	Form 52-109F2 – Certification of interim filings – CFO
May 30, 2007	Form 52-109F2 – Certification of interim filings – CEO

DIA BRAS
exploration

TSX Venture Exchange - DIB
No. 10 - 2007

GRANT OF OPTIONS

Montréal, April 5, 2007 - **Dia Bras Exploration Inc. (DIB: TSX-V)** announces that, on March 6th 2007, the Board of Directors approved, subject to regulatory approvals, an increase in the number of common shares provisioned for the Company's stock option plan. The approved maximum number of 10,900,000 common shares represents approximately 10% of the current number of shares issued and outstanding. The Board granted a total of 800,000 options to purchase common shares in the Company to its directors and 370,000 options to purchase common shares to officers who are not directors of the Company. In addition, 605,000 options to purchase common shares have been granted to employees of the Company and its Mexican subsidiaries. All options have an exercise price of $1.10 and an exercise period of five years.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company actively explores and develops two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

- 30 -

For further information, please contact:

Thomas Robyn
Executive Chairman
(514) 866-6001 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990

Computershare

SEDAR PROFILE # 3031

Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

April 12, 2007

To: All Canadian Securities regulatory authorities

Subject: Dia Bras Exploration Inc.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual & Special Meeting
2.	Security Description of Voting Issue :	Common shares
3.	CUSIP Number :	25244F109
	ISIN :	CA25244F1099
4.	Record Date for Notice of Meeting :	May 3, 2007
	Record Date for Voting :	May 3, 2007
5.	Meeting Date :	June 7, 2007
6.	Meeting Location :	Montreal, Quebec

Sincerely,

Computershare Investor Services Inc.

Agent for Dia Bras Exploration Inc.

DIA BRAS
exploration

TSX Venture Exchange - DIB
No. 10 - 2007

GRANT OF OPTIONS

Montréal, April 5, 2007 - **Dia Bras Exploration Inc. (DIB: TSX-V)** announces that, on March 6th 2007, the Board of Directors approved, subject to regulatory approvals, an increase in the number of common shares provisioned for the Company's stock option plan. The approved maximum number of 10,900,000 common shares represents approximately 10% of the current number of shares issued and outstanding. The Board granted a total of 800,000 options to purchase common shares in the Company to its directors and 370,000 options to purchase common shares to officers who are not directors of the Company. In addition, 605,000 options to purchase common shares have been granted to employees of the Company and its Mexican subsidiaries. All options have an exercise price of $1.10 and an exercise period of five years.

About Dia Bras
Dia Bras is a Canadian mining exploration company focused on precious and base metals in the State of Chihuahua, Mexico. The Company actively explores and develops two key projects - Bolivar and Promontorio - located in the Sierra Madre precious metal belt. The Company is traded on TSX Venture Exchange, under the symbol "DIB".

- 30 -

For further information, please contact:

Thomas Robyn
Executive Chairman
(514) 866-6001 ext. 241
tlrobyn@msn.com

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600
nicole.blanchard@isuncomm.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

File No. 82-34990

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 12 - 2007

DIA BRAS Drills 10.5 Metres of 678 g/t Ag at Cusi

Montréal, Québec - April 18 2007 - **Dia Bras Exploration Inc.** (TSX-V: DIB) is pleased to announce two high-grade silver intersections from its ongoing drill programme on the Cusi property, located in the State of Chihuahua, Mexico.

Hole DC07B91, which was drilled to test the section under the western half of the 100% Dia Bras owned San Antonio Pit, intersected a 10.5 -metre section averaging 0.1 g/t Au, 678 g/t Ag, trace Cu, 0.4% Pb and 0.2% Zn, including a 3-metre section which assayed 0.25 g/t Au, 1.9 kg/t Ag, 0.1% Cu, 0.8% Pb and 0.25% Zn.

HOLE DC07B91

From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
129.5	140.0	10.5	0.1	678	0.0	0.4	0.2
Including 134.0	137.0	3.0	0.25	1,877	0.1	0.8	0.25

Hole DC07B91 tested the down dip extension of the western portion of the San Antonio Pit. The core angle is approximately 35 degrees and should result in a true thickness of the mineralized zone of about 5 metres.

In addition, hole DC07B89, drilled to test the 100% Dia Bras owned San Bartolo Vein, intersected 16.5 metres of mixed high-grade silver and broken material filling an old stope. The hole cut an impressive section of 6.6 meters of 2.6 g/t Au, 759 g/t Ag, 0.5% Cu, 2.0% Pb and 2.5% Zn. Before entering the old stope for 7 metres, the hole intersected the remnant of the unmined material on the stope wall for 0.6 metres and returned a spectacular 0.6 g/t Au, 3.8 kg/t Ag, 3.8% Cu, 18.6% Pb and 20.3% Zn. The opposite side of the open stope returned 2.9 meters averaging 207 g/t Ag with minor Cu, Pb and Zn.

HOLE DC07B89

From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
182.0	188.6	6.6	2.6	759	0.5	2.0	2.5
Including 182.0	188.6	1.5	9.9	1555	0.34	0.7	1.44
Including 188.0	188.6	0.6	0.6	3820	3.81	18.55	20.3
188.6	195.6	7.0	Open stope				
195.6	198.5	2.9	0.02	207	0.07	0.11	0.16

It should also be noted that because of the core angle, the true thickness of the zone is deemed to be approximately 8 metres.

Hole DC07B89 entered the open stope part of the historical San Bartolo mine. It is thus reasonable to infer that most of the material mined historically in this stope was of a similar nature as the very high grade 0.6-metre section encountered. Observation of the core shows that part of the mineralization is within a brecciated, silicified and jasperised quartz vein and the remaining broken rubble is rather of a more massive sulphide nature.

These results are very encouraging in light of the ongoing 25,000-metre diamond drilling programme and more drill holes are planned in this area for the beginning of May.

Method of analysis
The samples were analyzed by ICP and AA methods by Chemex at their facilities in Vancouver, Canada.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

File No. 82-34990

DIA BRAS
exploration

Suite 2750
600, de Maisonneuve Blvd. West
Montreal, Quebec
Canada H3A 3J2

Telephone: (514) 393-8875
Fax : (514) 393-8513

Form 52-109F1 – Certification of Annual Filings

I, RÉJEAN GOSSELIN, Chief Executive Officer of DIA BRAS EXPLORATION INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of DIA BRAS EXPLORATION INC. ("the issuer") for the year ended December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2007

RÉJEAN GOSSELIN
Chief Executive Officer

File No. 82-34990

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

YEAR ENDED DECEMBER 31, 2006

ISSUER DETAILS

FOR THE YEAR ENDED :	December 31, 2006
DATE OF REPORT:	April 27, 2007
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	600, de Maisonneuve Blvd. West Suite 2750 Montreal, Quebec, Canada H3A 3J2
ISSUER FAX NUMBER:	(514) 393-8513
ISSUER TELEPHONE NUMBER:	(514) 393-8875
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 393-8875 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@diabras.com
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**RÉJEAN GOSSELIN**	2007/04/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**PHILIP RENAUD**	2007/04/27

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

YEAR ENDED DECEMBER 31, 2006

SCHEDULE "A"

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

See the audited consolidated Financial Statements for the year ended December 31, 2006, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

YEAR ENDED DECEMBER 31, 2006

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF COSTS AND DEFERRED EXPLORATION EXPENSES

	Bolivar $	Cusi $	Promontorio $	For the year ended December 31, 2006 Total $	For the nine-month period ended December 31, 2005 Total $
Balance – Beginning of period	12,442,680	-	1,094,667	13,537,347	10,197,775
Costs and deferred exploration expenses					
Property acquisition and related costs	321,704	3,056,422	113,723	3,491,849	451,263
Sampling	128,177	252,448	12,778	393,403	179,671
Geology consulting and management	983,345	342,207	36,228	1,361,780	660,598
Geophysical survey	6,915	-	-	6,915	27,927
Drilling and mining development	3,295,102	2,530,875	37,841	5,863,818	1,352,627
Pilot milling	3,538,455	-	-	3,538,455	1,570,210
Supervision and local administrative costs	902,294	409,147	29,854	1,341,295	1,056,287
Transportation costs	6,866,742	96,082	6,389	6,969,213	2,530,748
Roads	1,275	14,718	-	15,993	41,725
Camp costs and food	1,369,021	61,334	-	1,430,355	550,053
Capitalized amortization of exploration buildings and equipment	1,417,937	260,876	7,926	1,686,739	833,442
Stock-based compensation costs	830,690	164,324	6,159	1,001,173	205,011
	19,661,657	7,188,433	250,898	27,100,988	9,459,562
Write-off of mining assets – Costs and deferred exploration expenses	-	-	(147,635)	(147,635)	(557,588)
Sales of concentrate	(35,588,838)	-	-	(35,588,838)	(5,562,402)
	(15,927,181)	7,188,433	103,263	(8,635,485)	3,339,572
Transfer to excess cost recovery – pilot mining	6,770,293	-	-	6,770,293	-
	(9,156,888)	7,188,433	103,263	(1,865,192)	3,339,572
Balance – End of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347

2. RELATED PARTY TRANSACTIONS

See Note 17 to the audited Consolidated Financial Statements.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE YEAR

- 14,950,000 common shares issued for $10,465,000 in cash;
- 1,200,000 common shares issued for acquisition of mining assets - $768,000;
- 11,423,219 common shares issued following exercise of warrants - $13,022,470;
- 252,917 common shares issued following exercise of stock options - $130,996;
- No additional common share purchase warrants issued
- 1,046,500 compensation options issued
- 4,700,000 options granted.

4. SUMMARY OF SECURITIES AS AT DECEMBER 31, 2006

See Notes 10, 11 and 12 of the Notes to the audited Consolidated Financial Statements.

5. LIST OF DIRECTORS AND OFFICERS AS AT APRIL 27, 2007

Directors: Réjean Gosselin, André St-Michel, Philip Renaud, Thomas L. Robyn, James A. Culver and Robert D. Hirsh

Officers: Thomas L. Robyn, *Executive Chairman*
Réjean Gosselin, *President and Chief Executive Officer*
André St-Michel, *Executive Vice-President*
François Auclair, *Vice-President, Exploration*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

YEAR ENDED DECEMBER 31, 2006

SCHEDULE "C"

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the year ended December 31, 2006 and the nine-month period ended December 31, 2005 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 YEAR-END AND DATE OF MD&A

In 2005, the Company changed its year-end from March 31 to December 31. The MD&A for the year ended December 31, 2006 is as of April 27, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 YEAR 2006 HIGHLIGHTS

- Pilot-mining program at Bolivar mine meets forecasts and generates positive cash flow;
- Sales of concentrate total $35.6 million;
- New exploration sites are discovered at the extension of the Bolivar project;
- Important acquisition of an entire exploration silver district, the Cusi project, is made in May 2006, and the preliminary exploration program is started;
- Company closes a $10.5 million bought deal financing on August 17, 2006;
- Exercise of warrants raises $10.3 million in November 2006; and
- New processing circuit installed at Malpaso increases mill capacity to 850 tonnes per day.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company with rights and options on approximately 20 properties covering more than 15,000 hectares in the State of Chihuahua, Mexico.

In 2006, the Company's stock price performed very well, starting the year at $0.26 and closing at $1.19. During that period, the Company strengthened its operations through its continuing development at Bolivar, by making a very promising acquisition in the silver area with its Cusi project, by improving its overall operational facilities and by hiring additional highly qualified personnel.

During the year, the Company continued its pilot-mining program at the Bolivar Mine property. The short-term objectives of the pilot-mining program are: (i) to provide essential data on mining, transport and milling costs, logistics, mineralization rock grade, mill recovery performance, and metallurgy, which will be useful for pre-feasibility and feasibility studies at the Bolivar Mine property; and (ii) generate sufficient cash flow from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project. The pilot-mining program started generating positive cash flow in December 2005 and continued throughout 2006.

Well supported by high market prices for zinc and copper, the Company completed a very productive year with its Bolivar pilot-mining program, where the Company met its 2006 targets in terms of tonnes processed and sales of concentrate.

It is important to note that the Bolivar Mine property has not yet reached the commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 24 months before the Bolivar Mine property reaches the commercial production stage, but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the Bolivar mine property. If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be net against construction costs, if any, of the new facilities, or (iii) the property is abandoned. This policy would apply to any project that would go into pilot-mining mode.

Bolivar Mine property

The Bolivar property remains the main exploration target in the Cieneguita region. During the year ended December 31, 2006, total investment in property costs and exploration and development expenses on the Bolivar project and the pilot-mining program amounted to approximately $19.7 million.

During the year, the Company processed 96,575 dry metric tonnes ("DMT") of material averaging grades of 10.63% Zn and 2.03% Cu. Recoveries at the Malpaso mill averaged 91.9% for zinc and 80.59% for copper resulting in the production of 16,183 DMT of zinc concentrate and 5,507 DMT of copper concentrate and total sales from pilot mining of $35,588,838.

Bolivar pilot-mining program

Summary - 2006

Summary of production and net smelter ("NS") production value

Note: Amounts are in US$.

Material Processed	**Tonnes**	**Total Estimated NS Production Value[1] US$ (Millions)**	**Direct Operating Cash Costs[1] US$ (Millions)**
Actual	96,575	26.8	11.5
Forecast	90,000	16.0	10.0
Over (under)	6,575	10.8	1.5

Zinc	**Average Grade %**	**Recovery %**	**Zn Concentrate Production (DMT)**	**NS Production Value[1] US$ (Millions)**
Actual	10.63	91.90	16,183	18.1
Forecast	11.00	85.00	14,800	10.4
Over (under)	(0.37)	6.90	1,383	7.7

Copper	**Average Grade %**	**Recovery %**	**Cu Concentrate Production (DMT)**	**NS Production Value[1] US$ (Millions)**
Actual	2.03	80.59	5,507	8.7
Forecast	2.50	75.00	6,400	5.6
Over (under)	(0.47)	5.59	(893)	3.1

Financial results

	Actual Year ended December 31, 2006 US$ (Millions)
Net smelter production value (1)	26.8
Direct operating cash costs (1)	11.5
Direct operating cash margin before amortization (1)	15.3

Note: The net smelter production value is estimated based on the monthly average prices of metal and consequently is different from the annual sales figure due to the timing of final settlement billings and the overall sales adjustments on final settlements of 2005 shipments.

Net smelter production value and cash operating costs/tonne processed

	Actual Year ended December 31, 2006 US$
Net smelter production value (1)	277.78
Direct operating cash costs (1)	119.64
Direct operating cash margin before amortization (1)	158.14

(1) Non-GAAP measures: The Company reports net smelter production value, direct operating cash costs, direct operating cash margin before amortization, net smelter production value per tonne, direct operating cash costs per tonne, and direct operating cash margin before amortization per tonne, even if it is a non-GAAP measure, to convey the approximate value of sales for the year, as well as isolate the measure of pilot-mining direct operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However, it should not be considered as a substitute for the measure of performance prepared in accordance with GAAP.

Malpaso mill

During the year, following recommendations from a consulting metallurgist, the Company put in place a program to improve the overall efficiency of the Malpaso mill. Increased supervision combined with the installation of automated reagent controls and modifications to the equipment maintenance schedule have led to peaks of 410 tonnes per day ("tpd") of material processed and high plant availability.

The following are some of the results that have been achieved:

- Increased recovery for both copper and zinc to respective averages of over 80% and 90%;
- Minimal down time, starting in the third quarter; and
- Reduction of penalties due to the presence of other metals in the concentrate.

The installation of the Triunfo circuit, in the fourth quarter of 2006, will enable the feeding of material from Cusi as part of a bulk sample to begin in 2007. This circuit comprises a 500-tpd ball mill, which will increase the overall capacity to 850 tpd with design space provided for another similar ball mill. Recovery will be obtained from flotation cells, gravity and table systems.

The Triunfo circuit is in a building adjacent to the Malpaso circuit. Additional equipment has been and will be added to complete the overall facility.

Cusi 2006 exploration

In mid-2006, the Company initiated exploration activities at Cusi, which included geological mapping, topographic surveying, diamond drilling and sampling.

A total of 11,700 metres of drilling was completed in the Cusi camp, of which 5,500 metres were drilled at San Miguel and La Bamba and the rest equally split between Santa Edwiges/San Nicolas and La India. The San Miguel and Promontorio mines are being dewatered, and former underground workings refurbished. The Company aims to define sufficient mineralization so that an initial resource calculation can be made over the course of 2007.

The highlight of the 2006 program was the intersection of 35.4 kg/t Ag over 0.4 metres from La India and the channel sampling in Santa Edwiges that yielded 2.7 kg/t Ag over 3.62 metres.

Geological mapping identified a large vein and alteration system hosted by a thick felsic ignimbrite near a fault contact with a younger andesite. More than 90 kilometres of strike length of veins have been identified. The two major directions of the mineralized structures are ENE and WNW.

La India

This former mine (100% owned by Dia Bras) has two accessible levels. The Company collected a total of 166 samples along three veins, with adjacent breccia zones, over a distance of 300 metres. A section from level 2, comprising 19 composite channel samples on seven different sections, gave an average of 231 g/t Ag along a 40-metre strike length with an average width of 1.87 metres. Sixteen diamond drill holes totaling 2,832 metres were completed in this area. Drill core from La India property yielded 35.4 kg/t Ag over 0.4 metres. These results represent bonanza grade; at the very least they indicate the potential for finding major deposits of silver in the district; they support our belief that Cusi has barely been touched insofar as modern mining is concerned.

Santa Edwiges (option)

In 2006, the Company mapped and sampled part of the underground workings of this inactive mine. In total, 457 samples were collected along an access drift of 650 metres cutting four mineralized structures ranging in thickness from 1.5 to 30 metres. In addition, approximately 533 metres of drilling were completed in five diamond drill holes. Perhaps most significantly, subsequent to year-end, channel sampling in Santa Edwiges encountered 2.7 kg/t Ag over 3.62 metres. The cleaning and opening of the old workings at Santa Edwiges is being performed to prepare a test bulk sample of sulfide material to be treated at the Company's Malpaso mill.

Promontorio (option)

The Promontorio mine was formerly mined underground, but its operations ceased when silver prices fell. The Promontorio workings are being dewatered and rehabilitated. Unsubstantiated historical mine records indicate areas of high-grade blocks of ore, and within a short time we anticipate confirming their presence. We could then rapidly begin extracting significant amounts of ore from the Promontorio mine.

La Bamba and San Miguel (option)
Dia Bras holds an option to earn an interest of up to 70% in the La Bamba and San Miguel properties.

The statement of exploration expenditures incurred to date on those properties received a preliminary approval. Upon final acceptance, which is expected shortly, Dia Bras will exercise its first option to earn 50% in the properties.

La Bamba: La Bamba was formerly mined as an open pit. Diamond drilling results in 2006 included mineralized intersections ranging from 113 g/t Ag over 22.5 metres in hole DC06B37 to 981 g/t Ag over one metre in hole DC06B30. Over 250 truckloads of material from La Bamba were sampled and assayed at our Malpaso laboratory. The average head grade was 247.8 g/t Ag, 0.17% Zn, 0.21% Pb and 0.04% Cu.

San Miguel: The San Miguel mine shares the same mineralizing structure as La Bamba. In this mine of five levels (100, 200, 250, 300 and 500), the first three levels have been mapped and sampled by the Company. At the 100 level, two adjacent parallel zones (breccia and vein) extending north-south for 170 metres have been identified. At the southern end of the level, where the breccia zone ranges from 1.5 to 4 metres in width, seven channel samples were collected. Assay results of these seven 3-metre long samples ranged from 150 g/t Ag to 880 g/t Ag and averaged 565.7 g/t Ag or 18.19 oz/t Ag. The Company completed approximately 2,200 metres in eleven diamond drill holes at San Miguel. These holes were drilled to test mineralized areas that would be easily accessible from the shaft below level 300. Except for two holes, which were terminated at a fault, all holes intersected the targeted mineralized zone.

Promontorio project

The Company completed a drilling program in the first quarter of 2006 and made the necessary property payments to secure the land until June 2007. However, with the Cusi acquisition, management decided to focus its efforts on the Bolivar and Cusi areas for the rest of 2006.

The Company has had several discussions with interested third parties to option out the property with the objective to accelerate exploration activities. However, this was not a priority, and no agreement was reached.

1.5 SELECTED ANNUAL INFORMATION

	Year ended December 31, 2006 $	Nine-month period ended December 31, 2005	Year ended March 31, 2005 $
Sales of concentrate [i]	35,588,838	5,562,402	-
Write-off of mining assets	280,117	615,658	481,706
Loss	1,913,016	2,096,165	2,095,804
Loss per share	0.02	0.04	0.05
Total assets	52,750,931	25,420,216	20,668,572
Working capital	27,735,607	4,271,832	3,649,779
Cash and cash equivalents	19,704,587	3,556,961	2,954,870

[i] In accordance with the Company's accounting policy, revenue from the sales of concentrate from a pilot-mining program prior to the commencement of commercial production is recorded as a reduction of related costs and deferred exploration expenses and, therefore, does not appear in the Consolidated Statements of Operations and Deficit.

1.6 RESULTS OF OPERATIONS

Corporate

During the year ended December 31, 2006, the Company incurred a loss of $1,913,016 ($0.02 per share) compared with a loss of $2,096,165 ($0.04 per share) for the nine-month period ended December 31, 2005.

This loss is comprised of the write-off of mining assets for $280,117, which includes the abandonment of the El Magistral property in the Promontorio area, and the write-off of deferred costs - advance on royalty payment of $350,000, as the Company did not foresee using the Nichromet technology nor benefitting economically from it.

The loss also includes a non-cash expense related to stock-based compensation of $694,846 compared with $249,808 for the nine-month period ended December 31, 2005. This important increase is explained by the fact that the options granted after August 2006 were immediately vested at the date of grant, resulting in their

total costs being accounted for during the period. The increased value of the Company's stock price during the year also affected the stock-based compensation cost since it is an important factor of the cost calculation. Prior to September 2006, the options vesting period was eighteen months.

The loss includes a net gain on currency exchange of $289,784 on monetary assets, due to the increased value of the Mexican peso versus the Canadian dollar, mostly in the latter part of the year.

Total investor relations and corporate development expenses amounted to $395,968 during the year compared with $50,586 for the nine-month period ended December 31, 2005. The Company launched an aggressive investor relations program by being very active in promoting its activities and meeting with financial institutions in Toronto, Calgary, Vancouver and Montreal. The Company also attended key industry exhibitions worldwide. In the fourth quarter of 2006, as the maturity date of the warrants was approaching, efforts were made to follow up on outstanding warrants including visits with warrant holders. These efforts were rewarded as the Company raised approximately $10.3 million from the exercise of the warrants.

Administrative expenses increased compared with the nine-month period ended December 31, 2005, as the Company increased its number of full-time employees late in the third quarter of 2005. Those employees were employed full-time throughout 2006.

Results of the pilot-mining program at Bolivar

Total sales of concentrate in 2006, including provision for final billings, amounted to $35,588,838 compared with $5,562,402 for the nine-month period ended December 31, 2005. This amount exceeded the forecast of $20,000,000 as zinc and copper market prices had a spectacular rise mainly in the first quarter of 2006 and remained much higher than overall forecasts for the year. Total direct operating cash costs for the year amounted to approximately $13.5 million (US$11.5 million) (see note [(1)]Non-GAAP measures in Section 1.4).

The sales increase is due to higher volumes of material being processed in 2006 (96,575 DMT compared with 50,371 DMT for the nine-month period ended December 31, 2005) and mostly to higher average grades of material processed of 10.63% Zn and 2.03% Cu (8.1% Zn and 1.89% Cu in 2005), combined with a major increase in metal prices with peaks as high as 108% for Zn and 77% for Cu, compared with average metal prices in 2005.

Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. The total sale is provisionally priced and ninety percent of the sale's estimated value is billed at the date of the shipment, and the remaining final settlement billing is done later at the confirmed quotation date. Payment is normally received within 48 to 72 hours after billing is sent to the client.

1.7 Summary of Quarterly Results

Quarter ended	Loss $	Loss per share $
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	< 0.01
June 30, 2005	337,432	< 0.01
March 31, 2005	496,456	< 0.01

1.8 RESULTS OF THE QUARTER ENDED DECEMBER 31, 2006

During the quarter ended December 31, 2006, the Company incurred a loss of $417,065 (<$0.01 per share) compared with a loss of $1,287,232 ($0.02 per share) for the same period in 2005. This loss is mainly attributable to the write-off of mining assets for $280,117 which includes the abandonment of the El Magistral property in the Promontorio area and the write-off of deferred costs - advance on royalty payment of $350,000.

Investor relations and corporate development expenses increased during the fourth quarter, which included the field trip of analysts and investors to our Mexican project, as well as the continuing investor relations program, which included visits in Europe at the approach of the maturity date of the warrants in November 2006.

The loss also includes a non-cash expense adjustment in reference to the stock-based compensation cost of $67,071 and a net gain on currency exchange of $382,247 on the translation of local Mexican monetary assets, as the Mexican peso increased by 4.5% during the fourth quarter. The remaining portion of the quarterly loss is in accordance with the monthly corporate cost budget.

During the quarter, revenues from sales of concentrate from the pilot-mining program at Bolivar amounted to $9,101,459 including a provision for final settlement of $1,778,363. The program generated an operating cash flow of approximately $4.3 million, which helped finance exploration and capital expenditures as well as property payments.

1.9 LIQUIDITY

As at December 31, 2006, the Company has a working capital of $27,735,607 including $19,704,587 in cash and cash equivalents compared with $4,271,832 as at December 31, 2005, including $3,556,961 in cash and cash equivalents. This level of working capital is adequate to support the current level of operations and the exploration program for 2007. The increase of working capital and cash improvement as compared to 2005 is due to the closing of the $10.5 million bought deal financing in August, the exercise of warrants for $10.3 million in November, and cash flow generated from the Bolivar pilot-mining program.

As at December 31, 2006, sales tax and other receivables amount to $3,981,826 ($1,037,122 as at December 31, 2005) and are mostly comprised of Mexican recoverable input tax credits. The Company is still facing delays in recovering the IVA (local sales tax) mostly from 2005. As at December 31, 2006, no allowance has been taken with respect to any of the amounts receivable. The Company is regularly monitoring and meeting with local Mexican IRL authorities and has hired a consultant to address the situation.

Receivables of $3,347,046 ($327,000 as at December 31, 2005) include a provision for settlement billings of $1,778,363 as at December 31, 2006. The actual final billing could be higher or lower depending on the fluctuation of commodity prices.

Accounts payable and accrued liabilities amount to $830,978 ($749,676 as at December 31, 2005) and are comprised of current usual business transaction balances.

1.10 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES

The availability of funds is partially dependent on capital markets. The Company's main sources of financing are the issuance of equity shares and the sales of concentrate from the ongoing pilot-mining program at the Bolivar mine.

During the year, the Company completed an offering of 14,950,000 common shares at a price of $0.70 per common share for gross proceeds of $10,465,000. An underwriter fee of 7% ($732,550) was paid, and a total of 1,046,500 compensation options (7% of total common shares issued) were issued in favour of the underwriters. During 2005, the Company raised $4,500,000 through the completion of private placements.

During the year, 11,423,219 warrants were exercised at a price of $0.90 for a total cash consideration of $10.3 million, and 252,917 stock options were exercised for a total of $84,037.

As indicated earlier, the pilot-mining program generated sales of $35.6 million and cash flow of $32.6 million of which positive cash flow was used in the development of the Bolivar property and to fund its exploration program.

During the year, the Company invested in capital expenditures including buildings, machinery, mining and transport equipment for a total amount of $7.1 million, which includes the installation of the new Triunfo processing circuit at Malpaso and equipment to support exploration activities at Cusi.

As at December 31, 2006, there is no outstanding balance of obligation related to assets under capital lease ($228,851, including a current portion of $90,904 as at December 31, 2005). These obligations related to rolling stock acquired and financed over periods of up to 36 months but for which the Company accelerated payment.

1.11 Financial Commitments

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used;
- A five-year lease for office premises at an annual rent of $60,000; and
- In order to exercise its various options on the mining properties, the Company would have to make the following payments:

Year	Amount US$
2007	2,572,500
2008	2,250,000
2009	2,562,500

1.12 Off-Balance

The Company did not enter into any off-balance sheet arrangement.

1.13 Related Party Transactions

During the year, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and are recorded at their exchange value.

1.14 Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies during the year. The Company evaluated that the new sections on financial instruments, effective January 1, 2007, of the Handbook of the Canadian Institute of Chartered Accountants (Sections 1530, 3855 and 3865) will have an impact on the consolidated financial statements as the embedded derivative included in the sales agreement for concentrate will need to be recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations and Deficit.

1.15 Critical Accounting Policies

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations of the price are recognized as sales adjustments as they occur and until the price is settled.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than at the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

The development of the mine and the construction of the on-site mill are planned to commence in mid-2008 after reception of a bankable feasibility study to be commissioned in 2007.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

1.16 FINANCIAL INSTRUMENTS AND OTHER

The Company does not use financial or other instruments.

1.17 RISK AND UNCERTAINTIES

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Land title

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrate through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.18 Outlook

The Company began 2007 with a very optimistic view, having just moved last February 2007 into its new corporate offices. With approximately $16 million in cash currently on hand, nearly all of its equipment purchased, and no long-term debt or obligation other than the scheduled property payment, the Company was therefore in an excellent position to initiate an aggressive exploration program on both the Bolivar and Cusi projects which will include a 50,000-metre drilling campaign (25,000 on each project), data compilation, surface and underground geological mapping, and geochemical sampling.

However, the Company will face challenges such as the understanding of the different geological structures and wide exploration surface at Cusi, which will necessitate an important investment during the first three to six months in 2007.

The Company has recently obtained very excellent results from underground drilling at the Bolivar mine. The Company can therefore expect increasing grades and to continue producing cash flow to support exploration activities.

The Company will work to obtain results for a feasibility study at Bolivar to confirm the decision to construct a mill on site and to prepare for development and the necessary infrastructures that will enable commercial production to commence in late 2008 or early 2009.

The objectives for 2007 are as follows:

- Pursue exploration programs around the Bolivar region and at the Cusi camp projects with the objective of testing expected potential and perhaps make a major discovery;
- Drill 50,000 metres of exploration diamond holes, 25,000 metres at Bolivar and 25,000 metres at Cusi;
- Bolivar pilot-mining program - Mine and process 129,000 tonnes of material averaging 7.5% Zn and 1.5% Cu;
- Complete a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized mill on site; and
- Initiate a bulk-sampling program and eventual pilot-mining activity at Cusi, and begin to produce and sell silver concentrate.

1.19 Disclosure controls and procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") evaluated the effectiveness of the Company's disclosure controls and procedures as at the financial year ended December 31, 2006. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2006 to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would be made known to them in a timely fashion to enable management to decide if disclosure was required.

1.20 Internal Control over Financial Reporting

Management has designed internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with Canadian generally accepted accounting principles. As at December 31, 2006, the CEO and the CFO evaluated the design of the ICFR.

Based on that evaluation, the CEO and the CFO concluded that a weakness existed in the design of the ICFR in regard to the determination and presentation of the current and future income tax provisions of the Company. The weakness identified in the Company's ICFR resulted in a greater likelihood that a material misstatement would not be prevented or detected. Henceforth, additional controls related to the review of the provision for income taxes will be put in place.

There have been no changes in the Company's ICFR that occurred during the most recent interim period ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

1.21 Other Requirements

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) **NATIONAL INSTRUMENT 51-102 - SECTION 5.3**

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the year ended December 31, 2006 Total $	For the nine-month period ended December 31, 2005 Total $
Balance - Beginning of period	12,442,680	-	1,094,667	13,537,347	10,197,775
Costs and deferred exploration expenses					
Property acquisition and related costs	321,704	3,056,422	113,723	3,491,849	451,263
Sampling	128,177	252,448	12,778	393,403	179,671
Geology consulting and management	983,345	342,207	36,228	1,361,780	660,598
Geophysical survey	6,915	-	-	6,915	27,927
Drilling and mining development	3,295,102	2,530,875	37,841	5,863,818	1,352,627
Pilot milling	3,538,455	-	-	3,538,455	1,570,210
Supervision and local administrative costs	902,294	409,147	29,854	1,341,295	1,056,287
Transportation costs	6,866,742	96,082	6,389	6,969,213	2,530,748
Roads	1,275	14,718	-	15,993	41,725
Camp costs and food	1,369,021	61,334	-	1,430,355	550,053
Capitalized amortization of exploration buildings and equipment	1,417,937	260,876	7,926	1,686,739	833,442
Stock-based compensation costs	830,690	164,324	6,159	1,001,173	205,011
	19,661,657	7,188,433	250,898	27,100,988	9,459,562
Write-off of mining assets - Costs and deferred exploration expenses	-	-	(147,635)	(147,635)	(557,588)
Sales of concentrate	(35,588,838)	-	-	(35,588,838)	(5,562,402)
	(15,927,181)	7,188,433	103,263	(8,635,485)	3,339,572
Transfer to excess cost recovery - pilot mining	6,770,293	-	-	6,770,293	-
	(9,156,888)	7,188,433	103,263	(1,865,192)	3,339,572
Balance - End of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of outstanding securities as at April 27, 2007

Common shares: 110,098,655

Warrants: nil

Compensation options: (Each compensation option entitles its holder to purchase one common share of the Company at the price of $1.00 until August 16, 2007): 1,046,500

Options outstanding: 9,964,583

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
500,000	0.75	February 2010
1,458,333	0.30	September 2010
125,000	0.22	September 2010
2,616,250	0.40	February 2011
1,920,000	0.90	September 2011
40,000	0.98	January 2012
1,775,000	1.10	April 2012

Corporate Information

CORPORATE HEAD OFFICE

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

TICKER SYMBOL

TSX Venture Exchange TSX
Symbol: DIB

AUDITORS

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS CONSULTANT

Nicole Blanchard
Managing Partner
Sun International Communications

Tel.: (450) 627-6600
E-mail: nicole.blanchard@suncomm.com

INVESTOR RELATIONS

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

WEBSITE
www.diabras.com

BOARD OF DIRECTORS

Thomas L. Robyn
Executive Chairman

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

OFFICERS

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M.Sc.
President and Chief Executive Officer

André St-Michel, Eng., M.Sc.
Executive Vice-President

François Auclair
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

File No. 82-34990

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 13 - 2007

Dia Bras Obtains Historical Data from Promontorio Silver Mine in the Cusi District Including a section of 4.8 meters at 4,191 g/t Ag

Montréal, Québec - May 8 2007- Dia Bras Exploration Inc. (TSX-V: DIB) is pleased to announce that following a comprehensive compilation of important historical maps and sections of the Promontorio mine in the Company's Cusi property, new drilling targets have been generated. The Company has an option to earn 100% interest in the mine.

"An important vein in the Promontorio mine called Vein A is of such interest that we have mobilized two of our own diamond drill rigs to drill holes that will provide documentation to support these historical data," said Dr Thomas Robyn, Executive Chairman of Dia Bras. "De-watering of the Promontorio mine is well advanced and the water level has receded to Level 5, allowing rapid development of the broad breccia zones."

Dia Bras intends to complete a NI 43-101 compliant resource evaluation on the Promontorio vein as quickly as possible and plans to begin shipment of mineralized rock to its Malpaso mill during the fourth quarter of 2007.

Vein A (also called the Promontorio vein) strikes NE and dips steeply NW (see attached cross-section). Several other veins strike in the same direction, but dip steeply in the opposite direction (SE) such that extensive stockwork breccia zones occur at the intersections of the veins. For example, on Level 7 where the 'H' vein is within 20 metres of Vein A, Mr. José Payán directly sampled and mapped the broad stockwork zone at that level. A copy of his 1990 map is attached and shows sample intervals such as Sample Line 1 of 17.7 metres averaging 412 g/t silver, Sample Line 2 of 11.4 metres averaging 260 g/t, and Sample Line 3 of 4.8 metres averaging 4,191 g/t. Sample Line 1 includes one sample of 0.35 metre @ 5,820 g/t silver (5.8 kg silver) and Line 3 includes two high grade intervals, which are 0.95 metre @ 1,200 g/t (1.2 kg silver) and 0.95 metre @ 18,100 g/t (18.1 kg silver). In addition, these veins swing to the ESE and intersect the Cusi fault, which also creates stockwork breccias in zones plunging at the vein/fault intersections.

Furthermore another vein called El Gallo, located 150 meters northwest of the shaft was mapped and sampled on level 6 over a strike length of 45 meters. The vein averages 1.8 metres thick and averages 759 g/t Ag. High grade segments are also reported, such as 1.44 meter at 5,800 g/t Ag and 0.18 meter at 15,340 g/t Ag.

Historical Assay Data from Level 7, Promontorio Mine, Cusihuiriachic District

Sample Line 1		Sample Line 2		Sample Line 3	
Width m	Silver g/t	Width m	Silver g/t	Width m	Silver g/t
0.5	800	1.4	400	1.3	800
0.8	320	2.2	400	0.6	440
0.9	300	0.8	100	0.95	1,200
0.35	490	0.6	95	0.95	18,100
1.25	800	1.5	100	1.0	480
2.35	120	0.67	400		
1.32	370	0.8	300		
1.2	100	1.1	200		
0.76	100	0.5	320		
1.6	200	0.8	180		
0.7	100	1.0	200		
0.8	400				

0.9	400		
1.5	350		
1.2	300		
0.35	5,820		
0.6	300		
0.65	100		

Ing. José Rosendo Payán Molinar, an exploration and mine geologist for 20 years, has recently been hired by Dia Bras and compiled part of the historical data for the Company. Dia Bras now has the results of several years of work made on the Promontorio mine by the previous owner; Compañía Minera Cusi S.A de C.V. Sr. Payán was in charge of the planning and evaluation department at Minera Cusi and supervised the sampling and mapping of several levels of the mine.

The technical content of this news release has been approved by François Auclair, P.Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875

Nicole Blanchard
Managing Partner
Sun International
Communications
(450) 627-6600

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.



Promontorio Deposit
PLAN VIEW
N
10100 N
10050 N
10000 N
9950 N
10000 E
10050 E
10100 E
10150 E
10200 E
50 m
VISUACOM (05/2007)
See Longitudinal View
Vein El Gallo
Vein L
Andesitic Intrusif
Vein K
Vein J
Vein H
V. J
Vein A
Vein B

DIA BRAS exploration


NW
SE
SHAFT
Az 50°
2000 m
1950 m
1900 m
Vein El Gallo
Andesitic intrusif
Vein K
Vein J
Vein H
Vein C
Vein A
Vein L
Level 5
Level 6
Level 7
Level 8
Level 9
Promontorio Deposit
LONGITUDINAL SECTION
25 m
LEGEND
Mineralized vein
Shaft
Underground development
Level 5
Level 6
Level 7
Level 8
Level 9

DIA BRAS exploration

Level 7, Promontorio Mine
(Historical, 1990 Data)



N
Vein "H"
4.8 meters
@ 4,191 g/t
3
1
17.7 meters
@ 412 g/t Ag
11.4 meters
@ 260 g/t Ag
2
Veta Promontorio
Vein "A"
N
MINA PROMONTORIO
Level 7
0
10
20 Meters

DIA BRAS exploration

DIA BRAS EXPLORATION INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of DIA BRAS EXPLORATION INC. (the "Company"), for the year ended December 31, 2006, will be held in the Hochelaga Room, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montréal, Québec, on Thursday, June 7, 2007, at 10:00 a.m. (local time) for the following purposes:

(a) to receive the annual report of management, the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the auditors' report thereon;

(b) to elect directors of the Company;

(c) to appoint the auditors of the Company and to authorize the directors to fix their compensation;

(d) to adopt a resolution authorizing the Company to issue equity shares as performance bonus to the senior officers of the Company; and

(e) to transact such other business as may properly be brought before the Meeting, or any adjournment thereof.

The proxy circular of the Company as well as a proxy form for the Meeting are enclosed herewith.

DATED at Montréal, Québec, this 11th day of May 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secretary

If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.

File No. 82-34990

DIA BRAS EXPLORATION INC.

PROXY CIRCULAR

SOLICITATION OF PROXY

This Proxy Circular (the "Circular") is provided in connection with the solicitation of proxies by the management of DIA BRAS EXPLORATION INC. (the "Company") for use at the Annual and Special Meeting of Shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof (the "Meeting"). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited in person or by telephone by employees of the Company. The cost of solicitation is borne by the Company.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the enclosed Form of Proxy are officers of the Company. **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the Form of Proxy and depositing the duly completed Form of Proxy at the registered office of the Company or the Company's transfer agent indicated on the enclosed envelope prior to the close of business on the second business day preceding the date of the Meeting (exclusive of Saturdays, Sundays and holidays).**

Any proxy given may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the registered office of the Company or its transfer agent at any time prior to the close of business on the second business day preceding the date of the Meeting or in any other manner permitted by law. The shareholder may choose to attend the Meeting in person and exercise his or her voting rights.

EXERCISE OF DISCRETION BY PROXY

A shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed in accordance with the directions, if any, of the shareholders appointing them. **In the absence of such directions, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting.** At the time of the Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, in either case, the persons named in the Form of Proxy will vote according to their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company has fixed May 11, 2007 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting.

On May 11, 2007, 110,108,655 common shares of the Company were issued and outstanding. The common shares are the only securities outstanding and entitled to be voted at the Meeting. All holders of common shares of record as of May 11, 2007 are entitled to attend and vote thereat in person or by proxy.

To the knowledge of the directors and officers of the Company, the only persons, firms or corporations who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company, are as follows:

Name	Type of Ownership	Number of Common Shares	Percentage of Issued Common Shares
Matterhorn Investment Management LLP	Direct	11,311,000	10.27

Interest of Certain Persons or Companies in Matters to Be Acted Upon

Except as disclosed herein, the Company is not aware that any of the directors, nominees, officers or other insiders of the Company or any persons associated or otherwise related to any of them has any significant interest in the matters to be acted upon at the Meeting.

Election of Directors

The articles of the Company provide that the board of directors shall consist of a maximum of fifteen (15) directors. It is proposed by management of the Company that seven (7) directors be elected for the current year. The term of office of each director so elected will expire upon the election of his successor unless he resigns or his office shall become vacant by death, removal or other cause.

Except where authority to vote on the election of directors is withheld, the persons named in the accompanying Form of Proxy will vote FOR the election of the nominees whose names are hereinafter set forth.

The management of the Company does not contemplate that any of the nominees will be unable or, for any reason, will become unwilling, to serve as a director, but, if that should occur for any reason prior to the election, the persons named in the accompanying Form of Proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the Form of Proxy that his or her shares are to be withheld from voting on the election of directors.

The following table sets forth certain information pertaining to the persons proposed to be nominated for election as directors.

Name, Position with the Company, Province or State and Country of residence	Principal occupation	Director of the Company since	Number of Common Shares beneficially owned or over which control or direction is exercised
Réjean Gosselin (A) President, Chief Executive Officer and director *Québec, Canada*	President and Chief Executive Officer of the Company	September 30, 2003	952,834
Robert D. Hirsh (B) (C) Director *Mexico*	Managing Director and Industry Head - Mining and Energy *Scotia Capital Mexico*	February 25, 2005	426,400
Philip Renaud (B) (C) Director *London, United Kingdom*	Managing Director, *Church Advisors*	October 1st, 2003	7,557,268
Thomas L. Robyn (A) Executive Chairman and director *Colorado, USA*	President, *ST Group Inc.*	August 30, 2005	150,000
André St-Michel Executive Vice President and Director *Chihuahua, Mexico*	Executive Vice President of the Company	September 30, 2003 to May 31, 2006 August 2, 2006	592,234
Mario Caron *Ontario, Canada*	President and Chief Executive Officer *Tiberon Minerals Ltd.*	nominee	Nil
Daniel Tellechea *Arizona, United States*	Independent financial and management consultant	nominee	Nil

(A) Member of the Corporate Governance Committee.

(B) Member of the Compensation Committee.

(C) Member of the Audit Committee.

Each nominee has supplied the information concerning the number of common shares of the Company over which he exercises control or direction.

All of the persons whose names are hereinabove mentioned have previously been elected directors of the Company at a shareholders' meeting for which a proxy circular was issued and hold the same principal occupation as when elected except for Messrs. Mario Caron and Daniel Tellechea.

Mr. Mario Caron is the President and Chief Executive Officer of Tiberon Minerals Ltd. since 2003. From 2001 to 2003, Mr. Caron served as Vice President of Operations for Geomaque Explorations Ltd. (now Defiance Mining Corporation), and, from 2000 to 2001, as Vice President of Mining and Infrastructure, Financial Advisory Services Practice of PricewaterhouseCoopers Securities.

Mr. Daniel Tellechea was President and Chief Executive Officer of Asarco LLC ("Asarco"), an integrated copper mining, smelting and refining company based in Tucson, Arizona from 2003 to 2005. From 1994 to 2003, he was the Managing director, finance and administration of Grupo Mexico, Asarco's parent corporation.

To the knowledge of the Company, none of the foregoing nominees for election as a director:

(a) is, or within the last ten years has been, a director or executive officer of any company that, while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order, or an order that denied such company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in such company becoming the subject of a cease trade or similar order, or an order that denied such company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or

  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets,

except for: (i) Mr. Réjean Gosselin who is an officer and a director of Temoris Resources Inc. ("Temoris") (formerly Oasis Diamond Exploration Inc.), which was the subject of a cease trade order from May 25 to November 18, 2004 and from May 30, 2005 to March 24, 2006 for failing to file its financial statements on time; (ii) Mr. André St-Michel who was an officer and a director of Temoris which was the subject of a cease trade order for the reason described above; and (iii) Mr. Daniel Tellechea which was the President and Chief Executive Officer of ASARCO LLC (formerly ASARCO Inc.) ("ASARCO") when ASARCO filed in 2005 proceedings seeking protection from its creditors under Chapter 11 of the United States Bankruptcy Code.

To the knowledge of the Company, none of the foregoing nominees for election as director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Compensation to Named Executive Officers

The following table provides, for the fiscal periods indicated, the compensation of the Named Executive Officers of the Company.

SUMMARY COMPENSATION TABLE

Name and Position	Fiscal period	Annual Compensation			Long term compensation			All other compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other annual compen-sation ($)	Securities under options granted (#)	Shares or Units subject of resale restrictions (#)	LTIP Payouts ($)	
RÉJEAN GOSSELIN (1) President and Chief Executive Officer	2006	144,000	122,500	27,105	800,000	Nil	Nil	Nil
	2005(4)	126,200	50,000	26,123	300,000	Nil	Nil	Nil
	2005(5)	169,696	112,500	36,483	300,000	Nil	Nil	Nil
ANDRÉ ST-MICHEL (2) Executive Vice-President	2006	144,000	122,500	27,105	800,000	Nil	Nil	Nil
	2005(4)	126,200	50,000	26,123	300,000	Nil	Nil	Nil
	2005(5)	169,696	112,500	36,483	300,000	Nil	Nil	Nil
LEONARD TEOLI Chief Financial Officer	2006	130,000	50,000	Nil	356,000	Nil	Nil	Nil
	2005(4)	41,667	18,000	Nil	100,000	Nil	Nil	Nil
	2005(6)	58,726	18,750	Nil	100,000	Nil	Nil	Nil
Thomas L. Robyn (3) Executive Chairman	2006	146,160	120,000	Nil	600,000	Nil	Nil	Nil
	2005(7)	41,650	30,000	Nil	300,000	Nil	Nil	Nil

(1) The compensation is paid to Onyx Management inc., a company controlled by Mr. Gosselin, under a consulting agreement.

(2) The compensation is paid to Invesmin San Miguel, a company controlled by Mr. St-Michel, under a consulting agreement.

(3) The compensation is paid to ST Group Inc., a company controlled by Mr. Robyn, under a consulting agreement.

(4) The information is provided for the nine-month period ended December 31, 2005 following the Company change of its year-end from March 31 to December 31.

(5) The information is provided for the twelve-month period ended March 31, 2005.

(6) Mr. Teoli's full time employment with the Company began on October 1st, 2005.

(7) Mr. Robyn was named Executive Chairman in September 2005.

For the fiscal year ended December 31, 2006 and the nine-month period ended December 2005, the aggregate remuneration paid by the Company to its senior officers, including to the Named Executive Officers, amounted to $1,033,370 and $535,963 respectively. There are no pension plan benefits in place for senior management.

Options granted during the fiscal year ended December 31, 2006

Named Executive Officers	Securities under Options Granted (#)	Per cent of Total Options Granted to Employees in Financial Year (%)	Exercise price ($/share)	Market Value of Securities Underlying Option on the Date of Grant ($/share)	Expiration Date
Réjean Gosselin	500,000	18.51	0.40	0.40	Feb. 2, 2011
	300,000	15.00	0.90	0.90	Sept. 9, 2011
André St-Michel	500,000	18.51	0.40	0.40	Feb. 2, 2011
	300,000	15.00	0.90	0.90	Sept. 9, 2011
Leonard Teoli	250,000	9.26	0.40	0.40	Feb. 2, 2011
	105,000	5.25	0.90	0.90	Sept. 9, 2011
Thomas L. Robyn	500,000	18.51	0.40	0.40	Feb. 2, 2011
	100,000	5.00	0.90	0.90	Sept. 9, 2011

All options entitle holders to acquire an equivalent number of shares of the Company.

Aggregated Option Exercises during the Most Recently Completed Fiscal Year and Fiscal Year End Option

Named Executive Officers	Securities acquired on exercise	Aggregate value realized	Unexercised options at fiscal year end		Value of unexercised In-the-Money Options (1) at year period end	
	(#)	($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Réjean Gosselin	Nil	n/a	1,365,000	225,000	767,601	181,999
André St-Michel	106,667	34,000	1,271,667	211,666	682,784	169,883
Leonard Teoli	Nil	n/a	488,750	106,250	289,363	84,794
Thomas Robyn	Nil	n/a	825,000	225,000	579,002	181,999

(1) *In-the-Money Options* are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price as at December 31, 2006 was $1.19.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has entered into consulting agreements with companies controlled respectively by Réjean Gosselin, André St-Michel and Thomas L. Robyn (the "Consulting Agreements"). The Consulting Agreements have a term of one year and may be terminated upon a written notice of termination of six (6) months by either party. In the case of the Company, the period of notice may be replaced by a payment of six (6) months basic fees, representing $75,000.

The Company entered into an employment agreement with Leonard Teoli as Chief of Financial Operations for a two year term ending December 31, 2008 (the "Employment Agreement"). The Employment Agreement provides for an annual salary of $140,000 for the 2007 fiscal year and $160,000 for the fiscal year 2008. The Company may terminate the Employment Agreement by paying a severance pay equal to six months of the then annual salary.

Compensation of Directors

During the fiscal year ended December 31, 2006, the Company did not pay any compensation to its non-executive directors. An amount of $50,000 was paid to its non-executive directors in the nine-month period ended December 31, 2005.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan category	Number of shares to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	9,964,583 (1)	$0.684	935,417
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	9,964,583 (1)	$0.684	935,417

(1) As of the date of the Circular.

SHARE OPTION PLAN

The Company has a share option plan for the benefit of its directors, officers, employees and consultants and those of its subsidiaries reserving a fixed number of common shares for issuance under the share option plan (a maximum of 10% of the issued shares of the Company). The share option plan was approved by the shareholders of the Company at an annual and special meeting of shareholders held on August 30, 2005.

DIRECTORS' AND OFFICERS' INSURANCE

The Company has purchased an insurance policy for the benefit of its directors and officers, and the directors and officers of its subsidiaries, against liability incurred in the performance of their duties as directors and officers of the Company or its subsidiaries, as the case may be. The premium for the fiscal year ended December 31, 2006 amounts to $20,000. The annual policy limit is $5 million and the deductible is $25,000.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein and in the audited financial statements of the Company for fiscal year ended December 31, 2006, the Company is not aware that any of the directors, nominees, officers or other insiders of the Company or any persons associated or otherwise related to any of them has had an interest in any material transaction carried out since the commencement of the last fiscal period of the Company and which has materially affected or is likely to materially affect the Company.

REAPPOINTMENT OF AUDITORS

The management of the Company proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Company for the 2007 fiscal year and that the directors be authorized to fix their compensation.

Except where authority to vote on the appointment of the auditors of the Company is withheld, persons named in the accompanying Form of Proxy will vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the 2007 fiscal year and FOR their compensation to be fixed by the directors of the Company.

PERFORMANCE BONUS IN EQUITY SHARES OF THE COMPANY

The Compensation Committee of the Company recommended to the Board the payment of performance bonuses in equity shares of the Company, up to a maximum of 500,000 shares, to two of its senior officers, the President and Chief Executive Officer and the Executive Vice-President.

The Compensation Committee believes that the award of bonuses based on performance is a good incentive to retain the senior officers and obtain an exceptional performance. While the payment in shares has the advantage of

not effecting the cash position of the Company, the maximum considered would create minimal dilution for the existing shareholders (0.4 %).

The Compensation Committee believes that the payment of performance bonuses in equity shares of the Company is in the interest of the Company and its shareholders.

Unless otherwise instructed, the persons named in the accompanying Form of Proxy will vote at the Meeting FOR the approval of the resolution authorizing the Company to issue a maximum of 500,000 common shares in payment of performance bonuses to two senior officers of the Company. This resolution requires confirmation by a majority of the disinterested votes cast thereon at the Meeting and, therefore, to the knowledge of the Company, 1,545,068 votes attached to the common shares will not be counted. The text of the resolution which shareholders of the Company will be asked to consider is set forth below.

"NOW THEREFORE IT IS RESOLVED THAT:

1. The Company be authorized to issue a maximum of 500,000 common shares in payment of performance bonuses to senior officers of the Company; and

2. Any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to this resolution."

INFORMATION ON CORPORATE GOVERNANCE

The following information of the Company's Corporate Governance Policy is given in accordance with NI 58-101 and Policy 3.1 of the TSX Venture Exchange Manual.

(a) Board of directors

With the election of Messrs. Daniel Tellechea and Mario Caron, the majority of the directors will be independent. In addition to Messrs. Daniel Tellechea and Mario Caron, Messrs. Philip Renaud and Robert D. Hirsh are also independent directors.

The following directors are not independent: Mr. Réjean Gosselin, President and Chief Executive Officer of the Company; Mr. André St-Michel, Executive Vice-President of the Company; and Mr. Thomas L. Robyn Executive Chairman of the Company.

(b) Directorships

Director	Issuer	Jurisdiction
Réjean Gosselin	Temoris Resources Inc. (FORMERLY Oasis Diamond Exploration Inc.)	Canada
Philip Renaud	Yorbeau Resources Inc. Diagem Inc. Valdez Gold Inc.	Québec Canada Canada
Daniel Tellechea	Revett Minerals Inc. Silver Eagle Mines Inc.	Canada Canada
Thomas L. Robyn	Yorbeau Resources Inc.	Canada

(c) Orientation and Continuing Education

The board encourages directors to follow appropriate education programs offered by relevant regulatory bodies and provides them with the opportunity to enhance their understanding of the nature and operation of the Company.

(d) Ethical Business Conduct

Each director of the Company, in exercising his powers and discharging his duties, must act honestly and in good faith with a view to the best interests of the Company and further must act in accordance with the law and applicable regulations, policies and standards.

In situation of conflict of interest, a director is required to disclose the nature and extent of any material interest he/she has in any material contract or proposed contract of the Company, as soon as the director becomes aware of the agreement or the intention of the Company to consider or enter into the proposed agreement and the director must refrain from voting.

(e) Nomination of Directors

The board selects nominees for election to the board, after having considered the advice and input of the Corporate Governance Committee and having carefully reviewed and assessed the professional competencies and skills, personality and other qualities of each proposed candidate, including the time and energy that the candidate can devote to the task, and the contribution that the candidate can bring to the board's dynamic.

(f) Compensation Committee

In determining the remuneration of the officers of the Company, the Compensation Committee compares market remuneration packages by consulting directors and other compensation experts knowledgeable of the mining industry.

The Committee reviews industry data applicable to mining executives from recruitment agencies.

(g) Governance Committee

The Committee has the authority and responsibility for:

(i) annually reviewing the mandates of the board and its committees and recommending to the board such amendments to those mandates as the Committee believes are necessary or desirable;

(ii) reviewing annually the disclosure of corporate governance practices to be included in the Company's proxy circular;

(iii) reviewing at least annually the size and composition of the board, analyzing the needs of the board and considering the skills, areas of experience, backgrounds, independence and qualifications of the board members to ensure that the board, as a whole, has a diversity of competencies and experience that support it in carrying out its responsibilities;

(iv) assessing at least annually the effectiveness of the board as a whole, the committees of the board and the contribution of each director regarding his effectiveness and contribution;

(v) acting as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full board meeting, including the performance of management or individual members of management or the performance of the board or individual members of the board;

(vi) determining at the earliest stage possible whether any proposed transaction discussed by the board is or can be perceived as a related party transaction and, if such is the case, review any such transaction to ensure that it is being proposed and will be carried out with fairness and with the best interest of the Company in mind and or, alternatively, recommend that a special committee of disinterested directors be constituted to carry out the negotiations for such transaction and review and reported thereupon to the board.

(h) Assessments

Refer to the responsibilities of the Governance Committee described above.

AUDIT COMMITTEE

Audit Committee Charter

Under the rules of the TSX Venture Exchange, the Company is required to disclose the text of its audit committee's charter. The Company's audit committee charter is set out in Schedule "A" to this Circular.

Composition of the Audit Committee

The Audit Committee is composed of the persons named in the table below. Mr. Culver is not a candidate for reelection. After the election of the new board at the Meeting, an independent director will be nominated to the Audit Committee.

Name	Independent	Financially literate
James A. Culver	Yes	Yes
Robert D. Hirsh	Yes	Yes
Philip Renaud	Yes	Yes

Dr. *James A. Culver* is Chairman and Chief Executive Officer of *TPG Commercial Finance, LLC,* since January 2006. This company is the result of a management buyout of *Maple Commercial Finance*. Before that time he was President of *Maple Trade Finance* and *Maple Commercial Finance*, divisions of the *Maple Financial Group*. He developed and managed Maple's trade finance, commodity finance, and factoring businesses. He supervised the management of more than $500 million in assets involved in international trade including several metals clients. Before joining the *Maple Financial Group*, he co-managed the *IIG Trade Opportunities Fund* that provided commodity and trade finance to a range of small and medium sized corporate clients. In 1996-1997, he was visiting professor of Finance for the *University of New York*, teaching MBA courses in investment theory and derivatives.

Mr. *Robert D. Hirsh* has a Bachelor of Arts in economics from the *University of Western Ontario* and a MBA from the *Stern School of Business, New York University* with a major in finance. For the past four years, Mr. Hirsh has been the industry head of the mining, energy, telecommunication, and media sectors responsible for origination and primary client coverage of *Scotia Capital* in Mexico. Prior to this, Mr. Hirsh was vice-president of investment banking, fixed income at *Casa de Bolsa Scotia Inverlat*. His responsibilities included origination and execution of debt capital markets products, marketing underwriting and distribution capabilities of commercial paper, debentures and medium term notes to corporate clients in Mexico. Mr. Hirsh is an independent director.

Mr. *Philip Renaud* is Managing Director of *Church Advisors*, a private holding company. He is a graduate of *Franklin College* of Switzerland with a Bachelor of Arts in international financial management. He is a director and member of the audit committee of *Diagem Inc.* He is also director of *Canada Underwriting* and of *Diagem Inc.* and *Yorbeau Resources Inc.*, two natural resource companies whose securities are listed respectively on TSX Venture Exchange and Toronto Stock Exchange. Mr. Renaud is an independent director.

Reliance on Certain Exemptions

The Company is relying upon the exemption from the requirements of MI 52-110 relating to the reporting obligations of the Audit Committee provided in Section 6.1 of MI 52-110.

FEES

Audit Fees

The audit fees for the fiscal year ended December 31, 2006 and the nine-month period ended December 31, 2005 amounted to $100,000 and $90,000 respectively.

Other Related Audit Fees

No other related audit fees were charged by the auditors in fiscal year ended December 31, 2006 or in the nine-month period ended December 31, 2005.

Pre-approval Policies and Procedures

Under its charter, the Audit Committee has the mandate to review and pre-approve management requests for any consulting engagement to be performed by the auditors of the Company that is beyond the scope of their audit services. There were no such mandates in the fiscal year ended December 31, 2006.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, the persons named in the Form of Proxy will vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at WWW.SEDAR.COM.

Financial information relating to the Company is provided in the Company's audited consolidated financial statements for the fiscal year ended December 31, 2006 and the related management's discussion and analysis (the "MD&A"). Shareholders who wish to obtain a copy of the financial statements and MD&A of the Company may contact the Company as follows:

By phone:	514-393-8875
By fax:	514-393-8513
By e-mail:	ndion@diabras.com
By mail:	DIA BRAS EXPLORATION INC. Suite 2750 600 de Maisonneuve West Montréal, Québec H3A 3J2

BY ORDER OF THE BOARD OF DIRECTORS

Luce L. Saint-Pierre

Luce L. Saint-Pierre
Secretary

Montréal, Québec
May 11, 2007

SCHEDULE "A"

TO THE PROXY CIRCULAR

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. PURPOSE

The Audit Committee (the "Committee") is a committee of the board of directors. The primary function of the Committee is to assist the board of directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Committee. The Committee's primary duties and responsibilities are:

- overseeing the integrity of the Company's financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;
- recommending the appointment and reviewing and appraising the audit efforts of the Company's external auditors, overseeing the external auditors' qualifications and independence and providing an open avenue of communication among the external auditors, financial and senior management and the board of directors;
- monitoring the Company's financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

II. COMPOSITION

The Committee shall consist of a minimum of three directors of the Company the majority of whom shall not be officers or "control persons", as such term is defined hereunder, of the Company. All members shall, to the satisfaction of the board of directors, be "financially literate" as such term is defined hereunder.

The members of the Committee shall be appointed by the board of directors. The board of directors may remove a member of the Committee at any time in its sole discretion by resolution of the Board.

III. DUTIES AND RESPONSIBILITIES

1. The Committee shall review and recommend to the Board for approval:

   (a) The Company's financial statements (annual and quarterly), MD&A and earnings releases to be filed with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings.

   (b) Documents referencing, containing or incorporating by reference the annual audited consolidated financial statements or interim financial results (e.g., prospectuses, press releases with financial results) prior to their release.

2. The Committee, in fulfilling its mandate, will:

   (a) Satisfy itself that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer to certify financial statements and other disclosure documents as required under securities laws.

(b) Satisfy itself that adequate procedures are in place for the review of the issuer's public disclosure of all financial information extracted or derived from the issuer's financial statements, and must periodically assess the adequacy of those procedures.

(c) Recommend to the board of directors the selection of the external auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the external auditor.

(d) Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor, and discussing and resolving any material differences of opinion or disagreements between management and the external auditor.

(e) Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements.

(f) Obtain and review annually a report prepared by the external auditors summarizing the auditors' internal quality-control procedures and processes.

(g) Review the scope of the external audit, including the fees involved.

(h) Review the report of the external auditor on the annual audited financial statements.

(i) Review the problems identified during audit, and, if any, the limits and restrictions imposed by management and any significant accounting matter for which management sought a second opinion.

(j) Review and approve requests for any management consulting engagement to be performed by the external auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

(k) Review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material affect upon the financial position or operating results of the Company, and whether these matters have been appropriately disclosed in the financial statements.

(l) Review periodically legal and regulatory requirements that, if breached, could have a significant impact on the Company's published financial reports or reputation. Inquire on the extent of compliance with security policies.

(m) Review with management the accuracy and timeliness of filings with regulatory authorities.

(n) Review annually general insurance coverage of the Company to ensure adequate protection of major corporate assets including but not limited to D&O coverage.

3. The Committee is responsible for the establishment of procedures for :

(a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4. The Committee reviews and approves the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

5. Annually, the Committee will review its Charter and, where appropriate, recommend changes to the board of directors.

IV. MEETINGS

1. The Committee shall meet no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.

2. The external auditors of the Company will receive notice of every meeting of the Committee. The external auditors may also call a meeting of the Committee.

3. The Board shall be kept informed of the Committee's activities by copies of minutes, at the next board meeting following each Committee meeting or by a verbal report.

V. QUORUM

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee.

VI. DEFINITIONS

In accordance with *Multilateral Instrument 52-110 – Audit Committees,*

"**Financially literate**" means "that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements."

"**Control Person**" means "any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company except where there is evidence showing that the holder of those securities does not materially affect the control of the Company."

APPROVED BY THE BOARD OF DIRECTORS

May 7, 2007

File No. 82-34990

DIA BRAS
exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 14 - 2007

Dia Bras Drills 40.5 Metres of 100 g/t Ag at the San Antonio Pit in the Cusi Silver District

Montréal, Québec - May 10 2007 - **Dia Bras Exploration Inc.** (TSX-V: DIB) is pleased to announce more high grade silver intersections from its ongoing drill program on the Cusi property, located in the State of Chihuahua, Mexico which is 100% owned by the Company.

Hole DC07B91, of which partial assay results had been previously reported (see press release, April 18th, 2007) and that was drilled to test the section under the western half of the 100% Dia Bras owned San Antonio Pit, intersected a further 40.0 metre section averaging 0.1 g/t Au, 101 g/t Ag, Cu, 1.78% Pb and 2.09% Zn, including a 6.0 metre section that assayed 0.2 g/t Au, 336 g/t Ag, 0.1% Cu, 2.1% Pb and 1.3% Zn and a second 7.5 metre section that assayed 0.1 g/t Au, 119g/t Ag, 0.2% Cu, 5.1% Pb and 8.4% Zn.

HOLE DC07B91

From	To	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
197.0	237.5	40.5	0.07	101	0.08	1.78	2.09
Including 197.0	203.0	6.0	0.20	336	0.1	2.1	1.3
and 212.0	216.5	4.5	0.20	217	0.2	3.8	2.2
and 230.0	237.5	7.5	0.1	119	0.2	5.1	8.4

Hole DC 07B91 tested the down dip extension of the western portion of the San Antonio Pit. The core angle is approximately 35 degrees and should result in a true thickness of the mineralized zone which could vary from 10 to 15 metres, because the dip of the mineralized structure as extrapolated from surface varies from vertical to 70-80 NW.

In addition, hole DC07B92, drilled about 5 metres south of the shaft to test the 100% Dia Bras owned Santa Marina Vein in its central section, intersected two zones of gold-silver mineralization. The first zone cut 3 metres of 0.3 g/t Au, 372 g/t Ag, and traces Cu, Pb and Zn. The second intersection is a mixture of broken core and mineralization possibly left in an old pillar of the mine. It contains a 3.0 metre section of 2.30 g/t Au, 150 g/t Ag, trace Cu, 0.3% Pb and 0.78% Zn. The recovery in this last section was just over 50%. The mineralized intersection stopped in an old stope, which is estimated to be 4.4 metres in core length. The next intersection of 3.0 metres intersected low grade mineralization possibly representing the hanging wall of the mineralization.

HOLE DC07B92

From	To	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
122.0	125.0	3.0	0.3	372	0.1	0.4	0.2
and 218.0	221.0	3.0	2.30	150	tr	0.3	0.78

Assay results are pending for hole DC07B94, drilled on the same setup at a steeper angle to test the down dip extension of the vein.

Hole DC07B93 was drilled to test the central section of the Santa Marina Mine, 20 metres north of the shaft, and intersected numerous zone of mineralization, including a 3 metre section that assayed 582 g/t Ag.

HoleDC07B93

From	To	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
81.0	84.0	3.0	0.0	96	0.0	0.1	0.0
88.5	90.0	1.5	0.1	193	0.1	0.1	0.1
94.5	97.5	3.0	0.0	582	0.1	0.3	0.2
141.0	144.0	3.0	0.0	218	0.0	0.2	0.3

Method of analysis and quality assurance-quality control

Diamond drill samples sent for analysis consist of half NQ size diamond core split on site, prepared by ALS Chemex samples preparation laboratory in Chihuahua, Chihuahua State, Mexico, and assayed for Au and Ag by 50 g fire assay with AA finish at the ALS Chemex North Vancouver BC Laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP). The quality assurance-quality control (QA-QC) of DiaBras has been described in details in Scott Wilson RPA 43-101 report of December 2006.

The technical content of this news release has been approved by François Auclair, P.Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875

Nicole Blanchard
Managing Partner
Sun International
Communications
(450) 627-6600

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.


DC07B091(-60°,173.5°)
ELEV. 2089.9
2000M
10.5/0.1-678-0.0-0.4-0.2
3.0/0.25-1877-0.1-0.8-0.25
6.0/0.2-336-0.1-2.1-1.3
40.5/0.07-101-0.08-1.78-2.0
1900M
4.5/0.2-217-0.2-3.8-2.2
7.5/0.1-119-0.2-5.1-8.4
PT=239m
ESCALA GRAFICA
ACOTACION METROS
SECCION BNO91
ANCHO MUESTRA / Au-Ag-Cu-Pb-Zn
1800M
ESCALA 1 : 1000
0
10
25
50
100
10500E
9500N
9400N
9300N


PILA
ELEV. 2047.95
2000
1900
1800
3.0 / 0.26 - 372 - 0.4 - 0.2 - 0.10
6.0 / 1.53 - 460 - 2.96 - 1.32 - 0.05
PT=281m
DC07B092(-50°,353°,281m)
SECCION BNO92
ANCHO MUESTRA / Au-Ag-Cu-Zn-Pb
ESCALA 1 : 1000
PT=326m
ESCALA GRAFICA
ACOTACION METROS
0 10 25 50 100
10,500 N
10,400 N
SAN ANTONIO
10,300 N
10,600 E



DC07B093(-50°,136°)
ELEV. 2089.9
2000
3.0/0.0-96-0.0-0.1-0.0
1.5/0.1-193-0.1-0.1-0.1
3.0/0.0-582-0.1-0.3-0.2
3.0/0.0-218-0.0-0.2-0.3
1900
1800
ESCALA GRAFICA
ACOTACION METROS
0 10 25 50 100
PT=357m
SECCION BNO93
ANCHO MUESTRA / Au-Ag-Cu-Pb-Zn
ESCALA 1 : 1000
10,600E
10,700E
9,500 N
9,400 N
9,300 N

File No. 82-34990

DIA BRAS
exploration

Le 10 mai 2007

Autorité des marchés financiers
800, square Victoria
22e étage
Tour de la Bourse, C.P. 246
Montréal (Québec)
H4Z 1G3

Objet : Dépôt des États financiers annuels

La présente est pour vous aviser qu'en date du 30 mai 2007, les états financiers annuels vérifiés ont été déposés au mauvais dossier, soit dans le dossier amendé.

EXPLORATION DIA BRAS INC.
Par :

Luce L. Saint-Pierre

Luce L. Saint-Pierre

Bureau 2750 • 630, boul. de Maisonneuve Ouest • Montréal (Québec) • Canada • H3A 3J2
Tel : (514) 393-8875 • Télécopieur : (514) 393-8513
Internet : www.diabras.com

File No. 82-34990

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

Annual Report 2006

Dia Bras Exploration Inc.

Focused and accelerating value creation from:

- ✓ High-potential base and precious metal properties
- ✓ Exceptional technical and management expertise
- ✓ Positive operating cash flow from pilot mining

Table of Contents

Note to Readers

It is important to note that neither Bolivar nor Cusi is at a commercial production stage. Completion of a feasibility study is required to confirm the economic viability of a property before it is brought into commercial production.

Mention is made in this Report of a mine located in the Company's Cusi district which is called Promontorio. Mention is also made of a Dia Bras property called Promontorio. The two assets share the same name, but are completely distinct. The asset in the Cusi district is always referred to as a *mine*, and the other Promontorio is always referred to as a *property*.

Financial results are in Canadian dollars, and technical data are in metric units unless otherwise indicated.

Caution Concerning Forward-Looking Statements

Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks, and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of base and precious metals, mining industry risks and hazards, requirement of additional financing, risks of delays in construction, production or obtaining permits and other risks. The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this report.

An increasingly successful and promising business model

High-Potential Base and Precious Metal Properties

Dia Bras (the "Company") has established major exploration and pilot-mining operations in the renowned Sierra Madre mineral belt in the Mexican State of Chihuahua. The Company has applied, with significant initial effect, modern geological, exploration, mining, and management expertise to inactive base metal and precious metal mines. The Company's Bolivar property has already demonstrated recoverable deposits of zinc and copper. In May-June 2006, the Company acquired the entire Cusihuiriachic ("Cusi") silver district in Chihuahua State, which includes 12 inactive mines that produced high-grade silver but have never been explored or developed with modern mining technology.

Exceptional Technical and Management Expertise

The success of Dia Bras is largely attributable to three industry veterans - Réjean Gosselin, André St-Michel and Thomas L. Robyn - who have applied the benefits of their experience to the opportunities encountered in Mexico. The extent of their background and skills differentiates Dia Bras among junior and emerging exploration companies. They were able to determine expeditiously the nature and initial viability of the deposit at Bolivar. Notwithstanding the absence of a scoping study, the potential of the property was immediately clear to them. It was their eighty years of combined hands-on experience in the technical aspects of the business - exploration, mine development, extraction and project financing - that brought Dia Bras' pilot-mining program to a positive cash flow within fifteen months. Additionally, the Company's exploration, mining and milling teams have leaders with 25 years or more of technical experience. They supervise 350 employees, a majority of whom are Mexican.

Positive Cash Flow from Pilot-Mining Operations

In 2006, the Company's drilling program at Bolivar was entirely funded by the site's copper-zinc pilot-mining project. Extraction from Bolivar began in February 2005 and has generated positive cash flow since December 2005. Bulk sampling for silver has begun at Cusi, and a program of pilot mining similar to that at Bolivar is being planned. Pilot mining provides essential information about the extent of resources and builds a data bank that will facilitate formal feasibility studies. Pilot mining also allows the Company to fine-tune its techniques, perfect its understanding of the Mexican mining environment, and fully train the locally sourced workforce.

While exploration continues, processing of readily extractable material is generating significant positive cash flow. This in turn enables self-financed accelerated exploration for larger deposits and will confirm long-term economic viability.

Significant Events of 2006

Exploration

Exploration at Bolivar resulted in the identification of feeders for mineralizing fluids and recognition that the major mineralized zones at Bolivar occur in two skarn horizons (the Upper and Lower Skarns). The Upper Skarn hosts the high-grade copper-zinc mineralization now being exploited by the Company in the Bolivar mine, and the Lower Skarn hosts copper-iron mineralization. These skarns dip to the northeast towards newly recognized major faults, and major replacement/skarn deposits could occur beneath the capping andesitic rocks. An extensive drilling program of 25,000 metres is planned for 2007 to test these newly-recognized targets.

Acquisition

The Company acquired the entire Cusihuiriachic ("Cusi") silver district in Chihuahua State, 40 kilometres from the Company's Malpaso mill. Cusi covers more than 79 square kilometres and includes 12 inactive former mines that historically produced high-grade silver but were never exploited with modern techniques. This region is very promising and the potential of these former mines at depth has never been explored.

The Company began in earnest the exploration program at Cusi. Skilled geologists and miners were rapidly assigned to the newly acquired property, and impressive drilling results were obtained as early as October. The Company also received the first technical report on its Cusi silver project. The NI 43-101 report, prepared by Scott Wilson Roscoe Postle Associates Inc., concluded that there is good potential for economic silver-gold mineralization on the Cusi property. The drilling program began in mid-2006 and will continue throughout 2007 with 25,000 metres to be drill on Cusi and also on Bolivar properties.

Mill Operations

The Company inaugurated its 500 tonnes per day El Triunfo circuit at the Malpaso mill, increasing the overall mill capacity to 850 tonnes per day.

Pilot-Mining Revenue

In 2006, the Company generated generated a direct cash operating margin of US$15 million from US$26.8 million in production value from the sale of copper and zinc concentrates, having processed 96,575 dry metric tonnes at an average grade of 10.63% zinc and 2.03% copper.

Financing

In August, a bought deal financing of $10.5 million (14,950,000 common shares at $0.70 per share) was successfully completed. In November, the exercise of warrants at $0.90 provided the Company with an additional $10.3 million.

Objectives in 2007

- ✓ Complete a total of 50,000 metres of diamond drilling on the properties;
- ✓ Discover a high-value deposit at either Bolivar or Cusi;
- ✓ Maintain production and positive cash flow from Bolivar;
- ✓ Initiate pilot mining at Cusi and generate positive cash flow.

Message to Shareholders

The year 2006 represented a period of remarkable progress for Dia Bras. In every respect, the Company met or exceeded its expectations for the year.

Our exploration program progressed on a fully self-financed basis at Bolivar in Mexico. In the course of the year, we further delineated the compelling geologic prospects of our Bolivar property in the State of Chihuahua, Mexico, while generating positive operating cash flow with our base-metals pilot-mining program. We increased the throughput of our Malpaso mill and commissioned a scoping study on our Bolivar property in preparation for the construction of a new mill on site at Bolivar.

Additionally, Dia Bras significantly broadened its land package in 2006 by acquiring the entire nearby Cusihuiriachic ("Cusi") silver district, known for centuries as an area rich in silver deposits. Subsequent to year end, we commenced a bulk-sampling project at Cusi. We anticipate that our pilot mining of silver at this property, following the model at Bolivar, will very shortly begin generating additional cash flow. Meanwhile, our exploration at Cusi is revealing substantial long-term potential.

In 2006, we ramped up the Dia Bras pilot-mining project at Bolivar, our copper-zinc property in the renowned Sierra Madre mineral belt. Although significant revenues from extraction and processing could give the impression that Dia Bras is already at a commercial production stage, this is not yet the case. From our 2006 production, we generated direct cash operating margin of US$15 million. We invested all of that income into further exploration and development work, capital expenditures and property payments.

The Company's chief objective is to reach the stage where mining becomes its predominant activity. At present, however, exploration remains our principal pursuit. Bolivar and Cusi properties are related to copper porphyry mineralizing systems, and the Company's 2007 exploration program is focused on the discovery of high-value deposits that are associated with such systems. Some 25,000 metres of diamond drilling have been budgeted at Cusi and also at Bolivar during 2007.

Clearly, we have major *in situ* value at Bolivar. We have demonstrated the accessibility of the mineralized rocks, from which we are generating revenue. To focus on that production and ensuing cash flow, however, would not sufficiently tell the Dia Bras story; it would not adequately show our potential. Dia Bras' properties are located within the types of geological systems that have been known to produce massive deposits. We are confident that the size and value of the Company will in a few years grow significantly as a result of our exploration. Furthermore, we cannot stress enough the reasoning behind our pilot-mining program - its primary function is to finance that exploration.

Our strategy at Cusi replicates our strategy at Bolivar. Exploration is going forward while extraction will finance exploration of the district. In due course, we will have a full scoping study done at Cusi. We are confident the reserve calculation will justify the start-up of commercial silver production.

The success of Dia Bras has been derived from the Company's double-barreled strategy - extraction as a self-funding means to exploration and mine development - in which we have achieved all of our initial goals. Our strategy gives promise of very significant ongoing value creation for the shareholders of Dia Bras.

During the year, the Company successfully completed a bought deal financing of $10.5 million, and an additional $10.3 million was raised from the exercise of warrants in order to finance the acquisition of the Cusi project, development work on Bolivar, including a scoping study, as well as for general corporate purposes.

We wish to take this opportunity to thank all the people of Dia Bras in Mexico and our Montreal head office. Their commitment represents the Company's most critical asset. We also wish to express gratitude to our shareholders and Board members, whose trust and support have been indispensable to the Company's accomplishments and accelerating progress. We look forward to reporting continued and growing success in the months and years ahead.

Réjean Gosselin, M.Sc.
President & CEO

Thomas L. Robyn, Ph.D.
Executive Chairman

Questions and Answers

A Discussion with Management

Q.: As the Company pursues pilot mining and exploration simultaneously, what are the benefits to shareholders of this "hybrid" model?

The primary benefit is that the Company can pursue an aggressive exploration program without having to raise the funds to do so and, therefore, prevent dilution for shareholders. Data from pilot mining also allow the Company to establish various parameters that are essential for a feasibility study, such as metallurgical recoveries, market value of the concentrates produced, and mining and milling costs. It also allows us to train our local staff in mechanized mining techniques.

Q.: Is it accurate to say that Dia Bras has brought "Canadian-style mining" to Mexico, and if so, what is the significance?

Many Canadian companies are active in Mexico, and some are operating mines, so it is not accurate to say that Dia Bras is alone in bringing Canadian-style mining to the country. It is more accurate to point out that Dia Bras has been very aggressive and entrepreneurial in starting pilot mining, with zero or limited mine data, and relying on the expertise and ability of its staff to take properties to pilot mining so that cash flow can help finance the Company's activities in exploration and mine development.

Q.: How have the efficiency and scale of the Malpaso mill been enhanced?

The Bolivar circuit of the Malpaso mill has been enhanced by adding ball mills to increase milling capacity to 350 tonnes per day, as well as adding filters, pumps, automated reagent controls and other equipment to improve the mill's efficiency. We have also drilled our own water well to provide the extra water needed for the expanded mill capacity, and we have increased the power level to the mill.

Installation of the El Triunfo circuit was completed during December 2006, which added an independent circuit of 500 tonnes per day capacity to the mill. This circuit had been commissioned, and the full capacity was reached in April 2007.

Q.: What are the nature, extent and importance of institutional shareholdings in Dia Bras?

Institutional holdings of Dia Bras shares are significant, with more than half the Company's 110.1 million outstanding shares held by North American and European institutions, the most important holding being about 11%.

Q.: What events in the world economy are impacting the price of zinc, copper, and silver?

Strong demand for these metals has been driven by the change in China's economy. China had been a net exporter of these and other metals for decades, but in 2003-2004 became a net importer as a result of the demand due to large infrastructure developments in the country. India has experienced a similar reversal. The strong increase in demand for metals came after decades of neglect and underfunding of exploration by mineral companies, with the result that few new deposits are ready for development. This situation is expected to continue for several years, which is why many mining analysts have stated that the mining business is at the beginning of a "super cycle" of increased metal demand and prices.

Q.: What is the Company's current estimate of the life span of possible mines on its principal properties in Mexico?

Both the Bolivar and the Cusi properties contain mineralization related to copper porphyry deposits, which are some of the largest tonnage deposits in the world. Moreover, these deposits generate several related deposit types, such as skarns of various types, replacement deposits, breccia pipe deposits, and vein deposits of base and precious metals. Mining camps such as Santa Rita (New Mexico), Yerington (Nevada), Butte (Montana), Bingham (Utah), Cananea (Sonora, Mexico) and Miami-Inspiration (Arizona) are examples of this deposit type located in southwestern United States and northwestern Mexico, which measure the life of their associated mining camps in many decades and in some cases (Cananea) in centuries. However, we still need to validate the economic potential of our deposits before we can confirm any duration of mining life.

Q.: What is the Company's level of satisfaction in regard to the past year's production numbers, revenue figures, and exploration progress?

The Company exceeded its forecast for 2006 in tonnes milled and production value, so we are pleased with the year's results. Exploration was focused in the immediate mine area of Bolivar in early 2006, as the Company focused on replacing the mineralized rock that it had mined and processed. Exploration is now shifting away from the immediate mine area in order to discover and define the resources needed to justify construction of a mill at the Bolivar mine. We continue to expand the area of known mineralization in both the Upper and Lower Skarn Horizons at Bolivar, and we are confident that we will identify sufficient resources to initiate a feasibility study for a mill.

Exploration at Cusi is currently focused on defining sufficient tonnage of mineralized rock to initiate pilot mining until more step-out exploration can be done in preparation for a feasibility study that would address the possibility of a mill on site. Such a study will not be a near-term exercise, and management will monitor progress and determine when it is expedient for a study. We are pleased with the exploration results to date, keeping in mind that the Company acquired the Cusi district only in mid-2006. Results of exploration to date support our original concept that the Cusi silver district has a significant potential for new discoveries.

Q.: How would management respond to a takeover bid?

Two major responsibilities of management are to increase the value of the Company and to protect the interests of the Company's shareholders. Any issue that arises for the Company and management is evaluated within the context of those primary responsibilities.

Q.: Why should shareholders in a company that operates in Mexico like Dia Bras feel just as secure about their investment as would shareholders in a company that mines in Canada?

Investors evaluate their potential investments in various ways, including the mining and economic climate in which they are considering investing. Various countries have various issues of interest to shareholders, including environmental issues, political stability, mining laws and regulations, labour factors, observance of the rule of law, operating costs, etc. Each investor has a different point of view and tolerance with regard to these factors, and must make his decision accordingly. With reference to Mexico specifically, it is today a country seeking to maximize the potential of its resources and is ranked among the low-risk countries for foreign investment, according to a recent report from Ernst & Young.

Q.: What risks do the shareholders in Dia Bras face?

Shareholders in Dia Bras face the same risks as other investors in the mining business. These include variations in metals prices, changes in mining laws and regulations, and changes in the world economy as well as risks that are specific to various countries and projects. Mining projects can face changes in labour laws, taxation levels, and other factors out of management's control. Investors must evaluate their own tolerance for risk and invest accordingly.

Activity Report

Bolivar 2006 Exploration

Geological results from our 2006 exploration program indicate the potential for major discoveries at Bolivar in 2007. Mineralization on this property is related to a copper porphyry system. Typically, such systems generate skarn deposits, replacement deposits, breccia pipe deposits and other types of deposits - all of which constitute attractive targets.

What we learned in the past year is that we are dealing with two layers of skarn mineralization. Exploration followed the mineralization associated with the Upper Skarn Horizon, hosting the Bolivar mine, and the Lower Skarn Horizon, which hosts the South Bolivar mineralization. The Upper Skarn Horizon is rich in copper and zinc; the Lower contains copper, iron, gold and silver. As we conducted our drilling, mapping and sampling, we found that the mineralization of both these layers extends more than 3.0 kilometres along strike.

In the Upper Skarn Horizon, we encountered grades of 30% to 40% zinc, and 6% to 8% copper over several metres. Of course, that is not typical, but it shows how powerful the system can be. In the Lower Skarn, we encountered grades of up to 3.5% copper and 40% iron over several metres. Since Bolivar is related to a copper porphyry intrusion, we are reminded of a number of similarly derived mines that became famous in North America.

More than 10,000 metres of drilling was performed at Bolivar in 2006.

Bolivar 2007 Exploration Program

The Company has budgeted to drill 25,000 metres during 2007 in order to follow up and define mineralized zones. This drilling program will aim at defining resources, expanding known resources and exploring for new ore-bearing structures. Four drill rigs will be used full time on this program; two will be dedicated to resource definition, one on the extension of the known resource area and one on exploration.

- A 5,000-metre drilling program will be undertaken on the Upper and Lower Skarn Horizons, from the Bolivar mine to El Gallo, in order to obtain an updated NI 43-101 resource definition of the Bolivar area.

- A 15,000-metre drilling program will allow the Company to evaluate the extension of the high-grade targets of the Upper Skarn Horizon and also test the Lower Skarn Horizon north and east of the Bolivar mine. This program will focus on the immediate area of the known mine resource and multiple showings (Bolivar NW, La Increíble, El Gallo, La Montura).

- A further 5,000-metre drilling program will allow the Company to demonstrate the tonnage potential of the Bolivar property. This drilling will be dedicated to test the strike extension of the favorable Upper and Lower Skarn Horizons over 2,000 metres of strike length from La Montura to El Val.

Bolivar Pilot-Mining Activities During 2006

In 2006, the steadily growing pace and efficiency of our operation at Bolivar allowed the extraction of successively greater volumes of material. Month after month, we surpassed the previous production figures. We pilot mined a total of 96,575 dry metric tonnes ("DMT") averaging 10.63% zinc and 2.03% copper and processed the material at our Malpaso mill, bringing to market a total of 16,183 DMT of zinc concentrate and 5,507 DMT of copper concentrate with recoveries averaging 91.9% for zinc and 80.6% for copper. Our revenues from production out of Bolivar in 2006 amounted to US$26.8 million. We have gleaned valuable information from the pilot-mining program while preparing for a full feasibility study; it provides guidance for a drilling program that aims to identify and confirm large resource deposits.

Pilot-mining activity at the Bolivar deposit is focused on two main mineralized trends, Rosario and Fernandez, which include the Brecha Linda zone. Both are accessible from existing workings and are defined by exploration drilling and underground development.

The Bolivar underground mine is developed with two levels and three sublevels driven from two adits at elevations of 1,820 metres and 1,875 metres above the mean sea level on the main Rosario Trend. Additional sublevels have been developed along the easterly Fernandez Trend. Ramps have been driven from level 1 to level 2, and from level 6 to level 7.

Potential New Mill at Bolivar

Subject to completion of the scoping and feasibility studies previously mentioned, we are planning to build a mill on our Bolivar property. An on-site mill will eliminate the need to transport our ore over a long distance. It will also allow for the processing of greater volumes of ore.

Once we break ground, we plan to have it in operation within 12 months. We have already identified the location, the means by which we will satisfy infrastructure (water and electrical) requirements, and the method by which we will move the ore from the mouth of the mine to the gate of the mill. The tonnage capacity of the mill will be determined by the results of the feasibility study.

Building a mill within a couple of kilometres of the mine will lower our costs and thereby increase our operating margins. The proximity of the mill will also allow us to extract lower grade ore and still maintain an interesting operating margin. The case for a mill at Bolivar is persuasive.

Acquisition of Cusi

The acquisition of this silver district in mid-2006 was a major coup for the Company. The investment community supported this strategy in that it recognized that Dia Bras now had two "Company maker" properties. Furthermore, the attractiveness of silver is constantly improving and could grant a large premium to the market capitalization of the Company in the future. The Company will be less sensitive to base metal fluctuations as it will have two major assets in different categories - precious metals and base metals.

The Company entered into agreements in May and June 2006 and staked ground in order to gain interest in more than 7,900 hectares (79 square kilometres) of contiguous land. The properties were previously owned by Mexican families, private companies, and one publicly owned company. In addition, the Company has claimed open ground in the district.

The history of the Cusihuiriachic silver district extends over three hundred years. The abundance of this precious metal first attracted fortune hunters to Cusi in the late 1600s. The district is located centrally in the province that has helped make Mexico the source of one third of all the silver ever produced in the world. The acquired assets include 12 inactive mines, each located on a mineralized structure. These former mines historically produced high-grade silver but became inactive at a time of plummeting silver prices; most have never been explored at depth, and none with modern techniques.

The infrastructure in the area of Cusi is excellent and adequate for our needs. The district is located 40 kilometres from our Malpaso mill. Two thirds of that distance is flat paved highway, the rest a flat

dirt farm road, resulting in lower transportation costs to our mill. Cusi is also 20 kilometres from Cuauhtemoc, a city of 200,000 citizens and a major farming and industrial center. Cusi owes its origins to the silver mines, so supplies and skilled labour are readily at hand.

Cusi 2006 Exploration

In mid-2006, we launched our Cusi exploration program of geological mapping, topographic surveying, diamond drilling and sampling.

A total of 11,700 metres of drilling was completed in the Cusi camp, of which 5,500 metres were drilled at San Miguel and La Bamba and the rest equally split between Santa Edwiges/San Nicolas and La India. The San Miguel and Promontorio mines are being dewatered, and former underground workings refurbished. We are aiming to define sufficient mineralization so that an initial resource calculation can be made over the course of 2007 or early in 2008.

The highlight of the 2006 program was the intersection of 35.4 kg/t Ag over 0.4 metres from La India and the channel sampling in Santa Edwiges that yielded 2.7 kg/t Ag over 3.62 metres.

Geological mapping identified a large vein and alteration system hosted by a thick felsic ignimbrite near a fault contact with a younger andesite. More than 90 kilometres of strike length of veins have been identified. The two major directions of the mineralized structures are ENE and WNW.

La India

This former mine, 100% owned by Dia Bras, has two accessible levels. The Company collected a total of 166 samples along three veins, with adjacent breccia zones, over a distance of 300 metres. A section from level 2, comprising 19 composite channel samples on seven different sections, gave an average of 231 g/t Ag along a 40-metre strike length with an average width of 1.87 metres. Sixteen diamond drill holes totaling 2,832 metres were completed in this area. Drill core from La India property yielded 35.4 kg/t Ag over 0.4 metres. These results represent bonanza grade; at the very least they tell us that we have the potential of finding major deposits of silver in the district; they support our belief that Cusi has barely been touched insofar as modern mining is concerned.

Santa Edwiges

In 2006, we mapped and sampled part of the underground workings of this inactive mine. In total, 457 samples were collected along an access drift of 650 metres cutting four mineralized structures ranging in thickness from 1.5 to 30 metres. In addition, approximately 533 metres of drilling was completed in five diamond drill holes. Perhaps most significantly, subsequent to year end, channel sampling in Santa Edwiges encountered 2.7 kg/t Ag over 3.62 metres. The cleaning and opening of the old workings at Santa Edwiges is being performed to prepare a test bulk sample of sulfide material to be treated at the Company's Malpaso mill.

Promontorio

The Promontorio mine was formerly developed underground, but its operations ceased when silver prices fell. The Promontorio workings are being dewatered and rehabilitated. Unsubstantiated historical mine records indicate areas of high-grade blocks of ore, and within a short time we anticipate confirming their presence. We could then rapidly begin extracting significant amounts of ore from the Promontorio mine.

La Bamba and San Miguel

Dia Bras holds one option to earn an interest of up to 70% of the inactive La Bamba and SanMiguel mines.

La Bamba
La Bamba was formerly mined as an open pit. Diamond drilling results in 2006 included mineralized intersections ranging from 113 g/t Ag over 22.5 metres in hole DC06B37 to 981 g/t Ag over 1 metre in hole DC06B30. Over 250 truckloads of material from La Bamba were sampled and assayed at our Malpaso laboratory. The average head grade was 247.8 g/t Ag, 0.17% zinc, 0.21% Pb and 0.04% Cu.

San Miguel
The San Miguel mine shares the same mineralizing structure as La Bamba. In this mine of five levels (100, 200, 250, 300 and 500), the first three levels have been mapped and sampled by the Company. At the 100 level, two adjacent parallel zones (breccia and vein) extending north-south for 170 metres, have been identified. At the southern end of the level, where the breccia zone ranges from 1.5 to 4 metres in width, seven channel samples were collected. Assay results of these seven 3-metre long samples ranged from 150 g/t Ag to 880 g/t Ag and averaged 565.7 g/t Ag or 18.19 oz/ Ag. The Company completed approximately 2,200 metres in eleven diamond drill holes at San Miguel. These holes were drilled to test mineralized areas that would be easily accessible from the shaft below level 300. Except for two holes which were terminated at a fault, all holes intersected the targeted mineralized zone.

Cusi 2007 Exploration Program

The objectives of the 2007 program are twofold: discover a high-value deposit and define sufficient mill feed for the Company's Malpaso mill. These tasks will be undertaken by continuing the program put in place in June 2006. The program will consist of geological mapping, definition, extension, and exploration drilling as well as dewatering, rehabilitation and development of the inactive mines. Regional scale mapping will be extended to the rest of the property, while local detailed mapping and sampling of the mineralized structures and veins will be completed.

Three surface drill rigs will perform the 25,000 metres of drilling planned for 2007. A total of 11,000 metres will be drilled to test new targets identified by the geological mapping program in 2006 and 2007, including 2,000 metres to further explore La India. The remaining metres will be drilled at San Miguel-La Bamba and in the area of Santa Edwiges-San Antonio-Santa Marina. In addition, two underground drills will test the extension of the zones found at Santa Edwiges-Promontorio.

Pilot Mining at Cusi

At the end of the year, the Company received the first technical report on its Cusi silver project. The NI 43-101-compliant report, prepared by Scott Wilson Roscoe Postle Associates Inc., concluded that there is good potential for economic silver-gold mineralization on the Cusi property. In 2007, we aim to learn more, as we have done and continue to do at Bolivar, with a pilot-mining project.

Extraction of tonnage at Cusi for processing at the Malpaso mill will likely commence in the third quarter of 2007. In preparation, we are fine-tuning the mill circuit and adding a gravity circuit consisting of a Falcon concentrator and shaking tables. We are also applying for a permit so that we can leach the oxidized material from Cusi. Once all the equipment is in place, we plan to begin milling material from our open-pit operations at La Bamba and San Nicolas.

The Malpaso Mill

Since acquiring and refurbishing the Malpaso mill we have steadily increased its throughput capacity, taking its performance of 100 tonnes per day to a capacity of 300 tonnes per day during 2006. Throughout the past year, our team continued to fine-tune the Bolivar circuit of the mill, which is now processing material at 350 tonnes per day. The Company's program to improve the efficiency of the Malpaso mill led to: (1) peaks of 410 tonnes per day of material processed; (2) an increase in the recovery of copper to an average of 85% from the initial average of 70%; and (3) an increase in the recovery of zinc to an average of 92% from the initial average of 84%.

To accommodate the material from our acquisition of the Cusi silver district, we added a second mill circuit ("El Triunfo") on the property at Malpaso. The El Triunfo circuit adds a capacity of 500 tonnes per day, and we plan an upgrade that will enable it to process 1,000 tonnes per day. The total capacity of our Malpaso mill, once we maximize the potential of the El Triunfo circuit, will be 1,350 tonnes per day.

Should we bring into operation a new mill at Bolivar, we will dedicate the Malpaso mill exclusively to Cusi material. The flotation recovery method that we use at Malpaso represents the best means of recovering sulfide minerals. Accordingly, the circuit at Malpaso now dedicated to Bolivar material will work well with the sulfide minerals from Cusi.

Promontorio Property

During 2006, the Company conducted an exploration program at Promontorio, including geological mapping, ground geophysical surveys and core drilling of a large induced polarization target with significant gold anomalies in surface samples. No other program is being considered for the immediate future.

Dia Bras and Local Communities

We maintain excellent and increasingly good relations with the local population. As this report was being prepared, we received a letter of gratitude from the healthcare authority that oversees the towns and villages adjacent to our properties in the state of Chihuahua. The detailed letter expresses clearly that, as a result of our revitalization of the area's traditional industry, the well-being of the local people has been noticeably affected. The quality and quantity of the basic amenities of life - food, housing, schooling and the provision of medical attention - have all improved in the area. Dia Bras employed some 350 local people in 2006. The Malpaso mill is 100% staffed by Mexican nationals. As Dia Bras pursues its programs of exploration and value creation, we expect to continue bringing major benefits to the local communities.

DIA BRAS
exploration

Dia Bras Exploration Inc.
(An Exploration-Stage Company)

Management's Discussion and Analysis

For the year ended December 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the audited consolidated financial statements for the year ended December 31, 2006 and the nine-month period ended December 31, 2005 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 YEAR-END AND DATE OF MD&A

In 2005, the Company changed its year-end from March 31 to December 31. The MD&A for the year ended December 31, 2006 is as of April 27, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 YEAR 2006 HIGHLIGHTS

- Pilot-mining program at Bolivar mine meets forecasts and generates positive cash flow;
- Sales of concentrate total $35.6 million;
- New exploration sites are discovered at the extension of the Bolivar project;
- Important acquisition of an entire exploration silver district, the Cusi project, is made in May 2006, and the preliminary exploration program is started;
- Company closes a $10.5 million bought deal financing on August 17, 2006;
- Exercise of warrants raises $10.3 million in November 2006; and
- New processing circuit installed at Malpaso increases mill capacity to 850 tonnes per day.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company with rights and options on approximately 20 properties covering more than 15,000 hectares in the State of Chihuahua, Mexico.

In 2006, the Company's stock price performed very well, starting the year at $0.26 and closing at $1.19. During that period, the Company strengthened its operations through its continuing development at Bolivar, by making a very promising acquisition in the silver area with its Cusi project, by improving its overall operational facilities and by hiring additional highly qualified personnel.

During the year, the Company continued its pilot-mining program at the Bolivar Mine property. The short-term objectives of the pilot-mining program are: (i) to provide essential data on mining, transport and milling costs, logistics, mineralization rock grade, mill recovery performance, and metallurgy, which will be useful for pre-feasibility and feasibility studies at the Bolivar Mine property; and (ii) generate sufficient cash flow from the production of zinc and copper concentrates to finance the development and exploration program at the Bolivar mine and elsewhere in the Bolivar project. The pilot-mining program started generating positive cash flow in December 2005 and continued throughout 2006.

Well supported by high market prices for zinc and copper, the Company completed a very productive year with its Bolivar pilot-mining program, where the Company met its 2006 targets in terms of tonnes processed and sales of concentrate.

It is important to note that the Bolivar Mine property has not yet reached the commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 24 months before the Bolivar Mine property reaches the commercial production stage, but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the Bolivar mine property. If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be net against construction costs, if any, of the new facilities, or (iii) the property is abandoned. This policy would apply to any project that would go into pilot-mining mode.

Bolivar Mine property

The Bolivar property remains the main exploration target in the Cieneguita region. During the year ended December 31, 2006, total investment in property costs and exploration and development expenses on the Bolivar project and the pilot-mining program amounted to approximately $19.7 million.

During the year, the Company processed 96,575 dry metric tonnes ("DMT") of material averaging grades of 10.63% Zn and 2.03% Cu. Recoveries at the Malpaso mill averaged 91.9% for zinc and 80.59% for copper resulting in the production of 16,183 DMT of zinc concentrate and 5,507 DMT of copper concentrate and total sales from pilot mining of $35,588,838.

Bolivar pilot-mining program

Summary - 2006

Summary of production and net smelter ("NS") production value

Note: Amounts are in US$.

Material Processed	Tonnes	Total Estimated NS Production Value[1] US$ (Millions)	Direct Operating Cash Costs[1] US$ (Millions)
Actual	96,575	26.8	11.5
Forecast	90,000	16.0	10.0
Over (under)	6,575	10.8	1.5

Zinc	Average Grade %	Recovery %	Zn Concentrate Production (DMT)	NS Production Value[1] US$ (Millions)
Actual	10.63	91.90	16,183	18.1
Forecast	11.00	85.00	14,800	10.4
Over (under)	(0.37)	6.90	1,383	7.7

Copper	Average Grade %	Recovery %	Cu Concentrate Production (DMT)	NS Production Value[1] US$ (Millions)
Actual	2.03	80.59	5,507	8.7
Forecast	2.50	75.00	6,400	5.6
Over (under)	(0.47)	5.59	(893)	3.1

Financial results

	Actual Year ended December 31, 2006 US$ (Millions)
Net smelter production value (1)	26.8
Direct operating cash costs (1)	11.5
Direct operating cash margin before amortization (1)	15.3

Note: The net smelter production value is estimated based on the monthly average prices of metal and consequently is different from the annual sales figure due to the timing of final settlement billings and the overall sales adjustments on final settlements of 2005 shipments.

Net smelter production value and
Cash operating costs/tonne processed

	Actual Year ended December 31, 2006 US$
Net smelter production value (1)	277.78
Direct operating cash costs (1)	119.64
Direct operating cash margin before amortization (1)	158.14

(1) Non-GAAP measures: The Company reports net smelter production value, direct operating cash costs, direct operating cash margin before amortization, net smelter production value per tonne, direct operating cash costs per tonne, and direct operating cash margin before amortization per tonne, even if it is a non-GAAP measure, to convey the approximate value of sales for the year, as well as isolate the measure of pilot-mining direct operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However, it should not be considered as a substitute for the measure of performance prepared in accordance with GAAP.

Malpaso mill

During the year, following recommendations from a consulting metallurgist, the Company put in place a program to improve the overall efficiency of the Malpaso mill. Increased supervision combined with the installation of automated reagent controls and modifications to the equipment maintenance schedule have led to peaks of 410 tonnes per day ("tpd") of material processed and high plant availability.

The following are some of the results that have been achieved:

- Increased recovery for both copper and zinc to respective averages of over 80% and 90%;
- Minimal down time, starting in the third quarter; and
- Reduction of penalties due to the presence of other metals in the concentrate.

The installation of the Triunfo circuit, in the fourth quarter of 2006, will enable the feeding of material from Cusi as part of a bulk sample to begin in 2007. This circuit comprises a 500-tpd ball mill, which will increase the overall capacity to 850 tpd with design space provided for another similar ball mill. Recovery will be obtained from flotation cells, gravity and table systems.

The Triunfo circuit is in a building adjacent to the Malpaso circuit. Additional equipment has been and will be added to complete the overall facility.

Cusi 2006 exploration

In mid-2006, the Company initiated exploration activities at Cusi, which included geological mapping, topographic surveying, diamond drilling and sampling.

A total of 11,700 metres of drilling was completed in the Cusi camp, of which 5,500 metres were drilled at San Miguel and La Bamba and the rest equally split between Santa Edwiges/San Nicolas and La India. The San Miguel and Promontorio mines are being dewatered, and former underground workings refurbished. The Company aims to define sufficient mineralization so that an initial resource calculation can be made over the course of 2007.

The highlight of the 2006 program was the intersection of 35.4 kg/t Ag over 0.4 metres from La India and the channel sampling in Santa Edwiges that yielded 2.7 kg/t Ag over 3.62 metres.

Geological mapping identified a large vein and alteration system hosted by a thick felsic ignimbrite near a fault contact with a younger andesite. More than 90 kilometres of strike length of veins have been identified. The two major directions of the mineralized structures are ENE and WNW.

La India

This former mine (100% owned by Dia Bras) has two accessible levels. The Company collected a total of 166 samples along three veins, with adjacent breccia zones, over a distance of 300 metres. A section from level 2, comprising 19 composite channel samples on seven different sections, gave an average of 231 g/t Ag along a 40-metre strike length with an average width of 1.87 metres. Sixteen diamond drill holes totaling 2,832 metres were completed in this area. Drill core from La India property yielded 35.4 kg/t Ag over 0.4 metres. These results represent bonanza grade; at the very least they indicate the potential for finding major deposits of silver in the district; they support our belief that Cusi has barely been touched insofar as modern mining is concerned.

Santa Edwiges (option)

In 2006, the Company mapped and sampled part of the underground workings of this inactive mine. In total, 457 samples were collected along an access drift of 650 metres cutting four mineralized structures ranging in thickness from 1.5 to 30 metres. In addition, approximately 533 metres of drilling were completed in five diamond drill holes. Perhaps most significantly, subsequent to year-end, channel sampling in Santa Edwiges encountered 2.7 kg/t Ag over 3.62 metres. The cleaning and opening of the old workings at Santa Edwiges is being performed to prepare a test bulk sample of sulfide material to be treated at the Company's Malpaso mill.

Promontorio (option)

The Promontorio mine was formerly mined underground, but its operations ceased when silver prices fell. The Promontorio workings are being dewatered and rehabilitated. Unsubstantiated historical mine records indicate areas of high-grade blocks of ore, and within a short time we anticipate confirming their presence. We could then rapidly begin extracting significant amounts of ore from the Promontorio mine.

La Bamba and San Miguel (option)

Dia Bras holds an option to earn an interest of up to 70% in the La Bamba and San Miguel properties.

The statement of exploration expenditures incurred to date on those properties received a preliminary approval. Upon final acceptance, which is expected shortly, Dia Bras will exercise its first option to earn 50% in the properties.

La Bamba: La Bamba was formerly mined as an open pit. Diamond drilling results in 2006 included mineralized intersections ranging from 113 g/t Ag over 22.5 metres in hole DC06B37 to 981 g/t Ag over one metre in hole DC06B30. Over 250 truckloads of material from La Bamba were sampled and assayed at our Malpaso laboratory. The average head grade was 247.8 g/t Ag, 0.17% Zn, 0.21% Pb and 0.04% Cu.

San Miguel: The San Miguel mine shares the same mineralizing structure as La Bamba. In this mine of five levels (100, 200, 250, 300 and 500), the first three levels have been mapped and sampled by the Company. At the 100 level, two adjacent parallel zones (breccia and vein) extending north-south for 170 metres have been identified. At the southern end of the level, where the breccia zone ranges from 1.5 to 4 metres in width, seven channel samples were collected. Assay results of these seven 3-metre long samples ranged from 150 g/t Ag to 880 g/t Ag and averaged 565.7 g/t Ag or 18.19 oz/t Ag. The Company completed approximately 2,200 metres in eleven diamond drill holes at San Miguel. These holes were drilled to test mineralized areas that would be easily accessible from the shaft below level 300. Except for two holes, which were terminated at a fault, all holes intersected the targeted mineralized zone.

Promontorio project

The Company completed a drilling program in the first quarter of 2006 and made the necessary property payments to secure the land until June 2007. However, with the Cusi acquisition, management decided to focus its efforts on the Bolivar and Cusi areas for the rest of 2006.

The Company has had several discussions with interested third parties to option out the property with the objective to accelerate exploration activities. However, this was not a priority, and no agreement was reached.

1.5 SELECTED ANNUAL INFORMATION

	Year ended December 31, 2006 $	Nine-month period ended December 31, 2005	Year ended March 31, 2005 $
Sales of concentrate [i]	35,588,838	5,562,402	-
Write-off of mining assets	280,117	615,658	481,706
Loss	1,913,016	2,096,165	2,095,804
Loss per share	0.02	0.04	0.05
Total assets	52,750,931	25,420,216	20,668,572
Working capital	27,735,607	4,271,832	3,649,779
Cash and cash equivalents	19,704,587	3,556,961	2,954,870

[i] In accordance with the Company's accounting policy, revenue from the sales of concentrate from a pilot-mining program prior to the commencement of commercial production is recorded as a reduction of related costs and deferred exploration expenses and, therefore, does not appear in the Consolidated Statements of Operations and Deficit.

1.6 RESULTS OF OPERATIONS

Corporate

During the year ended December 31, 2006, the Company incurred a loss of $1,913,016 ($0.02 per share) compared with a loss of $2,096,165 ($0.04 per share) for the nine-month period ended December 31, 2005.

This loss is comprised of the write-off of mining assets for $280,117, which includes the abandonment of the El Magistral property in the Promontorio area, and the write-off of deferred costs - advance on royalty payment of $350,000, as the Company did not foresee using the Nichromet technology nor benefitting economically from it.

The loss also includes a non-cash expense related to stock-based compensation of $694,846 compared with $249,808 for the nine-month period ended December 31, 2005. This important increase is explained by the fact that the options granted after August 2006 were immediately vested at the date of grant, resulting in their total costs being accounted for during the period. The increased value of the Company's stock price during the year also affected the stock-based compensation cost since it is an important factor of the cost calculation. Prior to September 2006, the options vesting period was eighteen months.

The loss includes a net gain on currency exchange of $289,784 on monetary assets, due to the increased value of the Mexican peso versus the Canadian dollar, mostly in the latter part of the year.

Total investor relations and corporate development expenses amounted to $395,968 during the year compared with $50,586 for the nine-month period ended December 31, 2005. The Company launched an aggressive investor relations program by being very active in promoting its activities and meeting with financial institutions in Toronto, Calgary, Vancouver and Montreal. The Company also attended key industry exhibitions worldwide. In the fourth quarter of 2006, as the maturity date of the warrants was approaching, efforts were made to follow up on outstanding warrants including visits with warrant holders. These efforts were rewarded as the Company raised approximately $10.3 million from the exercise of the warrants.

Administrative expenses increased compared with the nine-month period ended December 31, 2005, as the Company increased its number of full-time employees late in the third quarter of 2005. Those employees were employed full-time throughout 2006.

Results of the pilot-mining program at Bolivar

Total sales of concentrate in 2006, including provision for final billings, amounted to $35,588,838 compared with $5,562,402 for the nine-month period ended December 31, 2005. This amount exceeded the forecast of $20,000,000 as zinc and copper market prices had a spectacular rise mainly in the first quarter of 2006 and remained much higher than overall forecasts for the year. Total direct operating cash costs for the year amounted to approximately $13.5 million (US$11.5 million) (see note (1)Non-GAAP measures in Section 1.4).

The sales increase is due to higher volumes of material being processed in 2006 (96,575 DMT compared with 50,371 DMT for the nine-month period ended December 31, 2005) and mostly to higher average grades of material processed of 10.63% Zn and 2.03% Cu (8.1% Zn and 1.89% Cu in 2005), combined with a major increase in metal prices with peaks as high as 108% for Zn and 77% for Cu, compared with average metal prices in 2005.

Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. The total sale is provisionally priced and ninety percent of the sale's estimated value is billed at the date of the shipment, and the remaining final settlement billing is done later at the confirmed quotation date. Payment is normally received within 48 to 72 hours after billing is sent to the client.

1.7 Summary of Quarterly Results

Quarter ended	Loss $	Loss per share $
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	< 0.01
June 30, 2005	337,432	< 0.01
March 31, 2005	496,456	< 0.01

1.8 RESULTS OF THE QUARTER ENDED DECEMBER 31, 2006

During the quarter ended December 31, 2006, the Company incurred a loss of $417,065 (<$0.01 per share) compared with a loss of $1,287,232 ($0.02 per share) for the same period in 2005. This loss is mainly attributable to the write-off of mining assets for $280,117 which includes the abandonment of the El Magistral property in the Promontorio area and the write-off of deferred costs - advance on royalty payment of $350,000.

Investor relations and corporate development expenses increased during the fourth quarter, which included the field trip of analysts and investors to our Mexican project, as well as the continuing investor relations program, which included visits in Europe at the approach of the maturity date of the warrants in November 2006.

The loss also includes a non-cash expense adjustment in reference to the stock-based compensation cost of $67,071 and a net gain on currency exchange of $382,247 on the translation of local Mexican monetary assets, as the Mexican peso increased by 4.5% during the fourth quarter. The remaining portion of the quarterly loss is in accordance with the monthly corporate cost budget.

During the quarter, revenues from sales of concentrate from the pilot-mining program at Bolivar amounted to $9,101,459 including a provision for final settlement of $1,778,363. The program generated an operating cash flow of approximately $4.3 million, which helped finance exploration and capital expenditures as well as property payments.

1.9 LIQUIDITY

As at December 31, 2006, the Company has a working capital of $27,735,607 including $19,704,587 in cash and cash equivalents compared with $4,271,832 as at December 31, 2005, including $3,556,961 in cash and cash equivalents. This level of working capital is adequate to support the current level of operations and the exploration program for 2007. The increase of working capital and cash improvement as compared to 2005 is due to the closing of the $10.5 million bought deal financing in August, the exercise of warrants for $10.3 million in November, and cash flow generated from the Bolivar pilot-mining program.

As at December 31, 2006, sales tax and other receivables amount to $3,981,826 ($1,037,122 as at December 31, 2005) and are mostly comprised of Mexican recoverable input tax credits. The Company is still facing delays in recovering the IVA (local sales tax) mostly from 2005. As at December 31, 2006, no allowance has been taken with respect to any of the amounts receivable. The Company is regularly monitoring and meeting with local Mexican IRL authorities and has hired a consultant to address the situation.

Receivables of $3,347,046 ($327,000 as at December 31, 2005) include a provision for settlement billings of $1,778,363 as at December 31, 2006. The actual final billing could be higher or lower depending on the fluctuation of commodity prices.

Accounts payable and accrued liabilities amount to $830,978 ($749,676 as at December 31, 2005) and are comprised of current usual business transaction balances.

1.10 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES

The availability of funds is partially dependent on capital markets. The Company's main sources of financing are the issuance of equity shares and the sales of concentrate from the ongoing pilot-mining program at the Bolivar mine.

During the year, the Company completed an offering of 14,950,000 common shares at a price of $0.70 per common share for gross proceeds of $10,465,000. An underwriter fee of 7% ($732,550) was paid, and a total of 1,046,500 compensation options (7% of total common shares issued) were issued in favour of the underwriters. During 2005, the Company raised $4,500,000 through the completion of private placements.

During the year, 11,423,219 warrants were exercised at a price of $0.90 for a total cash consideration of $10.3 million, and 252,917 stock options were exercised for a total of $84,037.

As indicated earlier, the pilot-mining program generated sales of $35.6 million and cash flow of $32.6 million of which positive cash flow was used in the development of the Bolivar property and to fund its exploration program.

During the year, the Company invested in capital expenditures including buildings, machinery, mining and transport equipment for a total amount of $7.1 million, which includes the installation of the new Triunfo processing circuit at Malpaso and equipment to support exploration activities at Cusi.

As at December 31, 2006, there is no outstanding balance of obligation related to assets under capital lease ($228,851, including a current portion of $90,904 as at December 31, 2005). These obligations related to rolling stock acquired and financed over periods of up to 36 months but for which the Company accelerated payment.

1.11 Financial Commitments

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used;
- A five-year lease for office premises at an annual rent of $60,000; and
- In order to exercise its various options on the mining properties, the Company would have to make the following payments:

Year	Amount US$
2007	2,572,500
2008	2,250,000
2009	2,562,500

1.12 Off-Balance

The Company did not enter into any off-balance sheet arrangement.

1.13 Related Party Transactions

During the year, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and are recorded at their exchange value.

1.14 Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies during the year. The Company evaluated that the new sections on financial instruments, effective January 1, 2007, of the Handbook of the Canadian Institute of Chartered Accountants (Sections 1530, 3855 and 3865) will have an impact on the consolidated financial statements as the embedded derivative included in the sales agreement for concentrate will need to be recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations and Deficit.

1.15 Critical Accounting Policies

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations of the price are recognized as sales adjustments as they occur and until the price is settled.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than at the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

The development of the mine and the construction of the on-site mill are planned to commence in mid-2008 after reception of a bankable feasibility study to be commissioned in 2007.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

1.16 FINANCIAL INSTRUMENTS AND OTHER

The Company does not use financial or other instruments.

1.17 RISK AND UNCERTAINTIES

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Land title

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrate through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.18 Outlook

The Company began 2007 with a very optimistic view, having just moved last February 2007 into its new corporate offices. With approximately $16 million in cash currently on hand, nearly all of its equipment purchased, and no long-term debt or obligation other than the scheduled property payment, the Company was therefore in an excellent position to initiate an aggressive exploration program on both the Bolivar and Cusi projects which will include a 50,000-metre drilling campaign (25,000 on each project), data compilation, surface and underground geological mapping, and geochemical sampling.

However, the Company will face challenges such as the understanding of the different geological structures and wide exploration surface at Cusi, which will necessitate an important investment during the first three to six months in 2007.

The Company has recently obtained very excellent results from underground drilling at the Bolivar mine. The Company can therefore expect increasing grades and to continue producing cash flow to support exploration activities.

The Company will work to obtain results for a feasibility study at Bolivar to confirm the decision to construct a mill on site and to prepare for development and the necessary infrastructures that will enable commercial production to commence in late 2008 or early 2009.

The objectives for 2007 are as follows:

- Pursue exploration programs around the Bolivar region and at the Cusi camp projects with the objective of testing expected potential and perhaps make a major discovery;
- Drill 50,000 metres of exploration diamond holes, 25,000 metres at Bolivar and 25,000 metres at Cusi;
- Bolivar pilot-mining program - Mine and process 129,000 DMT of material averaging 7.5% Zn and 1.5% Cu;
- Complete a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized mill on site; and
- Initiate a bulk-sampling program and eventual pilot-mining activity at Cusi, and begin to produce and sell silver concentrate.

1.19 Disclosure controls and procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") evaluated the effectiveness of the Company's disclosure controls and procedures as at the financial year ended December 31, 2006. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2006 to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would be made known to them in a timely fashion to enable management to decide if disclosure was required.

1.20 Internal Control over Financial Reporting

Management has designed internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with Canadian generally accepted accounting principles. As at December 31, 2006, the CEO and the CFO evaluated the design of the ICFR.

Based on that evaluation, the CEO and the CFO concluded that a weakness existed in the design of the ICFR in regard to the determination and presentation of the current and future income tax provisions of the Company. The weakness identified in the Company's ICFR resulted in a greater likelihood that a material misstatement would not be prevented or detected. Henceforth, additional controls related to the review of the provision for income taxes will be put in place.

There have been no changes in the Company's ICFR that occurred during the most recent interim period ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

1.21 Other Requirements

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) **NATIONAL INSTRUMENT 51-102 - SECTION 5.3**

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the year ended December 31, 2006 Total $	For the nine-month period ended December 31, 2005 Total $
Balance - Beginning of period	12,442,680	-	1,094,667	13,537,347	10,197,775
Costs and deferred exploration expenses					
Property acquisition and related costs	321,704	3,056,422	113,723	3,491,849	451,263
Sampling	128,177	252,448	12,778	393,403	179,671
Geology consulting and management	983,345	342,207	36,228	1,361,780	660,598
Geophysical survey	6,915	-	-	6,915	27,927
Drilling and mining development	3,295,102	2,530,875	37,841	5,863,818	1,352,627
Pilot milling	3,538,455	-	-	3,538,455	1,570,210
Supervision and local administrative costs	902,294	409,147	29,854	1,341,295	1,056,287
Transportation costs	6,866,742	96,082	6,389	6,969,213	2,530,748
Roads	1,275	14,718	-	15,993	41,725
Camp costs and food	1,369,021	61,334	-	1,430,355	550,053
Capitalized amortization of exploration buildings and equipment	1,417,937	260,876	7,926	1,686,739	833,442
Stock-based compensation costs	830,690	164,324	6,159	1,001,173	205,011
	19,661,657	7,188,433	250,898	27,100,988	9,459,562
Write-off of mining assets - Costs and deferred exploration expenses	-	-	(147,635)	(147,635)	(557,588)
Sales of concentrate	(35,588,838)	-	-	(35,588,838)	(5,562,402)
	(15,927,181)	7,188,433	103,263	(8,635,485)	3,339,572
Transfer to excess cost recovery - pilot mining	6,770,293	-	-	6,770,293	-
	(9,156,888)	7,188,433	103,263	(1,865,192)	3,339,572
Balance - End of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347

(ii) NATIONAL INSTRUMENT 51-102 - SECTION 5.4

Disclosure of outstanding securities as at April 27, 2007

Common shares: 110,098,655

Warrants: nil

Compensation options: (Each compensation option entitles its holder to purchase one common share of the Company at the price of $1.00 until August 16, 2007): 1,046,500

Options outstanding: 9,964,583

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
500,000	0.75	February 2010
1,458,333	0.30	September 2010
125,000	0.22	September 2010
2,616,250	0.40	February 2011
1,920,000	0.90	September 2011
40,000	0.98	January 2012
1,775,000	1.10	April 2012

April 27, 2007

Management's Responsibility for Financial Reporting

Management is responsible for the preparation of the consolidated financial statements and other financial information included in the annual report. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on estimates and judgments of management.

Management maintains accounting systems and internal control to produce reliable consolidated financial statements and provide reasonable assurance that assets are properly safeguarded.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by shareholders, conducted an audit on the Company's consolidated financial statements. Their report is included.

The board of directors of the company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The board of directors carries out this responsibility through its audit committee, which is composed of three members. The committee meets twice a year with the external auditors, with and without management being present, to review the financial statements and to discuss audit and internal control related matters.

The audit committee of the board of directors approved the Company's consolidated financial statements.

Réjean Gosselin
President and Chief Executive Officer

Leonard Teoli
Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502
Direct Fax (514) 205 5675

April 27, 2007

Auditor's report

To the Shareholders of Dia Bras Exploration Inc.

We have audited the consolidated balance sheets of **Dia Bras Exploration Inc.** as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the year and the nine-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year and nine-month period then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.
(An Exploration-Stage Company)

Consolidated Financial Statements

Year ended December 31, 2006
and
Nine-month period ended December 31, 2005

Dia Bras Exploration Inc.

(an exploration-stage company)
Consolidated Balance Sheets
As at December 31, 2006 and 2005

	2006 $	2005 $
Assets		
Current assets		
Cash and cash equivalents	19,704,587	3,556,961
Receivables (note 4)	3,347,046	327,000
Sales tax and other receivables	3,981,826	1,037,122
Inventories from pilot-mining program (note 5)	471,981	142,239
Temporary investment (note 6)	340,000	42
Prepaid expenses	20,168	94,048
Future income tax assets	758,402	-
	28,624,010	5,157,412
Mining assets (note 7)	24,126,921	19,912,804
Deferred costs – Advance on royalty payment (note 8)	-	350,000
	52,750,931	25,420,216
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	830,978	749,676
Income taxes payable (note 14)	57,425	45,000
Current portion of obligation related to assets under capital lease (note 9)	-	90,904
	888,403	885,580
Obligation related to assets under capital lease (note 9)	-	137,947
Excess cost recovery – pilot mining (note 7 (a) (i))	6,770,293	-
Future income tax liabilities (note 14)	727,765	397,600
	8,386,461	1,421,127
Shareholders' Equity		
Share capital (note 10)	51,308,067	26,921,601
Warrants and compensation options (note 11)	193,603	2,880,496
Contributed surplus (note 13)	6,590,223	4,802,240
Deficit	(13,727,423)	(10,605,248)
	44,364,470	23,999,089
	52,750,931	25,420,216

Commitments and Contingency (notes 18 and 19)

Approved by the Board of Directors,

Thomas L. Robyn, Director **Philip Renaud, Director**

Dia Bras Exploration Inc.

(an exploration-stage company)
Consolidated Statements of Operations and Deficit

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Income		
Interest income	277,440	19,904
Gain on disposal of temporary investment (note 6)	152,800	26,218
Net gain on currency exchange	289,784	36,895
Miscellaneous revenues	5,000	-
	725,024	83,017
Expenses		
Administrative expenses	631,131	371,123
Professional and consulting fees	341,017	194,926
Information to shareholders and trustee fees	227,358	193,382
Investor relations and corporate development	395,968	50,586
Stock-based compensation costs (note 12)	694,846	249,808
Interest on obligation related to assets under capital lease	48,898	3,396
Other project costs	29,069	-
Loss on disposal of mining assets – Land, exploration buildings and equipment	10,448	-
Write-off of mining assets – Costs and deferred exploration expenses and deposits on mining assets (note 7(a) (iii), (v) and (vi))	280,117	557,588
Write-off of mining assets – Land, exploration buildings and equipment	-	58,070
Write-off of deferred costs – Advance on royalty payment (note 8)	350,000	-
Write-down of temporary investment	-	18,333
Amortization of property, plant and equipment	-	12,268
Amortization of intangible asset – Licence	-	27,102
	3,008,852	1,736,582
Loss before income taxes for the period	(2,283,828)	(1,653,565)
Income tax provision (recovery) (note 14)		
Current	57,425	45,000
Future	(428,237)	397,600
	(370,812)	442,600
Loss for the period	(1,913,016)	(2,096,165)
Deficit – Beginning of period	(10,605,248)	(8,468,556)
Share and warrant issue expenses	(1,209,159)	(40,527)
Deficit – End of period	(13,727,423)	(10,605,248)
Basic and diluted loss per share	(0.02)	(0.04)
Basic and diluted weighted average number of outstanding shares	89,634,481	58,376,171

Dia Bras Exploration Inc.

(an exploration-stage company)
Consolidated Statements of Cash Flows

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Cash flows from		
Operating activities		
Loss for the period	(1,913,016)	(2,096,165)
Adjustments for		
Future income taxes (note 14)	(428,237)	397,600
Gain on disposal of temporary investment (note 6)	(152,800)	(26,218)
Stock-based compensation costs (note 12)	694,846	249,808
Loss on disposal of mining assets	10,448	-
Write-off of mining assets – Costs and deferred exploration expenses (note 7 (a) (iii), (v) and (vi))	280,117	557,588
Write-off of deferred costs – Advance on royalty payment (note 8)	350,000	-
Write-down of temporary investment	-	18,333
Write-off of mining assets – Land, exploration buildings and equipment	-	58,070
Amortization of property, plant and equipment	-	12,268
Amortization of intangible asset – Licence	-	27,102
Unrealized loss on currency exchange	-	6,239
	(1,158,642)	(795,375)
Changes in non-cash working capital items (note 16)	(3,089,719)	(705,899)
	(4,248,361)	(1,501,274)
Financing activities		
Payment of obligation related to assets under capital lease (note 9)	(228,851)	(10,846)
Issuance of share capital (note 10)	20,829,934	5,820,439
Share and warrant issue expenses	(1,015,556)	(40,527)
Short-term loan	-	582,618
Reimbursement of short-term loan	-	(582,618)
	19,585,527	5,769,066
Investing activities		
Increase in mining assets	(31,595,096)	(9,184,506)
Sales of concentrate	32,568,792	5,235,402
Acquisition of temporary investment (note 6)	(600,000)	-
Disposal of temporary investment (note 6)	412,842	254,510
Disposal of mining assets	23,922	18,373
Disposal of property, plant and equipment	-	1,759
	810,460	(3,674,462)
Translation adjustments on cash and cash equivalents	-	(6,239)
Increase in cash and cash equivalents during the period	16,147,626	587,091
Cash and cash equivalents – Beginning of period	3,556,961	2,969,870
Cash and cash equivalents – End of period	19,704,587	3,556,961

1 Nature of operations

Dia Bras Exploration Inc. (the "Company"), an exploration-stage company, was incorporated under the *Canada Business Corporations Act* on April 11, 1996.

The Company has mining rights and options to acquire interests in mining properties located in the State of Chihuahua, Mexico, which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

In 2005, the Company began a pilot-mining program at the Bolivar Mine property in order to gather information and data in view of a pre-feasibility study. However, the Company has not yet reached the commercial production stage.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

In 2005, the Company changed its year-end from March 31st to December 31st.

2 Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Compañia Minera Metalúrgica Malpaso S. de R.L. de M.I. are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, mining asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and interest-bearing, short-term liquid investments repurchasable at all times without penalties.

Temporary investment

The temporary investment is recorded at the lower of cost and quoted market value.

Inventories from pilot mining

Inventories from pilot mining consist of material and concentrate located at the plant and are recorded at the lower of cost and net realizable value.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations of the price are recognized as sales adjustments as they occur and until the price is settled.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

The development of the mine and the construction of the on-site mill are planned to commence in mid-2008 after reception of a bankable feasibility study to be commissioned in 2007.

Land, exploration buildings and equipment

Land, exploration buildings and equipment are recorded at cost.

Amortization of exploration buildings and equipment is capitalized as deferred exploration expenses when related to a specific project. Amortization is computed using the following methods and rates or period:

	Method	**Rate/Period**
Buildings	Declining balance	10%
Equipment and rolling stock	Declining balance	30%
Computers and office furniture	Straight-line	3 years

Supplies inventory

Supplies inventory is recorded at the lower of cost and replacement value.

Deferred costs – Advance on royalty payment

Deferred costs in reference to the Nichromet licence as at December 31, 2005 were recorded at cost. They were to be expensed as royalty payments on mineral production on properties covered by the agreement using the Nichromet technology, on the basis of a 1% net smelter return royalty, or written off upon non-performance of the Company's obligations or upon its decision not to use the license. The license was written off during the year ended December 31, 2006.

Stock option plan and stock-based compensation costs

The Company applies the fair value method to account for options granted to its employees, officers, directors and consultants. Any consideration paid on exercise of stock options is credited to share capital. The stock-based compensation cost is stated as per the periods of option vesting. The contributed surplus resulting from the stock-based compensation is transferred to share capital when the options are exercised.

Foreign currency translation

Foreign currency

Monetary assets and liabilities in foreign currencies are remeasured into Canadian dollars at the exchange rates in effect at the balance sheet date. Other assets and liabilities as well as items from the Consolidated Statements of Operations and Deficit are remeasured at the rates of exchange in effect on each transaction date. Gains and losses resulting from remeasurement are reflected in the Consolidated Statements of Operations and Deficit.

Foreign operations

The Company's subsidiaries and consolidated VIEs are considered to be integrated. As a result, the accounts of the subsidiaries and VIEs are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at the historical rates. Revenues and expenses are remeasured at the average rates for the periods. Gains and losses resulting from remeasurement are reflected in the Consolidated Statements of Operations and Deficit.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the accounting and tax bases of assets and liabilities using substantively enacted income tax rates expected to be in effect in the fiscal year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets when, from available information, it is more likely than not that some or all of such assets will not be realized.

Share and warrant issue expenses

Share and warrant issue expenses are accounted for in the period in which they are incurred and recorded as an increase in deficit in the period in which the shares are issued.

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share are calculated using the weighted average number of shares outstanding during the year based on the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities.

The diluted loss per share is equal to the basic loss per share due to the antidilutive effect of the stock options and other dilutive securities.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

3 Financial instruments

Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates, and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, receivables, sales tax and other receivables and accounts payable and accrued liabilities is comparable to their carrying value due to the relative short period to maturity of the instruments.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities namely, cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Commodity price risk

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

4 Receivables

The Company's receivables are detailed as follows:

	As at December 31, 2006 $	2005 $
Receivables from pilot-mining[(i)]	1,568,683	-
Provision for final settlement[(ii)]	1,778,363	327,000
	3,347,046	327,000

[(i)] Receivables have been collected subsequent to year-end.

[(ii)] The provision for final settlement represents the estimated amount to be recovered as at December 31, 2006 on shipments of concentrate for which the Company received provisional payments of approximately 90% at the date of shipment. Shipments which have not reached final settlement stage as at December 31, 2006 comprise approximately 7,430 tonnes of zinc concentrate and 4,090 tonnes of copper concentrate for which sales were valued at their forward price at year-end of US$1,494/t and US$1,585/t, respectively. These amounts do not take into account any changes in price after year-end, and therefore the realization value will differ when final settlement occurs.

5 Inventories from the pilot-mining program

	As at December 31, 2006 $	2005 $
Material	10,928	83,921
Concentrate	461,053	58,318
	471,981	142,239

6 Temporary investment

	As at December 31, 2006 $	2005 $
Pershimco Resources Inc. ("Pershimco") (a) 850,000 common shares and 850,000 warrants – Quoted market value of $501,500 as at December 31, 2006	340,000	-
Ecu Silver Mining Inc. (b) (as at December 31, 2005 – 166 common shares and 666,666 warrants – quoted market value of the common shares was $73)	-	42
	340,000	42

(a) Pursuant to the provisions of the Pershimco Agreement, the Company acquired, in November 2006, 850,000 units of Pershimco at $0.40 per unit, for a total amount of $340,000. Each unit is comprised of one common share of Pershimco and one common share purchase warrant entitling the holder thereof to subscribe for one additional common share of Pershimco at a price of $0.40 during a period of 12 months after the closing.

(b) As at December 31, 2005, the Company owned 666,666 warrants of Ecu Silver Inc. exercisable at a price of $0.39 per warrant. During the year ended December 31, 2006, the Company exercised all the warrants for $260,000 and disposed of all the shares for a total consideration of $412,842, thereby realizing a gain on disposal of $152,800.

7 Mining assets

	As at December 31, 2006 $	2005 $
Costs and deferred exploration expenses (a)	11,672,155	13,537,347
Land, exploration buildings and equipment (b)	10,446,092	4,979,639
Supplies inventory	1,366,801	1,119,116
Deposits on mining assets	641,873	276,702
	24,126,921	19,912,804

(a) Costs and deferred exploration expenses

	Costs		Deferred exploration expenses		Total	
	As at December 31,		As at December 31,		As at December 31,	
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Mexico (State of Chihuahua)						
Bolivar projects (options)						
Bolivar Mine* (i) (note 19)	-	1,433,381	-	7,858,922	-	9,292,303
Piedras Verdes (ii)	313,102	301,828	2,073,771	2,072,362	2,386,873	2,374,190
San José (iii)	141,288	74,864	271,504	271,504	412,792	346,368
Mezquital	27,299	24,495	99,105	99,105	126,404	123,600
La Cascada	10,110	8,282	133,577	133,577	143,687	141,859
Val	2,684	2,560	100,928	100,928	103,612	103,488
Other	68,860	27,158	43,564	33,714	112,424	60,872
Promontorio projects (options)						
Promontorio and Hidalgo (iv)	249,425	135,702	948,505	811,330	1,197,930	947,032
El Magistral (v)	-	147,635	-	-	-	147,635
Cusi projects (vii)						
India – Marisa (a)	239,997	-	1,667,335	-	2,002,617	-
Holguin – San Juan (b)	1,463,823	-	-	-	1,368,538	-
San Miguel – La Bamba (c) (option)	221,285	-	1,204,497	-	1,425,782	-
Mineria Cusi – Santa Edwiges/San Nicolas (d) (option)	1,127,048	-	1,254,744	-	2,381,792	-
DBM	4,269	-	5,435	-	9,704	-
	3,869,190	2,155,905	7,802,965	11,381,442	11,672,155	13,537,347

	Costs		Deferred exploration expenses		Total	
	As at December 31,		As at December 31,		As at December 31,	
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
***Bolivar Mine**						
Costs and deferred exploration expenses	1,630,929	1,433,381	32,750,018	13,421,324	34,380,947	14,854,705
Less: Accumulated sales of concentrate	(1,630,929)	-	(39,520,311)	(5,562,402)	(41,151,240)	(5,562,402)
	-	1,433,381	(6,770,293)	7,858,922	(6,770,293)	9,292,303
Less: Transfer to excess cost recovery – pilot mining	-	-	6,770,293	-	6,770,293	-
	-	1,433,381	-	7,858,922	-	9,292,303

(i) Bolivar Mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period. The remaining payment of $189,313[(1)] (US$162,500) has yet to be made.

During the year ended December 31, 2006, the Company continued its pilot-mining program on the Bolivar Mine property. During that period, the Company sold zinc and copper concentrate in the amount of $35,588,838 (for the nine-month period ended December 31, 2005 – $5,562,402). In accordance with the Company's accounting policy, the income from sales of concentrate prior to the commencement of commercial production is accounted for as a reduction of related costs and deferred exploration expenses. Consequently, the $6,770,293 excess cost and deferred accumulated exploration expense recovery on the Bolivar Mine property is shown as a long-term liability on the Consolidated Balance Sheets.

(ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment of $23,300[(1)] (US$20,000) will be made at the time of transfer of the property titles.

(iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") to acquire a cumulative interest of up to 100% in the Santa María and San José, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

In December 2005, the Company decided to abandon the Santa María project. Therefore, no further payment will be made. Consequently, the Company recorded, during the nine-month period ended December 31, 2005, a write-off of mining assets of $403,152.

The remaining payments for the San José project, as at December 31, 2006, are as follows:

	Equivalent in C$	Payments in US$
January 2007	43,687[(1)]	37,500
July 2007	43,687[(1)]	37,500
January 2008	43,687[(1)]	37,500

Starting July 2008, the Company will pay a yearly advance royalty payment of $72,811[(1)] (US$62,500).

(iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

	Equivalent in C$	Payments in US$
June 2007	174,750[(1)]	150,000
June 2008	174,750[(1)]	150,000
June 2009	2,912,500[(1)]	2,500,000

(v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company could purchase a 100% interest in the El Magistral property for the sum of US$1,000,000, payable over a five-year period, including US$50,000 at the signing of the agreement.

In 2006, the Company decided to abandon the project and therefore did not make the November 2006 payment of $87,375[(1)] (US$75,000). Consequently, the Company wrote off the accumulated costs incurred of $147,635.

(vi) El Cumbre

All costs and deferred exploration expenses allocated to this project amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

(vii) Cusi Project

In May and June, 2006, the Company staked ground and entered into agreements in order to earn interest in more than 7,500 hectares of contiguous property (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic ("Cusi") silver district in Chihuahua State, Mexico, located within 40 kilometres of the Company's Malpaso mill, as follows:

(a) On May 2, 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire a property

covering 21.08 hectares for a cash payment of US$100,000 and the issue by the Company of 200,000 common shares of the Company at a price of $0.64 per share for a total of $128,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The property is subject to a 1.5% NSR of up to a maximum of $1,747,500(1) (US$1,500,000) in favour of Villalobos and Rodriguez with a $1,165,000(1) (US$1,000,000) buy-back option.

(b) On May 2, 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire properties covering 1,676 hectares for an aggregate cash payment of US$740,000, and the issuance by the Company of 1,000,000 common shares of the Company at a price of $0.64 per share for a total of $640,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The properties are subject to a 1.5% NSR of up to a maximum of $1,747,500(1) (US$1,500,000) in favour of Holguin. The NSR can be purchased for $1,165,000(1) (US$1,000,000). As at December 31, 2006, an amount of $191,225(1) (US$165,000) remains to be paid.

(c) On May 31, 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District owned by Pershimco by making a cash payment of US$200,000 and fulfilling work commitments as follows:

Equivalent in C$	Work commitment in US$	Cumulative interest earned %	Period
1,747,500(1)	1,500,000	50	until May 31, 2007
2,912,500(1)	2,500,000	20	until November 30, 2008
4,660,000	4,000,000	70	

The property is subject to a 2% NSR of which 1% may be bought back for $1,165,000(1) (US$1,000,000).

(d) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several properties (883 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of $12.82(1) (US$11.00) per ounce or 3% NSR if the price of silver exceeds $12.82(1) (US$11.00) per ounce. The royalty is in favour of Minera Cusi. The Company may withdraw from its option agreement under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

Remaining option payments are as follows:

	Equivalent in C$	Payments in US$
August 2007	2,330,000[1]	2,000,000
August 2008	2,330,000[1]	2,000,000

[1] Converted at the rate of exchange in effect on December 31, 2006

(b) Land, exploration buildings and equipment

	As at December 31, 2006		
	Cost $	Accumulated amortization $	Net $
Land	67,539	-	67,539
Buildings			
Plant[1]	1,512,348	220,582	1,291,766
Camp	397,346	89,721	307,625
Machinery and equipment	7,781,876	1,478,437	6,303,439
Computers and office furniture	547,618	207,382	340,236
Rolling stock	2,993,482	857,995	2,135,487
	13,300,209	2,854,117	10,446,092

	As at December 31, 2005		
	Cost $	Accumulated amortization $	Net $
Buildings			
Plant[1]	1,236,886	92,729	1,144,157
Camp	397,346	59,725	337,621
Machinery and equipment	2,801,458	579,361	2,222,097
Computers and office furniture	268,828	90,919	177,909
Rolling stock	1,229,158	361,417	867,741
Rolling stock under capital lease	235,566	5,452	230,114
	6,169,242	1,189,603	4,979,639

[1] During the nine-month period ended December 31, 2005, the Company, through a nominee, obtained control of the common shares in Compañia Minera Metalúrgica Malpaso S. de R.L. de M.I. ("CMMM"). It was concluded that CMMM is a VIE and that the Company is the primary beneficiary of this VIE because the Company operates and uses all the production capacity of the mill (100 tpd) which is the only significant asset of CMMM and assumes all the financial risks of CMMM. Accordingly, CMMM has been consolidated in the financial statements of the Company since September 2005 under the guidance of AcG-15.

In exchange for the control obtained of the common shares in CMMM, the Company advanced to the nominee, in the nine-month period ended December 31, 2005, an amount of $417,409 and committed itself to an additional amount of $233,180 (US$200,000). This latter consideration was included in accounts payable and accrued liabilities as at December 31, 2005 and was fully paid in 2006.

All additions to original milling capacity have been made by Nichromex S. de R.L. de C.V., a wholly owned foreign subsidiary.

8 Deferred costs – Advance on royalty payment

On August 26, 2003, the Company acquired from Nichromet Extraction Inc., an unrelated entity, the rights of a licence for the use and marketing of a metallurgical extractive technology for Mexico in consideration for a 1% NSR payment on all mineral production using the technology from any of the Company's Mexican properties. As part of the agreement, the Company made a non-refundable royalty advance of $350,000.

In addition, the agreement gave the Company the right to act as an agent for the purpose of sourcing the licence to third parties in Mexico. Any consideration received will be shared equally with Nichromet.

In 2005, following certain conditions, Nichromet agreed to extend the expiry date of the Nichromet licence to July 2008.

Although the license is still in effect as at December 31, 2006, the Company has no current plan to use this technology and therefore will not benefit economically from it. Consequently, the Company wrote off the deferred costs.

9 Obligation related to assets under capital lease

During the year, the Company paid off the amount due under capital lease. At December 31, 2006, there is no balance due.

(a) Future minimum payments required to satisfy payment terms under a capital lease in each of the next three years are as follows:

	As at December 31, 2006 $	2005 $
Years ending December 31, 2006	-	130,166
2007	-	96,599
2008	-	66,569
	-	293,334
Less: Interest	-	64,483
Total liability (b)	-	228,851
Less: Current portion	-	90,904
	-	137,947

(b) As at December 31, 2005, the obligation in the amount of $228,851 includes $68,259 payable in US dollars (US$59,355) and $160,592 payable in Mexican pesos (MP$1,461,369).

10 Share capital

Authorized
An unlimited number of common shares without par value

Issued
Changes in the Company's share capital were as follows:

	For the year ended December 31, 2006		For the nine-month period ended December 31, 2005	
	Number of shares	**Amount $**	**Number of shares**	**Amount $**
Balance – Beginning of period	81,724,769	26,921,601	51,457,477	20,782,703
Issued and paid in cash (i)	14,950,000	10,465,000	22,500,000	4,500,000
Issued for the acquisition of mining assets (note 7 (vii) (a) (b))	1,200,000	768,000	-	-
Issued following exercise of warrants ((ii) and note 11)	11,423,219	13,022,470	7,767,292	1,638,898
Issued following exercise of stock options (notes 12 and 13)	252,917	130,996	-	-
Balance – End of period	109,550,905	51,308,067	81,724,769	26,921,601

(i) (a) On August 17, 2006, the Company closed an offering on a bought-deal basis of 13,000,000 common shares at a price of $0.70 per common share, for gross proceeds of $9,100,000. The underwriters for the offering also exercised their over-allotment options to purchase an additional 1,950,000 common shares at $0.70 per common share for additional gross proceeds of $1,365,000, raising the total gross proceeds of the offering to $10,465,000.

As a commission, the Company paid a cash consideration of $732,550 and issued to the agent 1,046,500 compensation options evaluated at $193,603 (note 11). This amount is included in share and warrant issue expenses in the Consolidated Statements of Operations and Deficit under share and warrant issue expenses. The compensation options entitle the holder to subscribe for the same number of common shares at a price of $1.00 per share until August 16, 2007.

The fair value of the compensation options was estimated using the Black-Scholes model based on the following assumptions:

Dividend yield	0%
Volatility	87.83%
Risk-free interest rate	4.33%
Expected life	1 year

As a result, the fair value of the compensation option was estimated at $193,603.

(b) In November 2005, the Company completed a series of private placements of common shares whereby the Company issued a total of 22,500,000 common shares at a price of $0.20 per share for a total consideration of $4,500,000.

(ii) (a) In November 2006, 11,423,219 warrants were exercised at the price of $0.90, for a total cash consideration of $10,280,897, including 1,100,067 warrants by directors and officers of the Company or company controlled by a director or officer of the Company for a total amount of $990,060. Consequently, the Company issued 11,423,219 common shares.

(b) In September 2005, a total of 7,767,292 warrants entitling their holders to purchase 7,767,292 common shares at a price of $0.17 per share were exercised for a total amount of $1,320,439.

11 Warrants and compensation options

Changes in the Company's outstanding common share purchase warrants and compensation options were as follows:

	For the year ended December 31, 2006			For the nine-month period ended December 31, 2005	
	Number of warrants	**Number of compensation options**	**Amount $**	**Number of warrants**	**Amount $**
Balance – Beginning of period	12,002,068	-	2,880,496	29,125,399	6,165,776
Issued (note 10 (i) (a))	-	1,046,500	193,603	-	-
Exercised (note 10 (ii))	(11,423,219)	-	(2,741,573)	(7,767,292)	(318,459)
Expired (note 13)	(578,849)	-	(138,923)	(9,356,039)	(2,966,821)
Balance – End of period	-	1,046,500	193,603	12,002,068	2,880,496

A summary of outstanding compensation options, entitling their holders to subscribe for an equivalent number of common shares, as at December 31, 2006, is as follows:

Exercise price	Number of compensation options	Expiry date
$1.00	1,046,500	August 16, 2007

12 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As of December 31, 2006, the Plan provides that: i) the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 9,700,000 (5,900,000 as of December 31, 2005) common shares, and ii) that the maximum number of common shares that may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant (note 20).

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. All options granted before September 2006 have a vesting period of 18 months: 25% at the date of grant and 12.5% in each of the following six quarters. Beginning September 2006, options granted are entirely vested at the date of grant.

On February 2, 2006, the Board granted a total of 2,700,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.40 until February 2011.

On September 28, 2006, the Board granted a total of 2,000,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at a price of $0.90 until September 2011.

A summary of changes in the Company's stock options outstanding is presented below:

	For the year ended December 31, 2006		For the nine-month period ended December 31, 2005	
	Number of options	**Average exercise price $**	**Number of options**	**Average exercise price $**
Balance – Beginning of period	4,786,250	0.59	3,046,250	0.79
Granted	4,700,000	0.61	1,940,000	0.29
Exercised (note 10)	(252,917)	0.33	-	-
Expired or cancelled	(276,000)	0.72	(200,000)	0.85
Balance – End of period	8,957,333	0.60	4,786,250	0.59

A summary of options outstanding and exercisable as at December 31, 2006 is presented below:

	Number of options		
Exercise price	Outstanding	Exercisable	Expiry date
$0.85	845,000	845,000	October 2008
$1.30	40,000	40,000	January 2009
$0.75	1,189,000	1,189,000	August 2009
$0.75	500,000	500,000	February 2010
$0.30	1,598,333	1,398,541	September 2010
$0.22	125,000	109,375	September 2010
$0.40	2,660,000	1,662,500	February 2011
$0.90	2,000,000	2,000,000	September 2011
	8,957,333	7,744,416	

Total stock-based compensation costs for the year ended December 31, 2006 amount to $1,696,019 (note 13) (for the nine-month period ended December 31, 2005 – $454,819), including $1,001,173 (for the nine-month period ended December 31, 2005 – $205,011) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $694,846 (for the nine-month period ended December 31, 2005 – $249,808) was recorded in the Consolidated Statements of Operations and Deficit.

The estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the year ended December 31, 2006	For the nine-month period ended December 31, 2005
Average dividend per share	Nil	Nil
Estimated volatility	99.22%	102%
Risk-free interest rate	4.17%	3.5%
Expected life of options granted	4 years	4 years
Options granted which exercice price exceeds the market price of the stock on the grant date:		
Estimated fair value of option	$0.55	-
Exercice price	$0.90	-
Stock price at date of grant	$0.80	-
Options granted which exercice price equals the market price of the stock on the grant date:		
Estimated faire value of option	$0.28	$0.21
Exercice price	$0.40	$0.29

13 Contributed surplus

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Balance – Beginning of period	4,802,240	1,380,600
Stock-based compensation costs (note 12)	1,696,019	454,819
Exercise of options (note 10)	(46,959)	-
Warrants expired (note 11)	138,923	2,966,821
Balance – End of period	6,590,223	4,802,240

14 Income taxes

(a) The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Loss before income taxes	(2,283,828)	(1,653,565)
Combined federal and provincial income tax benefit at 32% (31% in 2005)	(730,825)	(514,600)
Income tax rate differential in Mexico	47,399	12,000
Impact of decrease in income tax rate on future income tax balance	149,235	-
Expired tax losses	25,338	-
Prior years reassessments	(159,295)	-
Stock-based compensation costs	222,351	77,800
Non-taxable portion of capital gain	(24,448)	-
Decrease (increase) in the valuation allowance	(120,012)	234,100
Foreign exchange gain (loss) taxable (deductible) in Mexico	(34,772)	295,000
Inflation taxable on net financial liabilities in Mexico	203,557	92,000
Permanent difference	102,864	-
Inflation on tax losses	(142,867)	-
Non-deductible items in Mexico	81,436	227,000
Other	9,227	19,300
	(370,812)	442,600

(b) Future income tax balances are summarized as follows:

	As at December 31, 2006 $	2005 $
Current future income tax assets		
Non-capital losses	746,246	26,000
Share issue costs	180,000	110,000
Other	69,156	-
	995,402	136,000
Long-term future income tax assets		
Property, plant and equipment	29,000	32,000
Mining assets	386,000	118,000
Non-capital losses	1,077,000	3,991,600
Capital losses	58,718	90,300
Share and warrant issue expenses	266,000	156,800
Other	157,000	210,000
	1,973,718	4,598,700
Total future income tax assets	2,969,120	4,734,700
Less: Valuation allowance	2,210,718	1,957,100
	758,402	2,777,600
Long-term future income tax liabilities		
Mining assets	727,765	(3,175,200)
Total net future income tax liability	30,637	(397,600)

(c) As at December 31, 2006, the cost for income tax purposes of the property, plant and equipment, mining assets and other costs totalled approximately $11,885,000. The difference between this cost and the amounts capitalized in the financial statements arises mainly as a result of the write-off of some of the mining assets, the election of the Company in Mexico to deduct, in the year incurred, the exploration expenses and costs of mining claims prior to the commencement of commercial operations of a mine. This cost may be applied to reduce future taxable income over an unlimited period of time.

(d) The Company has accumulated non-capital losses of approximately $3,910,963. These losses will expire from 2007 to 2026 as follows:

		$
Years ending December 31,	2007	183,502
	2008	203,336
	2009	122,399
	2010	121,762
	2011	122,399
	2014	533,468
	2015	2,790,554
	2026	398,093

(e) The unamortized balance for tax purposes of share and warrant issue expenses amounting to approximately $1,443,371 will be deductible over the next four years.

(f) The Company's balance of capital losses amounts to $266,426 and can be carried forward indefinitely against capital gains.

(g) These tax values of assets and liabilities have not been agreed to by the relevant tax authorities nor have they been disputed.

15 Asset retirement obligations

As at December 31, 2006, based on its review of the status of its operations under the current Mexican environmental legislation, the Company determined it does not carry any asset retirement obligation and, therefore, has not recognised such an obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

16 Statements of cash flows

(a) The changes in non-cash working capital items are as follows:

	For the year ended December 31, 2006 $	For the nine-month period ended December 31, 2005 $
Sales tax and other receivables	(2,944,704)	(25,250)
Inventories from pilot-mining program	(329,742)	78,361
Prepaid expenses	73,880	(85,229)
Accounts payable and accrued liabilities	98,422	(718,781)
Income taxes payable	12,425	45,000
	(3,089,719)	(705,899)

(b) Additional information – non-cash transactions

Issuance of shares for mining property	768,000	-
Stock-based compensation costs capitalized into mining assets (note 12)	1,001,173	205,011
Additions of mining assets included in accounts payable and accrued liabilities	17,120	671,150
Increase of accounts receivable included in sales of concentrate	3,020,046	327,000
Capitalized amortization of exploration building and equipment	1,686,739	833,442

(c) Interest and income taxes

Interest paid on obligation related to assets under capital lease	48,898	3,396
Income taxes paid	45,000	-

17 Related party transactions

(a) During the year ended December 31, 2006, companies controlled by officers of the Company charged consulting fees amounting to $946,145 (for the nine-month period ended December 31, 2005 – $517,688), including $602,571 capitalized to deferred exploration costs (for the nine-month period ended December 31, 2005 – $388,937). As at December 31, 2006, the balance due to these companies amounted to $42,361(as at December 31, 2005 – $11,840).

(b) During the nine-month period ended December 31, 2005, directors, companies controlled by directors and officers of the Company participated in private placements of common shares (see terms described in note 10 (i) (b) for a total consideration of $886,500 (during the year ended December 31, 2006 – nil).

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

18 Commitments

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent is approximately $150,000 which is divided on a pro rata basis among the three companies. The Company's annual gross commitment is approximately $50,000.

In December 2006, the Company signed a five-year lease for office premises. The annual rent is approximately $60,000.

19 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar Mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

20 Subsequent events

On March 6, 2007, the Board of Directors approved an increase in the number of common shares reserved for issuance under the Company's stock option plan from 9,700,000 to 10,900,000. The number of common shares reserved represents approximately 10% of the number of shares issued and outstanding.

On April 3, 2007, the Board granted a total of 1,775,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at any time at a price of $1.10 until April 3, 2012.

21 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Dr. Thomas L. Robyn
Executive Chairman
Dia Bras Exploration Inc.
ST Group Inc.
Denver, United States
Director since August 2005

Dr. James A. Culver
President
TPG Commercial Finance
Nashville, United States
Director since February 2005

Réjean Gosselin
President and Chief Executive Officer
Dia Bras Exploration Inc.
Saint-Hilaire, Canada
Director since September 2003

Robert D. Hirsh
Managing Director
Scotia Capital Mexico
Mexico City, Mexico
Director since February 2005

Philip Renaud
Managing Director
Church Advisors
London, England
Director since October 2003

André St-Michel
Executive Vice-President
Dia Bras Exploration Inc.
Chihuahua, Mexico
Director since August 2006

OFFICERS

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M.Sc., P. Geo
President and Chief Executive Officer

André St-Michel, M.Sc., Eng.
Executive Vice-President

François Auclair, M.Sc. FGAC, P. Geo.
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B
Corporate Secretary

Corporate Head Office

Dia Bras Exploration Inc.

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2
Canada

T: 514.393.8875
F: 514.393.8513

Chihuahua Office

Dia Bras Mexicana
Blas Cano de los Rios #606
Col. San Felipe
Chihuahua, Chihuahua C.P. 31240
Mexico

T: (52) 614.426.0212
F : (52) 614.426.6877

Investor Relations

Nathalie Dion
Investor Relations
Dia Bras Exploration Inc.
Suite 2750
600 de Maisonneuve Blvd.West
Montréal, Québec H3A 3J2

T: 514.393.8875, ext. 241

E-mail: ndion@diabras.com

Nicole Blanchard
Managing Partner
Sun International Communications
Suite 206
1565 de l'Avenir Blvd.
Laval, Québec H7S 2N5

T: 450.627.6600

E-mail: nicole.blanchard@isuncomm.com

Exchange

TSX Venture Exchange

Symbol: DIB

Annual Meeting

The Annual Meeting of Shareholders of Dia Bras Exploration Inc. will be held on June 7, 2007 at 10:00 a.m. at The Fairmont Queen Elizabeth Hotel 900 Rene-Levesque Blvd. West, Room Hochelaga 4, Level C, Montréal, Québec.

Website: www.diabras.com

Auditors

PricewaterhouseCoopers LLP
1250 René-Lévesque Blvd. West
Suite 2800
Montréal, Québec
H3B 2G4

Solicitors

Heenan Blaikie LLP
Suite 2500
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 4Y1

Registrar and Transfer Agent

Computershare Investor Services Inc.
Suite 700
1500 University Street
Montréal, Québec H3A 3S8

T: 1.800.340.4883 (U.S./Canada) or
1.514.982.7950 (international)

Website: www.computershare.com

File No. 82-34990

DIA BRAS
exploration

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Voting Instruction Form ("VIF") - Annual General Meeting to be held on June 7, 2007

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fold

VIFs submitted must be received by 5:00 p.m., Montreal Time, on June 5, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

11AP07047.NOBO.E.SEDAR/000001/000001/i

Appointee(s)

I/We, being holder(s) of Dia Bras Exploration Inc. hereby appoint: Réjean Gosselin, a Director of the Company, or failing this person, Luce L. Saint-Pierre, Secretary of the Company,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

☐

as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, to be held in the HOCHELAGA HALL, at the FAIRMONT THE QUEEN ELIZABETH Hotel, 900, René-Lévesque Boulevard West, Montréal, Québec, on Thursday, June 7, 2007, at 10:00 a.m. (local time), or any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Réjean Gosselin	☐	☐	02. Robert D. Hirsh	☐	☐	03. Philip Renaud	☐	☐
04. Thomas L. Robyn	☐	☐	05. André St-Michel	☐	☐	06. Mario Caron	☐	☐
07. Daniel Tellechea	☐	☐						

Fold

2. Appointment of Auditors

	For	Withhold
To appoint PricewaterhouseCoopers LLP, as Auditors of the Company and authorize the Directors to fix their remuneration	☐	☐

3. Resolution authorizing the Company to issue equity shares as performance bonus

For	Against
☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s) ☐

Date / /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 7 6 4 2 A R 1 E C I Q

File No. 82-34990

DIA BRAS
exploration

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General Meeting to be held on June 7, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Montreal Time, on June 5, 2007.

Fold

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

11AP07047.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Dia Bras Exploration Inc. hereby appoint: Réjean Gosselin, a Director of the Company, or failing this person, Luce L. Saint-Pierre, Secretary of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, to be held in the HOCHELAGA HALL, at the FAIRMONT THE QUEEN ELIZABETH Hotel, 900, René-Lévesque Boulevard West, Montréal, Québec, on Thursday, June 7, 2007, at 10:00 a.m. (local time), or any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Réjean Gosselin	☐	☐	02. Robert D. Hirsh	☐	☐	03. Philip Renaud	☐	☐
04. Thomas L. Robyn	☐	☐	05. André St-Michel	☐	☐	06. Mario Caron	☐	☐
07. Daniel Tellechea	☐	☐						

Fold

2. Appointment of Auditors

To appoint PricewaterhouseCoopers LLP, as Auditors of the Company and authorize the Directors to fix their remuneration

For ☐ Withhold ☐

3. Resolution authorizing the Company to issue equity shares as performance bonus

For ☐ Against ☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 7 6 4 3 A R 2 E C I Q

DIA BRAS
exploration

630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-6193

VIA SEDAR

May 30, 2007

TO: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE

Re: Dia Bras Exploration Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on May 30, 2007 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101*:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
FIRST QUARTER ENDED MARCH 31, 2007 AND
MANAGEMENT'S DISCUSSION AND ANALYSIS DATED MAY 30, 2007.

Yours truly,

DIA BRAS EXPLORATION INC.

Leonard Teoli
Chief Financial Officer

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

FIRST QUARTER ENDED MARCH 31, 2007

ISSUER DETAILS

FOR THE QUARTER ENDED :	March 31, 2007
DATE OF REPORT:	May 30, 2007
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	600, de Maisonneuve Blvd. West Suite 2750 Montreal, Quebec, Canada H3A 3J2
ISSUER FAX NUMBER:	(514) 393-8513
ISSUER TELEPHONE NUMBER:	(514) 393-8875
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 393-8875 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@diabras.com
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**RÉJEAN GOSSELIN**	2007/05/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**PHILIP RENAUD**	2007/05/30

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

FIRST QUARTER ENDED MARCH 31, 2007

SCHEDULE "A"

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

See the unaudited consolidated Financial Statements for the three-month period ended March 31, 2007, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

FIRST QUARTER ENDED MARCH 31, 2007

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF COSTS AND DEFERRED EXPLORATION EXPENSES

	Bolivar $	Cusi $	Promontorio $	For the three-month period ended March 31, 2007 Total $	For the year ended December 31, 2006 Total $
Balance - Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	44,140	-	-	44,140	3,491,849
Sampling	45,275	133,027	-	178,302	393,403
Geology consulting and management	255,469	278,770	-	534,239	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	861,307	1,302,209	-	2,163,516	5,863,818
Pilot milling	1,440,774	-	-	1,440,774	3,538,455
Supervision and local administrative costs	134,844	73,092	-	207,936	1,341,295
Transportation costs	2,576,020	73,007	-	2,649,027	6,969,213
Roads	-	26,069	-	26,069	15,993
Camp costs and food	516,119	165,936	-	682,055	1,430,355
Capitalized amortization of exploration buildings and equipment	576,912	138,908	-	715,820	1,686,739
Stock-based compensation costs	12,037	4,110	-	16,147	1,001,173
	6,462,897	2,195,128	-	8,658,025	27,100,988
Write-off of mining assets - Costs and deferred exploration expenses					(147,635)
Sales of concentrate	(5,696,533)	-	-	(5,696,533)	(35,588,838)
	766,364	2,195,128	-	2,961,492	(8,635,485)
Transfer to (from) excess cost recovery - pilot mining	(722,224)	-	-	(722,224)	6,770,293
	44,140	2,195,128	-	2,239,268	(1,865,192)
Balance - End of period	3,329,932	9,383,561	1,197,930	13,911,423	11,672,155

2. RELATED PARTY TRANSACTIONS

See Note 15 to the unaudited Consolidated Financial Statements for the three-month period ended March 31, 2007.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE THREE-MONTH PERIOD ENDED MARCH 31, 2007

- 374,750 common shares issued following exercise of stock options - $338,611;
- No additional common share purchase warrants issued
- No additional compensation options issued
- 40,000 options granted.

4. SUMMARY OF SECURITIES AS AT MARCH 31, 2007

See Notes 8, 9 and 10 of the Notes to the unaudited Consolidated Financial Statements.

5. LIST OF DIRECTORS AND OFFICERS AS AT MAY 30, 2007

Directors: Réjean Gosselin, André St-Michel, Philip Renaud, Thomas L. Robyn, James A. Culver and Robert D. Hirsh

Officers: Thomas L. Robyn, *Executive Chairman*
Réjean Gosselin, *President and Chief Executive Officer*
André St-Michel, *Executive Vice-President*
François Auclair, *Vice-President, Exploration*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

FIRST QUARTER ENDED MARCH 31, 2007

SCHEDULE "C"

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the first quarter ended March 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the unaudited consolidated financial statements for the three-month period ended March 31, 2007 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 DATE OF MD&A

The MD&A for the quarter ended March 31, 2007 is as of May 30, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 Q1-2007 HIGHLIGHTS

- The Company hires new Vice-President, Exploration, and launches 2007 exploration program at Bolivar and Cusi projects;
- The Company launches a 50,000-metre drilling programme, 25,000 metres on each of the Bolivar and Cusi projects;
- The Company meets work commitment at La Bamba /San Miguel (Cusi District) and awaits confirmation of earned interest of 50% in the project;
- First bulk sampling at Cusi is delayed due to necessary increased metal recovery testing to be performed at the Malpaso mill ;
- Sales of concentrate total $5.7 million;
- New Triunfo processing circuit is installed at Malpaso and working efficiently, increasing mill capacity to 850 tonnes per day;
- Corporate head office in Montreal moves to new offices.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company with rights and options on approximately 20 properties covering more than 15,000 hectares in the State of Chihuahua, Mexico.

During the quarter the Company launched its exploration program on both the Cusi Silver prospects and the Bolivar property on which 25,000 metres of drilling is planned for 2007 on each project.

During the period, the Company continued its pilot-mining program at the Bolivar Mine property. The program continued generating positive cash-flow, and results were close to those forecasted.

A sudden drop in metal prices in early 2007 affected negatively the period's operating results and some final settlement billings of 2006 shipments. However, prices have mostly recovered from its early 2007 plunge which should help to avoid the materialization of losses at the final settlement stage.

It is important to note that the Bolivar Mine property has not yet reached the commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 24 months before the Bolivar Mine property reaches the commercial production stage, but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the Bolivar Mine property. If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time it will be net against construction costs, if any, of the new facilities, or (iii) the property is abandoned. This policy would apply to any project that would go into pilot-mining mode.

Bolivar Mine property

The Bolivar property and extensions remains the main exploration target in the Cieneguita region. During the three-month period ended March 31, 2007, total investment in property costs and exploration and development expenses on the Bolivar project and the pilot-mining program amounted to approximately $6.4 million.

The summary of the pilot-mining program results for the quarter ended March 31, 2007 is as follows:

Amounts in US$

Material Processed	**Tonnes**	**Total Estimated Production [1] In US$ (Millions)**	**Operating Cash Cost [1] In US$ (Millions)**
Actual	30,014	5.2	3.8
Forecast	24,000	4.2	3.2
Over (under)	6,014	1.0	(0.6)

Zinc	**Average Grade**	**Recovery**	**Zn Concentrate Production (DMT)**	**Production Value[1] In US$ (Millions)**
Actual	6.77%	84.61%	2,987	3.6
Forecast	7.50%	92.20%	2,718	3.0
Over (under)	(0.83)%	(7.59)%	269	0.6

Copper	**Average Grade**	**Recovery**	**Cu Concentrate Production (DMT)**	**Production Value[1] In US$ (Millions)**
Actual	1.34%	81.62%	1,172	1.6
Forecast	1.50%	79.20%	967	1.2
Over (under)	(0.16%)	2.42%	205	0.4

Financial Results (in US$)

	Actual Quarter ended March 31, 2007 US$
Net smelter production value	5.2 M
Direct operating cash costs	3.8 M
Direct operating cash margin	1.4 M

Net Smelter Production Value and
Cash Operating Costs / Tonne Processed (In US$)

	Actual Quarter ended March 31, 2007 US$
Net smelter production value (1)	173.25
Direct operating cash costs (1)	126.20
Gross margin before amortization (1)	47.05

(1) Non-GAAP measures: The Company reports production value, production costs, net smelter revenue per tonne, direct operating cash costs per tonne and gross margin before amortization per tonne even if it is a non-GAAP measure to inform about the approximate value of the quarter sales, isolate the measure of pilot-mining direct operation costs activities less amortization and depreciation. The Company believes this is useful supplemental information however it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

The Company's total concentrate production is sold to MRI Trading AG (MRI), a Swiss-based, privately owned commodity trading company, pursuant to a standard concentrate purchase agreement. Total billings to MRI during the quarter amounted to $6.5 million (US$5.4 million) and include final settlement from 2006 shipments, which suffered from the decrease in metal prices in early 2007.

For the same period in 2006, the Company had processed 22,469, producing 4,898 tonnes of zinc concentrate and 1,483 tonnes of copper concentrate for a total production value of US$5.3 million, as the Company was mining high-grade material to increase cash flow.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study on the Bolivar property. The short-term objective of the program is to generate sufficient cash flow from zinc and copper concentrate production to finance development and exploration at the Bolivar mine and elsewhere on the Bolivar project.

Malpaso mill

During the quarter ended March 31, 2007, many tests were done at the newly installed Triunfo circuit at Malpaso. Those tests were mainly aimed at improving, on a lower scale, metal recovery from material taken from different Cusi properties before initiating a larger-scale bulk-sampling program. These procedures revealed the necessity of adding some equipment in order to achieve this improvement which delayed the start of the Cusi bulk sampling program to later in the second quarter.

This circuit comprises a 500-tpd ball mill, which will increase the overall capacity to 850 tpd with design space provided for another similar ball mill. Recovery of Cusi material will be obtained from flotation cells, gravity and table systems.

a) Cusi Project

The objectives for Cusi during 2007 are twofold: 1) define sufficient mill feed for two years of operation at 1,000 tpd and, 2) discover a high-value deposit.

These tasks are undertaken by continuing the program put in place in June 2006, which consists of:

- Regional mapping,
- Definition drilling,
- Development (dewatering, rehabilitation of old underground workings, etc.) of the previously exploited mines and identifying potential unknown resources.

Geology

Basically, the program initiated in 2006 will continue as the program called for a large scale reconnaissance program, which was only achieved at about 10% in 2006 for various logistical reasons. Local detail mapping of the structures and veins making up the various showing of the Cusi project will also take place, at a scale 1:200.

Drilling

Three orders of drilling will be implemented at Cusi. The first one will be for resource definition; the second, for the extension of the known resource area; and the third one will be to identify new targets.

For this purpose, the Cusi project area has been divided into four zones, the La India area, the San Miguel-La Bamba area (under option), the Santa Edwiges-San Antonio area and finally Cusi exploration.

Drilling has started during the quarter with three machines.

Zone 1 - La India

In this area, some 2000 metres of exploration drilling (5 holes) will take place to identify potential mineralization similar to the one observed in hole DC06B012 (an intersection of 4.9 metres at >3,355 g/t Ag, 0.56 g/t Au, 1.14% Cu, 0.65% Pb and 0.20% Zn including a section of 1.4 metre grading over 10,000 g/t Ag - press release October 3, 2006). The mineralization consisted of a white to dark grey quartz vein containing 12% of a green mineral (non identified silver chloride), within a brecciated dacitic tuff mineralized with hematite, pyrite and oxide, presenting kaolinitization at the vein contact.

Zone 2 Santa Edwiges (option)

The Santa Edwiges area is actually undergoing underground development and drilling performed by the mining group. The exploration group will further test the potential under the known sulphide mineralization and old workings. The sulphide mineralization contains grades of up to 6% combined lead and zinc over a width of 1 to 5 metres. Thus, some 2800 metres of «extension type» drilling will be undertaken in 7 to 8 holes.

In the San Antonio-San Marina area (part of Santa Edwiges), 2400 metres in 6 holes will be necessary to define resources under (and laterally to) the actual pit boundaries.

Furthermore, an exploration drilling program to test the 100- to 300-metre vertical level will be undertake to search for recorded resources which are shown on old longitudinal sections of the San Marina mine which would have (apparently) been left behind during previous mining operations.

Promontorio Mine (option)

The Promontorio Mine is actually undergoing dewatering for access to the 5th and 7th level of the mine. Furthermore, geological compilation of historical work is ongoing to rapidly develop drill targets in the mine area. Some 5 000 metres of drilling is plan in this area.

Zone 3 - San Miguel-La Bamba (options)

Two drilling programs are planned in this area.

The first one, which has begun, is aimed at defining resources under and laterally to the actual limit of the open pits and will consist of some 500 to 800 metres in 4 to 8 holes.

The second one will test for the potential extension of the known San Miguel-La Bamba resources at vertical depths varying from 100 to 300 metres.

EXPLORATION ACTIVITIES DURING THE THREE-MONTH PERIOD ENDED MARCH 31, 2007

The Cusi property covers some 79 km^2 and is the site of a large, multifaceted exploration program, including regional and detailed mapping and geochemical sampling, trenching, drilling, etc.

From January 2007 to March 2007, 3801 metres of diamond core drilling has been performed on the Cusi property, and some 780 split core samples sent for analysis.

Of this total, 418.9 metres were done at Santa Edwiges, 940 metres at San Antonio, 1616.3 at San Nicolas and 826 metres at La Bamba.

Highlights of this drilling were in the Santa Marina-San Bartolo area, where hole DC07B89 intersected 6.6 metres at 2.6 g/t Au, 759 g/t Ag, 0.5% Cu, 2.0% Pb, 2.55% Zn. This intersection, combined with surface grab and chips channel samples from the nearby San Nicolas-San Bartolo area, where assays of up to 1.97 g/t Au and 568 g/t Ag have been recorded, could indicate a potentially new mineralized zone carrying gold silver mineralization.

Additional underground access has been provided by the advancement of the ramp at Santa Edwiges.

La India

Minimal work has been carried in this area in this quarter.

Santa Edwiges (option)

From January 2007 to March 2007, the cleaning and opening of the old working continued, and access has been prepared for the start of a ramp to access silver rich sulphide ore. The old ramp has been widened and prepared for a bulk sample which has just slowly started.

Promontorio Mine (option)

From January 2007 to March 2007, dewatering continued; with the water level brought down to the 5th level. Compilation of historical data that led to the identification of unsubstantiated potential ore resources between the 7th and 9th level of the mine has initiated an important drilling program which will take place in the second and third quarters.

La Bamba and San Miguel (options)

The Company filled its work commitment to earn a first 50% interest in these properties. The statement of exploration expenditures incurred to date on those properties received preliminary approval. Upon final acceptance, which is expected shortly, Dia Bras will exercise its first option to earn 50% in the properties. The Company has an option to acquire an additional 20% by increasing the cumulative amount of exploration expenditures to US$4 million before November 2008.

From January to March 2007, this area was the site of a large scale exploration and bulk tonnage program to allow for resource estimates. Some 826 metres of core diamond drilling was performed and a bulk sample was shipped to the Malpaso mill for metallurgical testing and ore recovery testing.

As described earlier, milling on a larger scale has not yet been started.

Furthermore, mapping and chip channels sampling in an historical underground access below La Bamba, known as Las Cabras pit, allowed the mapping of approximately 135 metres of brecciated rock similar to the material which was mined in the La Bamba open pit. Assay results should be received in the second quarter.

b) Bolivar Projects

Exploration

The Bolivar project of Dia Bras Exploration in Mexico (Cieneguita region) is an advanced stage exploration project with pilot mining of approximately 350 tonnes per day of Cu-Zn (Ag) material. Large scale geological mapping combined with resource definition and reconnaissance drilling completed in 2006 has identified a number of economic ore bodies and significant mineralized structures, worthy of follow-up.

Skarn and mine workings occur almost continuously along a NW/SE trending zone of outcropping mineralization with a minimum 3 km strike length. From NW to SE, they are: the Bolivar mine (divided into Bolivar NW; Bolivar, with three high-grade trends termed Fernandez, Rosario-Rodolfo and Breccia Linda; and Bolivar Sur, with indicated resources of magnetite-Cu), El Gallo, where drilling is presently in progress, La Increíble, with Cu-Zn hosted by highly fractured and brecciated andesitic volcanic rock (currently being drilled), La Montura, which has a couple of drill holes and Area Central, La Pequeña, Arizona and El Val/Aliso.

Geophysical and geological information, as well as underground working tend to indicate that NW/SE and NE/SW cross structure appears to present a number of higher grade ore shoot. The pattern can be observed also on the surface when lines are traced from Bolivar to El Gallo and La Increíble to El Gallo. It is thought that the NW/SE fractures could have been feeders along which the mineralized fluid could have percolated.

Geology

The mapping started in 2006 will continue and address the following points:

- Regional mapping of the El Gallo area, from the granodiorite to the UVG contact, between Increíble and El Val, at a scale of 1:2000, is of utmost priority at this moment. As mapping progresses, rock chip samples will be taken for economical geochemical analysis, as well as for geochemical research (whole rocks, major and trace element geochemistry, radio metric age determination);
- Detailed mapping of the various mineralized zones will take place at a scale of 1:200.
- Mapping the area north and northwest of Tiro de Bolivar is also very important as more potential targets for drilling should be identified in this area;
- Reconnaissance mapping southeast of El Val, using a helicopter for efficiency, will be done in order to identify and locate on a map skarn occurrences in the area. Identification of these areas will illustrate the significant exploration potential along the Bolivar trend.

Diamond Drilling

A major drilling program has been undertaken which will focus on three different aspects of the exploration program. Drilling will aim firstly at defining resources, secondly to expand known resources and thirdly to explore for new ore-bearing structures.

The ore resource definition will be directed by Jacques Marchand, P. Eng., internal consultant to Dia Bras and a Qualified Person as defined by National Instrument 43-101, and the Company's mining exploration group.

The resource expansion program has been laid out to form a hexagonal pattern of 175 x 50 metres, to try to test maximum favourable geology, particularly in the Increíble and El Gallo area. This systematic drilling will allow the intercepting of ore-bearing and/or mineralized fracture zones which could, if deemed interesting, receive follow-up drilling.

The apparent strike and dip of the ore lenses envelope is generally 1070/330 while the general structures of the ore-bearing zones are mostly oriented at 3040 with a dip of 280. The structural pattern drawn from these observations corresponds basically to a lozenge with principal orientation NW-SE with a cross structure NNE-SSW. This structural trend can be observed both at the mine scale and on a more regional pattern. This pattern seems to control the mineralization in the Bolivar area and directly imposes the hexagonal drilling pattern.

To complement this program, short holes (<200 metres vertically) could be drilled to complete infill drilling of the lower skarn mineralization in the vicinity of El Gallo. These holes must be completed so that sufficient drill data is available to calculate the resource of the upper and lower skarn in this area.

Finally, the stratigraphic contact between the Lower Skarn Unit and the Granodiorite between El Gallo and El Val will receive a sufficient amount of drilling to demonstrate any potential. Drilling of 6-10 exploration holes along the El Val trend is the highest priority. The deep-drilling of El Val in the very near future and a series of holes stepped to the northwest at intervals of ±300 metres will provide information on the depth to granite, alteration and/or mineralization of the upper and lower skarn units, and the thickness of the skarn/carbonate section.

Since January 2007, approximately 4605 metres of diamond core drilling has been performed: 1499 from underground and 3040 from surface.

Highlights came from the underground drilling in the newly discovered Selena Zone where drill hole DB07BM070 intersected 21.0 m grading 3.3% Cu and 22.3% Zn in the Fernadez trend. Furthermore, 4 holes intersected massive sulfide in the Rosario trend, where the best section returned 8 metres grading 33.8% Zn and 0.7% Cu. The Fernandez and Rosario lenses are part of the Upper Skarn Unit at Bolivar. More drilling results are expected in the next quarter.

1.5 Selected Annual Information

	Year ended December 31, 2006 $	Nine-month period ended December 31, 2005	Year ended March 31, 2005 $
Sales of concentrate [i]	35,588,838	5,562,402	-
Write-off of mining assets	280,117	615,658	481,706
Loss	1,913,016	2,096,165	2,095,804
Loss per share	0.02	0.04	0.05
Total assets	52,750,931	25,420,216	20,668,572
Working capital	27,735,607	4,271,832	3,649,779
Cash and cash equivalents	19,704,587	3,556,961	2,954,870

[i] In accordance with the Company's accounting policy, revenue from the sales of concentrate from a pilot-mining program prior to the commencement of commercial production is recorded as a reduction of related costs and deferred exploration expenses and, therefore, does not appear in the Consolidated Statements of Operations and Deficit.

1.6 Results of Operations

Corporate

During the quarter, the Company moved its corporate head office in Montreal in order to facilitate overall operations and provide sufficient working space. During the first quarter ended March 31, 2007, the Company incurred a loss of $1,423,231 ($0.01 per share) compared with a loss of $490,467 (<$0.01 per share) for the three-month period ended March 31, 2006.

The important increase over the same period in 2006 is due to the change in accounting principles related to financial instruments. During the quarter, the Company recorded a loss on change in value of financial instruments of $1,282,415 related to final settlement billings and provision change in value. Prior to January 1, 2007, any value changes at final settlement billing stage or final settlement provision revaluation were recorded as a sales adjustment. As the Company is applying sales of concentrate against the costs of exploration before commencement of commercial production, those changes did not have any affect on the results of operations.

Administrative expenses amounted to $242,601 compared with $127,682 for the three-month period ended March 31, 2006. This increase is explained by increased salaries and personnel, increased office expenses relating to the moving of premises, network and communication project expenses, increased tax on capital provision and travel expenses.

The loss includes a stock-based compensation non cash cost of $41,994 relating to the accounting cost of options vested during the period ($496,456 in 2006). During the period, only 40,000 options were granted compared with 2,700,000 in the same period last year.

The Company continued to be very active in promoting its activities and meeting with financial institutions throughout Canada and started activities in the United States, mainly New York and Boston. It participated in the PDAC International Mining Convention held in Toronto in March 2007 and will continue to be active in that area throughout the year. The investor relations and corporate development expenses amounted to $99,607 during the quarter, a $26,273 increase from last year.

All other corporate costs are consistent with last year's expenses and budget.

During the quarter, revenues from sales of concentrate from the pilot-mining program at Bolivar amounted to $5.7 million. The program generated an operating cash flow of approximately $1.4 million, which was used for exploration and capital expenditures as well as property payments.

Results of the pilot-mining program at Bolivar

In the first quarter ended March 31, 2007, the Company processed 30,014 DMT of material averaging grades of 6.77% Zn and 1.34% Cu, and produced 2,987 DMT of zinc concentrate and 1,172 DMT of copper concentrate for a total estimated production value of $6.1 million (US$5.2 million) compared with $6.1 million (US$5.3 million) in the first quarter of 2006. Total sales amounted to $5.7 million compared with $5.6 million in the same period of 2006. Operating cash costs amounted to $4.5 million (US$3.8 million) compared with $2.75 million (US$2.4 million) in the same quarter of 2006. The increase in costs is attributable mainly to an increased tonnage of material transported from the Bolivar site to Malpaso and new circuit start-up costs.

The grades obtained in the first quarter were below the forecast grades of 7.5% for Zn and 1.5% for Cu and below the grades from the same period of 2006 of respectively of 16.3% and 2.9% as the Company had entered at that period a very high grade zone and wanted to benefit from high metal prices to increase its cash position.

The Company is continuing to develop access to mineralization and has therefore processed, during the quarter, lower grade development material. The pilot-mining program is very sensitive to grades and metal prices. The Company is following closely the average *in situ* value of material in order to ensure the appropriateness of transporting lower grade material. Management is looking at procedures to reduce the volume of material transported, by screening out lower grade material on site in order to avoid dilution of material.

Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. The total sale is provisionally priced and ninety percent of the sale's estimated value is billed at the date of the shipment, with the remaining final settlement billing done at the confirmed quotation date. Payment is normally received within 48 to 72 hours after billing is sent to the client.

1.7 SUMMARY OF QUARTERLY RESULTS

Quarter ended	Loss $	Loss per share $
March 31, 2007	1,423,231	0.01
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	< 0.01
June 30, 2005	337,432	< 0.01

1.8 LIQUIDITY

As at March 31, 2007, the Company has a working capital of $22,612,768 including $16,274,172 in cash and cash equivalents compared with $27,735,607 as at December 31, 2006, including $19,704,587 in cash and cash equivalents. This level of working capital is adequate to support the current level of operations and the exploration program for 2007.

As at March 31, 2007, sales tax and other receivables amount to $3,254,632 ($3,981,826 as at December 31, 2006) and are mostly comprised of Mexican recoverable input tax credits. The Company is still facing delays in recovering the IVA (local sales tax) mostly from 2005. As at March 31, 2007, no allowance has been taken with respect to any of the amounts receivable.

Receivables of $927,697 ($3,347,046 as at December 31, 2006) include a negative provision for final settlement billings of ($261,764) due the decrease in price of metal in the first quarter which impacted on the final settlement provision estimate as at March 31, 2007 ($1,778,363 as at December 31, 2006). The actual final billing could be higher or lower depending on the fluctuation of commodity prices.

Accounts payable and accrued liabilities amount to $1,352,900 ($830,978 as at December 31, 2006) and are mainly comprised of current usual business transaction balances. A provision in the amount of $50,000 for leasehold improvement has been recorded in the waiting of final invoice.

1.9 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES

The availability of funds is partially dependent on capital markets. The Company's main sources of financing are the issuance of equity shares and the sales of concentrate from the ongoing pilot-mining program at the Bolivar mine.

During the three-month period ended March 31, 2007, the Company did not complete any private placement. An amount of $218,000 was raised from the exercise of 374,750 stock purchase options.

The pilot-mining program generated sales of $5.7 million and cash flow of $1.6 million of which positive cash flow was used in the development of the Bolivar property and to fund its exploration program.

During the quarter, the Company invested $2.8 million in capital expenditures including $2.7 million in machinery and equipment.

1.10 FINANCIAL COMMITMENTS

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used;

- A five-year lease for office premises at an annual rent of $60,000; and

- In order to exercise its various options on the mining properties, the Company would have to make the following payments:

Year	Amount US$
Remaining 2007	2,535,000
2008	2,250,000
2009	2,562,500

1.11 OFF-BALANCE

The Company did not enter into any off-balance sheet arrangement.

1.12 RELATED PARTY TRANSACTIONS

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and are recorded at their exchange value.

1.13 NEW ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Financial Instruments – Comprehensive Income

Effective January 1, 2007, Dia Bras Exploration Inc. adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting related to Financial Instruments Section 1530, "Comprehensive Income", Section 3251 "Equity", and Section 3855 "Financial Instruments-Recognition and Measurement".

Section 1530 "Comprehensive Income"

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income.

Section 3855 "Financial Instruments-Recognition and Measurement"

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Sales of concentrate: Effective January 1, 2007, final settlement billings adjustments are recorded in the Consolidated Statements of Operations and Deficit instead of an adjustment to sales of concentrate which before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses.

Variation of the value of provision for final settlement due to commodity prices and exchange rate changes are also recorded in the Consolidated Statements of Operations and Deficit.

1.14 CRITICAL ACCOUNTING POLICIES

Financial Instruments-Recognition and Measurement

Refer to section 1.13 above.

This represents a critical accounting policy since it will have an impact on the consolidated financial statements, as the embedded derivative included in the sales agreement for concentrate will need to be recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations and Deficit. Prior to January 1, 2007, change in value at final settlement billing was recorded as an adjustment to sales and therefore as a reduction of the related deferred exploration expenses in accordance with the Company accounting policy.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations and Deficit.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than at the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

The development of the mine and the construction of the on-site mill are planned to commence in mid-2008 after reception of a bankable feasibility study to be commissioned in 2007.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

1.15 <u>Financial Instruments and Other</u>

The Company does not use financial or other instruments.

1.16 Risk and Uncertainties

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Land title

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrate through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.17 Outlook

The Company will continue its exploration program on both the Bolivar and Cusi projects which will include a 50,000-metre drilling campaign (25,000 on each project), data compilation, surface and underground geological mapping, and geochemical sampling. Additional results should be obtained and disclosed in the upcoming quarter.

Bulk sampling analysis of Cusi project material has just begun and will amplify in the next few weeks.

The Company will continue to face challenges such as the understanding of the different geological structures and wide exploration surface at Cusi.

The Company will work to obtain results for a feasibility study at Bolivar to confirm the decision to construct a mill on site and to prepare for development and the necessary infrastructures that will enable commercial production to commence in late 2008 or early 2009.

The objectives for 2007 are as follows:

- Pursue exploration programs around the Bolivar region and at the Cusi camp projects with the objective of testing expected potential and perhaps make a major discovery;
- Drill 50,000 metres of exploration diamond holes, 25,000 metres at Bolivar and 25,000 metres at Cusi;
- Bolivar pilot-mining program - Mine and process 129,000 DMT of material averaging 7.5% Zn and 1.5% Cu;
- Complete a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized mill on site; and
- Initiate a bulk-sampling program and eventual pilot-mining activity at Cusi, and begin to produce and sell silver concentrate.

1.18 Changes in Internal Controls over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that have occurred during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

1.19 OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) **NATIONAL INSTRUMENT 51-102 - SECTION 5.3**

Analysis of costs and deferred exploration expenses

	Bolivar $	Cusi $	Promontorio $	For the three-month period ended March 31, 2007 Total $	For the year ended December 31, 2006 Total $
Balance - Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	44,140	-	-	44,140	3,491,849
Sampling	45,275	133,027	-	178,302	393,403
Geology consulting and management	255,469	278,770	-	534,239	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	861,307	1,302,209	-	2,163,516	5,863,818
Pilot milling	1,440,774	-	-	1,440,774	3,538,455
Supervision and local administrative costs	134,844	73,092	-	207,936	1,341,295
Transportation costs	2,576,020	73,007	-	2,649,027	6,969,213
Roads	-	26,069	-	26,069	15,993
Camp costs and food	516,119	165,936	-	682,055	1,430,355
Capitalized amortization of exploration buildings and equipment	576,912	138,908	-	715,820	1,686,739
Stock-based compensation costs	12,037	4,110	-	16,147	1,001,173
	6,462,897	2,195,128	-	8,658,025	27,100,988
Write-off of mining assets - Costs and deferred exploration expenses					(147,635)
Sales of concentrate	(5,696,533)	-	-	(5,696,533)	(35,588,838)
	766,364	2,195,128	-	2,961,492	(8,635,485)
Transfer to (from) excess cost recovery - pilot mining	(722,224)	-	-	(722,224)	6,770,293
	44,140	2,195,128	-	2,239,268	(1,865,192)
Balance - End of period	3,329,932	9,383,561	1,197,930	13,911,423	11,672,155

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of outstanding securities as at May 30, 2007

Common shares: 110,288,655

Warrants: nil

Compensation options: (Each compensation option entitles its holder to purchase one common share of the Company at the price of $1.00 until August 16, 2007): 871,500

Options outstanding: 9,949,583

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
500,000	0.75	February 2010
1,453,333	0.30	September 2010
125,000	0.22	September 2010
2,606,250	0.40	February 2011
1,920,000	0.90	September 2011
40,000	0.98	January 2012
1,775,000	1.10	April 2012

Corporate Information

Corporate Head Office

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

Ticker symbol

TSX Venture Exchange TSX
Symbol: DIB

Auditors

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

Registrar and Transfer Agent

Computershare Trust Company of Canada

Investor Relations consultant

Nicole Blanchard
Managing Partner
Sun International Communications

Tel.: (450) 627-6600
E-mail: nicole.blanchard@suncomm.com

Investor relations

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

Website

www.diabras.com

Board of Directors

Thomas L. Robyn
Executive Chairman

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

Officers

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M.Sc.
President and Chief Executive Officer

André St-Michel, Eng., M.Sc.
Executive Vice-President

François Auclair
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

File No. 82-34990

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

Interim Consolidated Financial Statements

First Quarter ended March 31, 2007

(UNAUDITED)

Dia Bras Exploration Inc.

Consolidated Balance Sheets (unaudited)

	As at March 31, 2007 $	As at December 31, 2006 $
Assets		
Current assets		
Cash and cash equivalents	16,274,172	19,704,587
Receivables (note 4)	927,697	3,347,046
Sales tax and other receivables	3,254,632	3,981,826
Inventories from pilot-mining program (note 5)	696,648	471,981
Temporary investment (note 6)	850,000	340,000
Prepaid expenses	10,168	20,168
Future income tax assets	2,102,776	758,402
	24,116,093	28,624,010
Mining assets (note 7)	28,519,322	24,126,921
Property, plant and equipment	145,998	-
Deferred costs – Advance on royalty payment	-	-
	52,781,413	52,750,931
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,352,900	830,978
Income taxes payable (note 12)	150,425	57,425
	1,503,325	888,403
Excess cost recovery – pilot mining (note 7 (a) (i))	6,048,069	6,770,293
Future income tax liabilities (note 12)	1,613,139	727,765
	9,164,533	8,386,461
Shareholders' Equity		
Share capital (note 8)	51,646,678	51,308,067
Warrants and compensation options (note 9)	193,603	193,603
Contributed surplus (note 11)	6,527,753	6,590,223
Deficit	(14,751,154)	(13,727,423)
	43,616,880	44,364,470
	52,781,413	52,750,931

Commitments and Contingency (notes 16 and 17)

Approved by the Board of Directors

(s) Thomas L. Robyn Director (s) Philip Renaud

Dia Bras Exploration Inc.

Consolidated Statements of Operations and Deficit (unaudited)

	For the three-month period ended March 31, 2007 $	For the three-month period ended March 31, 2006 $
Income		
Interest income and other	109,892	18,875
Gain on disposal of temporary investment (note 6)	-	152,800
Change in value of temporary investment (note 6)	110,500	-
	220,392	171,675
Expenses		
Administrative expenses	242,601	127,682
Professional and consulting fees	84,112	83,607
Information to shareholders and trustee fees	90,932	73,334
Investor relations and corporate development	99,607	61,610
Stock-based compensation costs (note 10)	41,994	234,685
Interest expenses	14,764	11,504
Amortization of property, plant and equipment	7,191	-
Loss on variation of commodity market prices	1,282,415	-
Loss on currency exchange	146,007	69,720
	2,009,623	662,142
Loss before income taxes for the period	(1,789,231)	(490,467)
Future income taxes provision (recovery) (note 12)		
Current	93,000	-
Future	(459,000)	(110,600)
	(366,000)	(110,600)
Loss for the period	(1,423,231)	(379,867)
Deficit – Beginning of period	(13,727,423)	(10,605,248)
Change in accounting policy related to financial instruments	399,500	-
Restated balance – beginning of period	(13,327,923)	(10,605,248)
Deficit – End of period	(14,751,154)	(10,985,115)
Basic and diluted loss per share	0,01	0,01
Basic and diluted weighted average number of outstanding shares	109,663,346	81,739,639

Dia Bras Exploration Inc.
Consolidated Statement of Comprehensive Income

	For the three-month period ended March 31, 2007 $
Net loss	(1,423,231)
No other comprehensive income components	-
Comprehensive loss	(1,423,231)

Dia Bras Exploration Inc.

Consolidated Statements of Cash Flows (unaudited)

	For the three-month period ended March 31, 2007 $	For the three-month period ended March 31, 2006 $
Cash flows from		
Operating activities		
Loss for the period	(1,423,231)	(379,867)
Adjustments for		
Future income taxes (note 12)	(459,000)	(110,600)
Gain on disposal of temporary investment (note 6)	-	(152,800)
Stock-based compensation costs (note 10)	41,994	234,685
Change in value of temporary investment (note 6)	(110,500)	-
Amortization of property, plant and equipment	7,191	-
Loss on variation of commodity market prices	1,282,415	-
Loss (gain) on currency exchange	146,007	(3,724)
	(515,124)	(412,306)
Changes in non-cash working capital items (note 14)	1,364,488	(326,912)
	849,364	(739,218)
Financing activities		
Payment of obligation related to assets under capital lease	-	(20,173)
Issuance of share capital	218,000	-
	218,000	13,764
Investing activities		
Increase in mining assets	(9,698,695)	(4,836,777)
Sales of concentrate	5,354,105	5,798,281
Purchase of short-term deposits	-	(10,000)
Acquisition of temporary investment (note 6 (c))	-	(260,000)
Disposal of temporary investment (note 6 (c))	-	412,842
Acquisition of property, plant and equipment	(153,189)	-
	(4,497,779)	1,104,346
Increase in cash and cash equivalents during the period	(3,430,415)	378,892
Cash and cash equivalents – Beginning of period	19,704,587	3,541,961
Cash and cash equivalents – End of period	16,274,172	3,920,853

1 Nature of operations

Dia Bras Exploration Inc. (the "Company"), an exploration-stage company, was incorporated under the *Canada Business Corporations Act* on April 11, 1996.

The Company has mining rights and options to acquire interests in mining properties located in the State of Chihuahua, Mexico, which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

In 2005, the Company began a pilot-mining program at the Bolivar Mine property in order to gather information and data in view of a pre-feasibility study. However, the Company has not yet reached the commercial production stage.

In accordance with industry standards for properties at that stage of exploration, the Company has taken reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects.

2 Interim financial information and basis of consolidation

Interim financial information

These interim consolidated financial statements for the three-month period ended March 31, 2007, have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. Therefore, these statements should be read in conjunction with the December 31, 2006 audited financial statements.

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S. de R.L. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V., and Nichromex S. de R.L. de C.V.

Asesores Administrativos y Recursos Humanos S. de R.L. de C.V. and Compañia Minera Metalúrgica Malpaso S. de R.L. de M.I. are consolidated in the accounts of the Company as they are variable interest entities ("VIE") and the Company is the primary beneficiary of these two entities.

3 New accounting standards

Financial Instruments – Comprehensive income

Effective January 1, 2007, Dia Bras Exploration Inc. adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting, related to Financial Instruments Section 1530, "Comprehensive income", Section 3251 "Equity", and Section 3855 "Financial instruments-Recognition and Measurement".

Section 1530 "Comprehensive Income"
Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income.

Section 3855 "Financial Instruments-Recognition and Measurement"
One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Sales of concentrate: Effective January 1, 2007 final settlement billings adjustments are recorded in the Consolidated Statements of Operations and Deficit instead of an adjustment to sales of concentrate which before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses.

Variation in the value of the provision for final settlement due to commodity prices and exchange rate changes are also recorded in the Consolidated Statements of Operations and Deficit.

Impact
On January 1, 2007 these changes in accounting policies required the following adjustments:

	Balance December 31, 2006 $	Adjustments $	Balance January 1, 2007 $
Temporary investment (held for trading)	340,000	399,500	739,500

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, mining asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and interest-bearing, short-term liquid investments repurchasable at all times without penalties.

Inventories from pilot mining

Inventories from pilot mining consist of material and concentrate located at the plant and are recorded at the lower of cost and net realizable value.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrate from the pilot mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations and Deficit.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

4 Receivables

The Company's receivables are detailed as follows:

	As at March 31, 2007 $	As at December 31, 2006 $
Receivables from pilot mining	1,189,461	1,568,683
Provision for final settlement [i]	(261,764)	1,778,363
	927,697	3,347,046

[i] The provision for final settlement represents the estimated amount which would be recovered or paid back as at March 31, 2007 on shipments of concentrate for which the Company received provisional payments of approximately 90% of the shipment value at the date of shipment. As at March 31, 2007, shipments which had not reached the final settlement stage comprised approximately 7,875 tonnes of zinc concentrate and 3,068 tonnes of copper concentrate (7,430 tonnes and 4,090 tonnes, respectively, as at December 31, 2006). Final settlement value will be determined at the fixed quotation date.

5 Inventories from pilot-mining program

	As at March 31, 2007 $	As at December 31, 2006 $
Material	10,262	10,928
Concentrate	686,386	461,053
	696,648	471,981

6 Temporary investment

	As at March 31, 2007 $	As at Dcember 31, 2006 $
Pershimco Resources Inc. ("Pershimco")		
850,000 common shares (a) – at quoted market value (December 31, 2006 – at cost)	569,500	306,000
850,000 warrants (b) exercisable at $0.40 each until November 2007– Fair value (December 31, 2006 at cost)	280,500	34,000
	850,000	340,000

(a) The Company has elected to consider its investment in common shares of Pershimco Resources Inc. as held for trading. Under this classification, any change in value between balance sheet dates is recorded in the Consolidated Statements of Operations and Deficit.

(b) The Warrants held by the Company represent derivative instruments and are recorded for at fair value. Any change in fair value between balance sheet dates is recorded in the Consolidated Statements of Operations and Deficit.

(c) As at December 31, 2005, the Company owned 166 common shares and 666,666 warrants, exercisable at a price of $0.39 per warrant, of Ecu Silver Mining Inc. During the three-month period ended March 31, 2006, the company exercised all the warrants for $260,000 and disposed of all the shares for a total consideration of $412,842. The Company realized a gain on disposal of $152,800.

The estimated fair value of each warrant was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

Pershimco warrants	For the three-month period ended March 31, 2007
Estimated volatility	98,0%
Risk-free interest rate	3,99%
Expected life of warrants	7,5 months
Related common share price	$0,67
Warrant exercise price	$0,40

Changes in the temporary investment value during the period were as follows:

	Common shares $	Warrants $	Total $
Balance at beginning of the period	306,000	34,000	340,000
Restatement of opening balance due to Change in accounting standard	195,500	204,000	399,500
Restated balance at beginning of period	501,500	238,000	739,500
Increase in value during the period	68,000	42,500	110,500
Balance – end of period	569,500	280,500	850,000

7 Mining assets

	As at March 31, 2007 $	As at December 31, 2006 $
Costs and deferred exploration expenses (a)	13,911,423	11,672,155
Land, exploration buildings and equipment (b)	12,430,829	10,446,092
Supplies inventory	1,656,801	1,366,801
Deposits on mining assets	520,269	641,873
	28,519,322	24,126,921

(c) Cost and deferred exploration expenses

	Costs		Deferred exploration expenses		Total	
	As at March 31, 2007 $	As at December 31, 2006 $	As at March 31, 2007 $	As at December 31, 2006 $	As at March 31, 2007 $	As at December 31, 2006 $
Mexico (State of Chihuahua)						
Bolivar projects (options)						
Bolivar Mine* (i) (note 17)	-	-	-	-	-	-
Piedras Verdes (ii)	313,102	313,102	2,073,771	2,073,771	2,386,873	2,386,873
San José (iii)	185,428	141,288	271,504	271,504	456,932	412,792
Mezquital	27,299	27,299	99,105	99,105	126,404	126,404
La Cascada	10,110	10,110	133,577	133,577	143,687	143,687
Val	2,684	2,684	100,928	100,928	103,612	103,612
Other	68,860	68,860	43,564	43,564	112,424	112,424
Promontorio projects (options)						
Promontorio and Hidalgo (iv)	249,425	249,425	948,505	948,505	1,197,930	1,197,930
El Magistral (v)	-	-	-	-	-	-
Cusi projects (vii)						
India – Marisa (a)	239,997	239,997	1,705,650	1,667,335	1,945,647	2,002,617
Holguin – San Juan (b)	1,463,823	1,463,823	-	-	1,463,823	1,368,538
San Miguel – La Bamba (c) (option)	221,285	221,285	2,010,543	1,204,497	2,231,828	1,425,782
Mineria Cusi – Santa Edwiges/San Nicolas (d) (option)	1,127,048	1,127,048	2,605,511	1,254,744	3,732,559	2,381,792
DBM	4,269	4,269	5,435	5,435	9,704	9,704
	3,913,330	3,869,190	9,998,093	7,802,965	13,911,423	11,672,155

	Costs		Deferred exploration expenses		Total	
	As at March 31, 2007 $	As at December 31, 2006 $	As at March 31, 2007 $	As at December 31 2006 $	As at March 31, 2007 $	As at December 31 2006 $
***Bolivar Mine**						
Costs and deferred exploration expenses	1,630,929	1,630,929	39,168,775	32,750,018	40,799,704	34,380,947
Less: Accumulated sales of concentrate	(1,630,929)	(1,630,929)	(45,216,844)	(39,520,311)	(46,847,773)	(41,151,240)
	-	-	(6,048,069)	(6,770,293)	(6,048,069)	(6,770,293)
Less: Transfer to excess cost recovery – pilot mining	-	-	6,048,069	6,770,293	6,048,069	6,770,293
	-	-	-	-	-	-

(i) Bolivar Mine

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar Mine property (Bolivar III and Bolivar IV). The agreement provides for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000 payable over a two-year period. The remaining payment of $187,363[(1)] (US$162,500) has yet to be made.

During the three-month period ended March 31, 2007, the Company continued its pilot-mining program on the Bolivar Mine property. During that period, the Company sold zinc and copper concentrate in the amount of $5,696,533 (for the three-month period ended March 31, 2006 – $6,129,281). In accordance with the Company's accounting policy, the income from sales of concentrate prior to the commencement of commercial production is accounted for as a reduction of related costs and deferred exploration expenses. Consequently, the $6,048,069 (as at December 31, 2006 – $6,070,293) excess cost and deferred accumulated exploration expense recovery on the Bolivar Mine property is shown as a long-term liability on the Consolidated Balance Sheets.

(ii) Piedras Verdes

During the year ended March 31, 2004, the Company entered into an option agreement to acquire a 100% interest in the Piedras Verdes property for a cash consideration of US$200,000 payable over a two-year period. The remaining payment of $23,060[1] (US$20,000) will be made at the time of transfer of the property titles.

(iii) Santa María and San José projects

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") to acquire a cumulative interest of up to 100% in the Santa María and San José, silver and base metal properties by incurring exploration expenditures of US$4,000,000.

The remaining payments for the San José project, as at March 31, 2007, are as follows:

	Equivalent in C$	Payments in US$
July 2007	43,238[1]	37,500
January 2008	43,238[1]	37,500

Starting July 2008, the Company will pay a yearly advance royalty payment of $72,063[1] (US$62,500).

(iv) Promontorio and Hidalgo properties

In May 2004, the Company entered into a purchase option agreement whereby it could earn a 100% interest in the Promontorio and Hidalgo properties by paying the vendors a total of US$3,000,000. The remaining payments are as follows:

	Equivalent in C$	Payments in US$
June 2007	172,950[1]	150,000
June 2008	172,950[1]	150,000
June 2009	2,882,500[1]	2,500,000

(v) El Magistral

In November 2004, the Company entered into a purchase option agreement whereby the Company could purchase a 100% interest in the El Magistral property for the sum of US$1,000,000, payable over a five-year period, including US$50,000 at the signing of the agreement.

In 2006, the Company decided to abandon the project and therefore did not make the November 2006 payment of US$75,000. Consequently, the Company wrote off the accumulated costs incurred of $147,635.

(vi) El Cumbre

All costs and deferred exploration expenses allocated to this project amounting to $154,436 were written off during the nine-month period ended December 31, 2005.

ii) Cusi Project

In May and June, 2006, the Company staked ground and entered into agreements in order to earn interest in more than 7,500 hectares of contiguous property (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic ("Cusi") silver district in Chihuahua State, Mexico, located within 40 kilometres of the Company's Malpaso mill, as follows:

(a) On May 2, 2006, the Company entered into a purchase agreement with Hector Sanchez Villalobos and Carmen Saenz Rodriguez ("Villalobos and Rodriguez") to acquire a property covering 21.08 hectares for a cash payment of US$100,000 and the issue by the Company of 200,000 common shares of the Company at a price of $0.64 per share for a total of $128,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The property is subject to a 1.5% NSR of up to a maximum of $1,729,500(1) (US$1,500,000) in favour of Villalobos and Rodriguez with a $1,153,000(1) (US$1,000,000) buy-back option.

(b) On May 30, 2006, the Company entered into a purchase agreement with Manuel Holguin Aragonez ("Holguin") to acquire properties covering 1,676 hectares for an aggregate cash payment of US$740,000, and the issuance by the Company of 1,000,000 common shares of the Company at a price of $0.64 per share for a total of $640,000. The portion of the transaction payable in shares has been recorded at the fair value of the common shares issued, based on their quoted market value at the date of the transaction. The properties are subject to a 1.5% NSR of up to a maximum of $1,729,500(1) (US$1,500,000) in favour of Holguin. The NSR can be purchased for $1,153,000(1) (US$1,000,000). As at March 31, 2007, an amount of $190,245(1) (US$165,000) remains to be paid.

(c) On May 31, 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco") pursuant to which the Company could earn up to a 70% interest in the San Miguel-La Bamba property covering 36 hectares located in the Cusi District owned by Pershimco by making a cash payment of US$200,000 and fulfilling work commitments as follows:

Equivalent in C$	Work commitment in US$	Cumulative interest earned %	Period
1,729,500[1]	1,500,000	50	until May 31, 2007
2,882,500[1]	2,500,000	20	until November 30, 2008
4,612,000	4,000,000	70	

The property is subject to a 2% NSR of which 1% may be bought back for $1,153,000[1] (US$1,000,000).

(d) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several properties (883 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of $12.68[1] (US$11.00) per ounce or 3% NSR if the price of silver exceeds $12.68[1] (US$11.00) per ounce. The royalty is in favour of Minera Cusi. The Company may withdraw from its option agreement under the proposed acquisition, over the three-year period, by simple notice to Minera Cusi and the forfeiture of payments.

Remaining option payments are as follows:

	Equivalent in C$	Payments in US$
August 2007	2,306,000[1]	2,000,000
August 2008	2,306,000[1]	2,000,000

[1] Converted at the rate of exchange in effect on March 31, 2007

(b) Exploration building and equipment

	As at March 31, 2007		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Land	273,813		273,813
Building			
Plant	1,677,595	259,814	1,417,781
Camp	397,346	96,647	300,699
Machinery and equipment	9,919,958	1,942,881	7,977,077
Computers and office furniture	602,125	248,031	354,094
Rolling stock	3,129,929	1,022,564	2,107,365
	16,000,766	3,569,937	12,430,829

	As at December 31, 2006		
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Land	67,539	-	67,539
Buildings			
Plant	1,512,348	220,582	1,291,766
Camp	397,346	89,721	307,625
Machinery and equipment	7,781,876	1,478,437	6,303,439
Computers and office furniture	547,618	207,382	340,236
Rolling stock	2,993,482	857,995	2,135,487
	13,300,209	2,854,117	10,446,092

8 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

	For the three-month period ended March 31, 2007		For the year ended December 31, 2006	
	Number of shares	Amount $	Number of shares	Amount $
Balance – Beginning of period	109,550,905	51,308,067	81,724,769	26,921,601
Issued and paid in cash (i)	-	-	14,950,000	10,465,000
Issued for the acquisition of mining assets (note 7 (vii) (a) (b))	-	-	1,200,000	768,000
Issued following exercise of warrants ((ii) and note 9)	-	-	11,423,219	13,022,470
Issued following exercise of stock options (notes 10 and 11)	374,750	338,611	252,917	130,996
Balance – End of period	109,925,655	51,646,678	109,550,905	51,308,067

(i) On August 17, 2006, the Company closed an offering on a bought-deal basis of 13,000,000 common shares at a price of $0.70 per common share, for gross proceeds of $9,100,000. The underwriters for the offering also exercised their over-allotment options to purchase an additional 1,950,000 common shares at $0.70 per common share for additional gross proceeds of $1,365,000, raising the total gross proceeds of the offering to $10,465,000.

As a commission, the Company paid a cash consideration of $732,550 and issued to the agent 1,046,500 compensation options evaluated at $193,603 (note 9). This amount is included in share and warrant issue expenses in the Consolidated Statements of Operations and Deficit under share and warrant issue expenses. The compensation options entitle the holder to subscribe for the same number of common shares at a price of $1.00 per share until August 16, 2007.

The fair value of the compensation options was estimated using the Black-Scholes model based on the following assumptions:

Dividend yield	0%
Volatility	87.83%
Risk-free interest rate	4.33%
Expected life	1 year

As a result, the fair value of the compensation option was estimated at $193,603.

(ii) In November 2006, 11,423,219 warrants were exercised at the price of $0.90, for a total cash consideration of $10,280,897, including 1,100,067 warrants by directors and officers of the Company or company controlled by a director or officer of the Company for a total amount of $990,060. Consequently, the Company issued 11,423,219 common shares.

9 Warrants and compensation options

Changes in the Company's outstanding common share purchase warrants were as follows:

	For the three months ended March 31, 2007			For the year ended December 31, 2006		
	Number of warrants	Number of compensation options	Amount $	Number of warrants	Number of compensation options	Amount $
Balance – Beginning of period	-	1,046,500	193,603	12,002,068	-	2,880,496
Issued (note 8 (i) (a))	-	-	-	-	1,046,500	193,603
Exercised (note 8 (ii))	-	-	-	(11,423,219)	-	(2,741,573)
Expired (note 11)	-	-	-	(578,849)	-	(138,923)
Balance – End of period	-	1,046,500	193,603	-	1,046,500	193,603

Outstanding compensation options, entitling their holders to subscribe to an equivalent number of common shares, were as follows as of March 31, 2007:

Exercise price $	Number of compensation options	Expiry date
1.00	1,046,500	August 16, 2007

10 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As of March 31, 2007, the Plan provides that: i) the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 10,900,000 (as of December 31, 2006 – 9,700,000) common shares, and ii) that the maximum number of common shares that may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant (note 18).

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. All options granted before September 2006 have a vesting period of 18 months: 25% at the date of grant and 12.5% in each of the following six quarters. Beginning September 2006, options granted are entirely vested at the date of grant.

On March 6, 2007, the Board of Directors approved an increase in the number of common shares reserved for issuance under the Company's stock option plan from 9,700,000 to 10,900,000. The number of common shares reserved represents approximately 10% of the number of shares issued and outstanding.

A summary of changes in the Company's stock options outstanding is presented below:

	For the three-month period ended March 31, 2007		For the year ended December 31, 2006	
	Number of options	**Average exercise price $**	**Number of options**	**Average exercise price $**
Beginning of period	8,957,333	0.60	4,786,250	0.59
Granted	40,000	0.98	4,700,000	0.61
Exercised (note 8)	(374,750)	0.39	(252,917)	0.33
Expired or cancelled	(260,000)	1.14	(276,000)	0.72
End of period	8,362,583	0.60	8,957,333	0.60

A summary of options outstanding and exercisable as at March 31, 2007 is presented below:

	Number of options		
Exercise Price $	**Outstanding**	**Exercisable**	**Expiry date**
0.85	715,000	715,000	October 2008
0.75	983,000	983,000	August 2009
0.75	500,000	500,000	February 2010
0.30	1,463,333	1,463,333	September 2010
0.22	125,000	125,000	September 2010
0.40	2,616,250	1,962,188	February 2011
0.90	1,920,000	1,920,000	September 2011
0.98	40,000	40,000	January 2012
	8,362,583	7,708,521	

Total stock-based compensation costs for the three-month period ended March 31, 2007 amount to $58,141 (note 11) (for the three-month period ended March 31, 2006 – $463,531), including $16,147 (for the three-month period ended March 31, 2006 – $228,846) capitalized to mining assets as part of the Chihuahua project costs on the basis that the options were granted to officers and consultants involved exclusively in the exploration program in Mexico. The balance of $41,994 (for the three-month period ended March 31, 2006 – $234,685) was recorded in the Consolidated Statements of Operations and Deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the three-month period ended March 31, 2007	**For the three-month period ended March 31, 2006**
Average dividend per share	Nil	Nil
Estimated volatility	98%	98%
Risk-free interest rate	4.06%	4.06%
Expected life of options granted	4 years	4 years
Options granted which exercice price equals the market price of the stock on the grant date:		
Estimated faire value of option	0.68	0.40
Exercice price	0.98	0.28

11 Contributed surplus

	For the three-month period ended March 31, 2007 $	For the year ended December 31, 2006 $
Balance – Beginning of period	6,590,223	4,802,240
Stock-based compensation costs (note 10)	58,141	1,696,019
Exercise of options (note 8)	(120,611)	(46,959)
Warrants expired (note 9)	-	138,923
Balance – End of period	6,527,753	6,590,223

12 Income taxes

The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

	For the three-month period ended March 31, 2007 $	For the three-month period ended March 31, 2006 $
Loss before income taxes	(1,789,231)	-
Combined federal and provincial income tax benefit at 32% (32% in 2006)	(572,554)	(156,437)
Income tax rate differential in Mexico	55,362	2,117
Stock-based compensation costs	13,522	75,146
Increase in temporary investment	(35,360)	-
Non-taxable portion of capital gain	-	(24,463)
Decrease (increase) in the valuation allowance	153,000	95,700
Foreign exchange gain (loss) taxable (deductible) in Mexico	(42,092)	(156,041)
Inflation taxable on net financial liabilities in Mexico	72,347	40,263
Permanent difference		
Inflation on tax losses	(2,046)	-
Non-deductible items in Mexico	10,918	19,442
Increase in taxable loss	(18,340)	-
Other	(757)	(6,327)
	(366,000)	(110,600)

13 Asset retirement obligations

As at March 31, 2007, based on its review of the status of its operations under the current Mexican environmental legislation, the Company determined it does not carry any asset retirement obligation and, therefore, has not recognised such an obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

14 Statements of cash flows

(a) The changes in non-cash working capital items are as follows:

	For the three-month period ended March 31, 2007 $	For the three-month period ended March 31, 2006 $
Sales tax and other receivables	727,194	(384,676)
Inventories from pilot-mining program	(224,667)	113,275
Prepaid expenses	10,000	19,048
Accounts payable and accrued liabilities	758,961	(29,559)
Income taxes payable	93,000	(45,000)
	1,364,488	(326,912)

(b) Additional information – non-cash transactions

Issuance of shares for mining property	-	-
Stock-based compensation costs capitalized into mining assets (note 10)	16,147	228,846
Additions of mining assets included in accounts payable and accrued liabilities	237,039	393,003
Increase of accounts receivable included in sales of concentrate	2,419,349	331,000
Capitalized amortization of exploration building and equipment	715,820	322,374

(c) Interest and income taxes

Interest paid	14,764	11,504
Income taxes paid	-	45,000

15 Related party transactions

During the three-month period ended March 31, 2007, companies controlled by officers of the Company charged consulting fees amounting to $124,888 (for the three-month period ended March 31, 2006 – $127,621), including $66,000 capitalized to deferred exploration costs (for the three-month period ended March 31, 2006 – $83,019). As at March 31, 2007, the balance due to these companies amounted to $8,033 (as at March 31, 2006 – $18,666).

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

16 Commitments

In February 2004, the Company and two other companies jointly signed a five-year lease for office premises. The annual rent is approximately $150,000 which is divided on a pro rata basis among the three companies. The Company's annual gross commitment is approximately $50,000.

In December 2006, the Company signed a five-year lease for office premises. The annual rent is approximately $60,000.

17 Contingency

In 2005, legal proceedings were filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana S. de R.L. de C.V. ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of the Bolivar Mine property entered into between DBM and Mr. Javier Octavio Bencomo Munoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defence was filed. Management cannot predict the outcome of these proceedings. Management is confident that the results of the proceedings will have no adverse material effect on the Company.

18 Subsequent events

On April 3, 2007, the Board granted a total of 1,775,000 options to purchase common shares of the Company to its directors, officers and employees. The options are exercisable at any time at a price of $1.10 until April 3, 2012.

19 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

File No. 82-34990

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the first quarter ended March 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") follows rule 51-102A of Canadian Securities Administrator regarding continuous disclosure for reporting issuers. It is a complement and supplement to the unaudited consolidated financial statements for the three-month period ended March 31, 2007 and should be read in conjunction with those statements. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

1.1 DATE OF MD&A

The MD&A for the quarter ended March 31, 2007 is as of May 30, 2007.

1.2 FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

1.3 Q1- 2007 HIGHLIGHTS

- The Company hires new Vice-President, Exploration, and launches 2007 exploration program at Bolivar and Cusi projects;
- The Company launches a 50,000-metre drilling programme, 25,000 metres on each of the Bolivar and Cusi projects;
- The Company meets work commitment at La Bamba /San Miguel (Cusi District) and awaits confirmation of earned interest of 50% in the project;
- First bulk sampling at Cusi is delayed due to necessary increased metal recovery testing to be performed at the Malpaso mill ;
- Sales of concentrate total $5.7 million;
- New Triunfo processing circuit is installed at Malpaso and working efficiently, increasing mill capacity to 850 tonnes per day;
- Corporate head office in Montreal moves to new offices.

1.4 NATURE OF ACTIVITIES AND OVERALL PERFORMANCE

Dia Bras Exploration Inc. (the "Company") is an exploration-stage company with rights and options on approximately 20 properties covering more than 15,000 hectares in the State of Chihuahua, Mexico.

During the quarter the Company launched its exploration program on both the Cusi Silver prospects and the Bolivar property on which 25,000 metres of drilling is planned for 2007 on each project.

During the period, the Company continued its pilot-mining program at the Bolivar Mine property. The program continued generating positive cash-flow, and results were close to those forecasted.

A sudden drop in metal prices in early 2007 affected negatively the period's operating results and some final settlement billings of 2006 shipments. However, prices have mostly recovered from its early 2007 plunge which should help to avoid the materialization of losses at the final settlement stage.

It is important to note that the Bolivar Mine property has not yet reached the commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before a property is brought into commercial production. The Company believes that it will take approximately 24 months before the Bolivar Mine property reaches the commercial production stage, but there is no assurance that the Bolivar mine will ever reach the commercial production stage. The pilot-mining program will end with the completion of the feasibility study. Until the Company reaches the commercial production stage, revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses capitalized to the Bolivar Mine property. If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time it will be net against construction costs, if any, of the new facilities, or (iii) the property is abandoned. This policy would apply to any project that would go into pilot-mining mode.

Bolivar Mine property

The Bolivar property and extensions remains the main exploration target in the Cieneguita region. During the three-month period ended March 31, 2007, total investment in property costs and exploration and development expenses on the Bolivar project and the pilot-mining program amounted to approximately $6.4 million.

The summary of the pilot-mining program results for the quarter ended March 31, 2007 is as follows:

Amounts in US$

Material Processed			Tonnes	Total Estimated Production (1) in US$ (Millions)	Operating Cash Cost (1) in US$ (Millions)
Actual			30,014	5.2	3.8
Forecast			24,000	4.2	3.2
Over (under)			6,014	1.0	(0.6)
Zinc	**Average Grade**	**Recovery**	**Zn Concentrate Production (DMT)**	**Production Value(1) in US$ (Millions)**	
Actual	6.77%	84.61%	2,987	3.6	
Forecast	7.50%	92.20%	2,718	3.0	
Over (under)	(0.83)%	(7.59)%	269	0.6	
Copper	**Average Grade**	**Recovery**	**Cu Concentrate Production (DMT)**	**Production Value(1) in US$ (Millions)**	
Actual	1.34%	81.62%	1,172	1.6	
Forecast	1.50%	79.20%	967	1.2	
Over (under)	(0.16%)	2.42%	205	0.4	

Financial Results (in US$)

	Actual Quarter ended March 31, 2007 US$
Net smelter production value	5.2 M
Direct operating cash costs	3.8 M
Direct operating cash margin	1.4 M

Net Smelter Production Value and
Cash Operating Costs / Tonne Processed (In US$)

	Actual Quarter ended March 31, 2007 US$
Net smelter production value (1)	173.25
Direct operating cash costs (1)	126.20
Gross margin before amortization (1)	47.05

(1) Non-GAAP measures: The Company reports production value, production costs, net smelter revenue per tonne, direct operating cash costs per tonne and gross margin before amortization per tonne even if it is a non-GAAP measure to inform about the approximate value of the quarter sales, isolate the measure of pilot-mining direct operation costs activities less amortization and depreciation. The Company believes this is useful supplemental information however it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

The Company's total concentrate production is sold to MRI Trading AG (MRI), a Swiss-based, privately owned commodity trading company, pursuant to a standard concentrate purchase agreement. Total billings to MRI during the quarter amounted to $6.5 million (US$5.4 million) and include final settlement from 2006 shipments, which suffered from the decrease in metal prices in early 2007.

For the same period in 2006, the Company had processed 22,469, producing 4,898 tonnes of zinc concentrate and 1,483 tonnes of copper concentrate for a total production value of US$5.3 million, as the Company was mining high-grade material to increase cash flow.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study on the Bolivar property. The short-term objective of the program is to generate sufficient cash flow from zinc and copper concentrate production to finance development and exploration at the Bolivar mine and elsewhere on the Bolivar project.

Malpaso mill

During the quarter ended March 31, 2007, many tests were done at the newly installed Triunfo circuit at Malpaso. Those tests were mainly aimed at improving, on a lower scale, metal recovery from material taken from different Cusi properties before initiating a larger-scale bulk-sampling program. These procedures revealed the necessity of adding some equipment in order to achieve this improvement which delayed the start of the Cusi bulk sampling program to later in the second quarter.

This circuit comprises a 500-tpd ball mill, which will increase the overall capacity to 850 tpd with design space provided for another similar ball mill. Recovery of Cusi material will be obtained from flotation cells, gravity and table systems.

a) Cusi Project

The objectives for Cusi during 2007 are twofold: 1) define sufficient mill feed for two years of operation at 1,000 tpd and, 2) discover a high-value deposit.

These tasks are undertaken by continuing the program put in place in June 2006, which consists of:

- Regional mapping,
- Definition drilling,
- Development (dewatering, rehabilitation of old underground workings, etc.) of the previously exploited mines and identifying potential unknown resources.

Geology

Basically, the program initiated in 2006 will continue as the program called for a large scale reconnaissance program, which was only achieved at about 10% in 2006 for various logistical reasons. Local detail mapping of the structures and veins making up the various showing of the Cusi project will also take place, at a scale 1:200.

Drilling

Three orders of drilling will be implemented at Cusi. The first one will be for resource definition; the second, for the extension of the known resource area; and the third one will be to identify new targets.

For this purpose, the Cusi project area has been divided into four zones, the La India area, the San Miguel-La Bamba area (under option), the Santa Edwiges-San Antonio area and finally Cusi exploration.

Drilling has started during the quarter with three machines.

Zone 1 - La India

In this area, some 2000 metres of exploration drilling (5 holes) will take place to identify potential mineralization similar to the one observed in hole DC06B012 (an intersection of 4.9 metres at >3,355 g/t Ag, 0.56 g/t Au, 1.14% Cu, 0.65% Pb and 0.20% Zn including a section of 1.4 metre grading over 10,000 g/t Ag - press release October 3, 2006). The mineralization consisted of a white to dark grey quartz vein containing 12% of a green mineral (non identified silver chloride), within a brecciated dacitic tuff mineralized with hematite, pyrite and oxide, presenting kaolinitization at the vein contact.

Zone 2 Santa Edwiges (option)

The Santa Edwiges area is actually undergoing underground development and drilling performed by the mining group. The exploration group will further test the potential under the known sulphide mineralization and old workings. The sulphide mineralization contains grades of up to 6% combined lead and zinc over a width of 1 to 5 metres. Thus, some 2800 metres of «extension type» drilling will be undertaken in 7 to 8 holes.

In the San Antonio-San Marina area (part of Santa Edwiges), 2400 metres in 6 holes will be necessary to define resources under (and laterally to) the actual pit boundaries.

Furthermore, an exploration drilling program to test the 100- to 300-metre vertical level will be undertake to search for recorded resources which are shown on old longitudinal sections of the San Marina mine which would have (apparently) been left behind during previous mining operations.

Promontorio Mine (option)

The Promontorio Mine is actually undergoing dewatering for access to the 5th and 7th level of the mine. Furthermore, geological compilation of historical work is ongoing to rapidly develop drill targets in the mine area. Some 5 000 metres of drilling is plan in this area.

Zone 3 - San Miguel-La Bamba (options)

Two drilling programs are planned in this area.

The first one, which has begun, is aimed at defining resources under and laterally to the actual limit of the open pits and will consist of some 500 to 800 metres in 4 to 8 holes.

The second one will test for the potential extension of the known San Miguel-La Bamba resources at vertical depths varying from 100 to 300 metres.

EXPLORATION ACTIVITIES DURING THE THREE-MONTH PERIOD ENDED MARCH 31, 2007

The Cusi property covers some 79 km^2 and is the site of a large, multifaceted exploration program, including regional and detailed mapping and geochemical sampling, trenching, drilling, etc.

From January 2007 to March 2007, 3801 metres of diamond core drilling has been performed on the Cusi property, and some 780 split core samples sent for analysis.

Of this total, 418.9 metres were done at Santa Edwiges, 940 metres at San Antonio, 1616.3 at San Nicolas and 826 metres at La Bamba.

Highlights of this drilling were in the Santa Marina-San Bartolo area, where hole DC07B89 intersected 6.6 metres at 2.6 g/t Au, 759 g/t Ag, 0.5% Cu, 2.0% Pb, 2.55% Zn. This intersection, combined with surface grab and chips channel samples from the nearby San Nicolas-San Bartolo area, where assays of up to 1.97 g/t Au and 568 g/t Ag have been recorded, could indicate a potentially new mineralized zone carrying gold silver mineralization.

Additional underground access has been provided by the advancement of the ramp at Santa Edwiges.

La India

Minimal work has been carried in this area in this quarter.

Santa Edwiges (option)

From January 2007 to March 2007, the cleaning and opening of the old working continued, and access has been prepared for the start of a ramp to access silver rich sulphide ore. The old ramp has been widened and prepared for a bulk sample which has just slowly started.

Promontorio Mine (option)

From January 2007 to March 2007, dewatering continued; with the water level brought down to the 5th level. Compilation of historical data that led to the identification of unsubstantiated potential ore resources between the 7th and 9th level of the mine has initiated an important drilling program which will take place in the second and third quarters.

La Bamba and San Miguel (options)

The Company filled its work commitment to earn a first 50% interest in these properties. The statement of exploration expenditures incurred to date on those properties received preliminary approval. Upon final acceptance, which is expected shortly, Dia Bras will exercise its first option to earn 50% in the properties. The Company has an option to acquire an additional 20% by increasing the cumulative amount of exploration expenditures to US$4 million before November 2008.

From January to March 2007, this area was the site of a large scale exploration and bulk tonnage program to allow for resource estimates. Some 826 metres of core diamond drilling was performed and a bulk sample was shipped to the Malpaso mill for metallurgical testing and ore recovery testing.

As described earlier, milling on a larger scale has not yet been started.

Furthermore, mapping and chip channels sampling in an historical underground access below La Bamba, known as Las Cabras pit, allowed the mapping of approximately 135 metres of brecciated rock similar to the material which was mined in the La Bamba open pit. Assay results should be received in the second quarter.

b) Bolivar Projects

Exploration

The Bolivar project of Dia Bras Exploration in Mexico (Cieneguita region) is an advanced stage exploration project with pilot mining of approximately 350 tonnes per day of Cu-Zn (Ag) material. Large scale geological mapping combined with resource definition and reconnaissance drilling completed in 2006 has identified a number of economic ore bodies and significant mineralized structures, worthy of follow-up.

Skarn and mine workings occur almost continuously along a NW/SE trending zone of outcropping mineralization with a minimum 3 km strike length. From NW to SE, they are: the Bolivar mine (divided into Bolivar NW; Bolivar, with three high-grade trends termed Fernandez, Rosario-Rodolfo and Breccia Linda; and Bolivar Sur, with indicated resources of magnetite-Cu), El Gallo, where drilling is presently in progress, La Increíble, with Cu-Zn hosted by highly fractured and brecciated andesitic volcanic rock (currently being drilled), La Montura, which has a couple of drill holes and Area Central, La Pequeña, Arizona and El Val/Aliso.

Geophysical and geological information, as well as underground working tend to indicate that NW/SE and NE/SW cross structure appears to present a number of higher grade ore shoot. The pattern can be observed also on the surface when lines are traced from Bolivar to El Gallo and La Increíble to El Gallo. It is thought that the NW/SE fractures could have been feeders along which the mineralized fluid could have percolated.

Geology

The mapping started in 2006 will continue and address the following points:

- Regional mapping of the El Gallo area, from the granodiorite to the UVG contact, between Increíble and El Val, at a scale of 1:2000, is of utmost priority at this moment. As mapping progresses, rock chip samples will be taken for economical geochemical analysis, as well as for geochemical research (whole rocks, major and trace element geochemistry, radio metric age determination);
- Detailed mapping of the various mineralized zones will take place at a scale of 1:200.
- Mapping the area north and northwest of Tiro de Bolivar is also very important as more potential targets for drilling should be identified in this area;
- Reconnaissance mapping southeast of El Val, using a helicopter for efficiency, will be done in order to identify and locate on a map skarn occurrences in the area. Identification of these areas will illustrate the significant exploration potential along the Bolivar trend.

Diamond Drilling

A major drilling program has been undertaken which will focus on three different aspects of the exploration program. Drilling will aim firstly at defining resources, secondly to expand known resources and thirdly to explore for new ore-bearing structures.

The ore resource definition will be directed by Jacques Marchand, P. Eng., internal consultant to Dia Bras and a Qualified Person as defined by National Instrument 43-101, and the Company's mining exploration group.

The resource expansion program has been laid out to form a hexagonal pattern of 175 x 50 metres, to try to test maximum favourable geology, particularly in the Increíble and El Gallo area. This systematic drilling will allow the intercepting of ore-bearing and/or mineralized fracture zones which could, if deemed interesting, receive follow-up drilling.

The apparent strike and dip of the ore lenses envelope is generally 1070/330 while the general structures of the ore-bearing zones are mostly oriented at 3040 with a dip of 280. The structural pattern drawn from these observations corresponds basically to a lozenge with principal orientation NW-SE with a cross structure NNE-SSW. This structural trend can be observed both at the mine scale and on a more regional pattern. This pattern seems to control the mineralization in the Bolivar area and directly imposes the hexagonal drilling pattern.

To complement this program, short holes (<200 metres vertically) could be drilled to complete infill drilling of the lower skarn mineralization in the vicinity of El Gallo. These holes must be completed so that sufficient drill data is available to calculate the resource of the upper and lower skarn in this area.

Finally, the stratigraphic contact between the Lower Skarn Unit and the Granodiorite between El Gallo and El Val will receive a sufficient amount of drilling to demonstrate any potential. Drilling of 6-10 exploration holes along the El Val trend is the highest priority. The deep-drilling of El Val in the very near future and a series of holes stepped to the northwest at intervals of ±300 metres will provide information on the depth to granite, alteration and/or mineralization of the upper and lower skarn units, and the thickness of the skarn/carbonate section.

Since January 2007, approximately 4605 metres of diamond core drilling has been performed: 1499 from underground and 3040 from surface.

Highlights came from the underground drilling in the newly discovered Selena Zone where drill hole DB07BM070 intersected 21.0 m grading 3.3% Cu and 22.3% Zn in the Fernadez trend. Furthermore, 4 holes intersected massive sulfide in the Rosario trend, where the best section returned 8 metres grading 33.8% Zn and 0.7% Cu. The Fernandez and Rosario lenses are part of the Upper Skarn Unit at Bolivar. More drilling results are expected in the next quarter.

1.5 Selected Annual Information

	Year ended December 31, 2006 $	**Nine-month period ended December 31, 2005**	**Year ended March 31, 2005 $**
Sales of concentrate [i]	35,588,838	5,562,402	-
Write-off of mining assets	280,117	615,658	481,706
Loss	1,913,016	2,096,165	2,095,804
Loss per share	0.02	0.04	0.05
Total assets	52,750,931	25,420,216	20,668,572
Working capital	27,735,607	4,271,832	3,649,779
Cash and cash equivalents	19,704,587	3,556,961	2,954,870

[i] In accordance with the Company's accounting policy, revenue from the sales of concentrate from a pilot-mining program prior to the commencement of commercial production is recorded as a reduction of related costs and deferred exploration expenses and, therefore, does not appear in the Consolidated Statements of Operations and Deficit.

1.6 Results of Operations

Corporate

During the quarter, the Company moved its corporate head office in Montreal in order to facilitate overall operations and provide sufficient working space. During the first quarter ended March 31, 2007, the Company incurred a loss of $1,423,231 ($0.01 per share) compared with a loss of $490,467 (<$0.01 per share) for the three-month period ended March 31, 2006.

The important increase over the same period in 2006 is due to the change in accounting principles related to financial instruments. During the quarter, the Company recorded a loss on change in value of financial instruments of $1,282,415 related to final settlement billings and provision change in value. Prior to January 1, 2007, any value changes at final settlement billing stage or final settlement provision revaluation were recorded as a sales adjustment. As the Company is applying sales of concentrate against the costs of exploration before commencement of commercial production, those changes did not have any affect on the results of operations.

Administrative expenses amounted to $242,601 compared with $127,682 for the three-month period ended March 31, 2006. This increase is explained by increased salaries and personnel, increased office expenses relating to the moving of premises, network and communication project expenses, increased tax on capital provision and travel expenses.

The loss includes a stock-based compensation non cash cost of $41,994 relating to the accounting cost of options vested during the period ($496,456 in 2006). During the period, only 40,000 options were granted compared with 2,700,000 in the same period last year.

The Company continued to be very active in promoting its activities and meeting with financial institutions throughout Canada and started activities in the United States, mainly New York and Boston. It participated in the PDAC International Mining Convention held in Toronto in March 2007 and will continue to be active in that area throughout the year. The investor relations and corporate development expenses amounted to $99,607 during the quarter, a $26,273 increase from last year.

All other corporate costs are consistent with last year's expenses and budget.

During the quarter, revenues from sales of concentrate from the pilot-mining program at Bolivar amounted to $5.7 million. The program generated an operating cash flow of approximately $1.4 million, which was used for exploration and capital expenditures as well as property payments.

Results of the pilot-mining program at Bolivar

In the first quarter ended March 31, 2007, the Company processed 30,014 DMT of material averaging grades of 6.77% Zn and 1.34% Cu, and produced 2,987 DMT of zinc concentrate and 1,172 DMT of copper concentrate for a total estimated production value of $6.1 million (US$5.2 million) compared with $6.1 million (US$5.3 million) in the first quarter of 2006. Total sales amounted to $5.7 million compared with $5.6 million in the same period of 2006. Operating cash costs amounted to $4.5 million (US$3.8 million) compared with $2.75 million (US$2.4 million) in the same quarter of 2006. The increase in costs is attributable mainly to an increased tonnage of material transported from the Bolivar site to Malpaso and new circuit start-up costs.

The grades obtained in the first quarter were below the forecast grades of 7.5% for Zn and 1.5% for Cu and below the grades from the same period of 2006 of respectively of 16.3% and 2.9% as the Company had entered at that period a very high grade zone and wanted to benefit from high metal prices to increase its cash position.

The Company is continuing to develop access to mineralization and has therefore processed, during the quarter, lower grade development material. The pilot-mining program is very sensitive to grades and metal prices. The Company is following closely the average *in situ* value of material in order to ensure the appropriateness of transporting lower grade material. Management is looking at procedures to reduce the volume of material transported, by screening out lower grade material on site in order to avoid dilution of material.

Cash flow from pilot mining was used in the exploration and development of the property. All concentrates produced were delivered and sold to MRI Trading AG pursuant to a standard concentrate purchase agreement. The total sale is provisionally priced and ninety percent of the sale's estimated value is billed at the date of the shipment, with the remaining final settlement billing done at the confirmed quotation date. Payment is normally received within 48 to 72 hours after billing is sent to the client.

1.7 SUMMARY OF QUARTERLY RESULTS

Quarter ended	Loss $	Loss per share $
March 31, 2007	1,423,231	0.01
December 31, 2006	417,065	< 0.01
September 30, 2006	406,545	< 0.01
June 30, 2006	709,539	< 0.01
March 31, 2006	379,867	< 0.01
December 31, 2005	1,287,232	0.02
September 30, 2005	471,501	< 0.01
June 30, 2005	337,432	< 0.01

1.8 LIQUIDITY

As at March 31, 2007, the Company has a working capital of $22,612,768 including $16,274,172 in cash and cash equivalents compared with $27,735,607 as at December 31, 2006, including $19,704,587 in cash and cash equivalents. This level of working capital is adequate to support the current level of operations and the exploration program for 2007.

As at March 31, 2007, sales tax and other receivables amount to $3,254,632 ($3,981,826 as at December 31, 2006) and are mostly comprised of Mexican recoverable input tax credits. The Company is still facing delays in recovering the IVA (local sales tax) mostly from 2005. As at March 31, 2007, no allowance has been taken with respect to any of the amounts receivable.

Receivables of $927,697 ($3,347,046 as at December 31, 2006) include a negative provision for final settlement billings of ($261,764) due the decrease in price of metal in the first quarter which impacted on the final settlement provision estimate as at March 31, 2007 ($1,778,363 as at December 31, 2006). The actual final billing could be higher or lower depending on the fluctuation of commodity prices.

Accounts payable and accrued liabilities amount to $1,352,900 ($830,978 as at December 31, 2006) and are mainly comprised of current usual business transaction balances. A provision in the amount of $50,000 for leasehold improvement has been recorded in the waiting of final invoice.

1.9 CAPITAL RESOURCES, INVESTING AND FINANCING ACTIVITIES

The availability of funds is partially dependent on capital markets. The Company's main sources of financing are the issuance of equity shares and the sales of concentrate from the ongoing pilot-mining program at the Bolivar mine.

During the three-month period ended March 31, 2007, the Company did not complete any private placement. An amount of $218,000 was raised from the exercise of 374,750 stock purchase options.

The pilot-mining program generated sales of $5.7 million and cash flow of $1.6 million of which positive cash flow was used in the development of the Bolivar property and to fund its exploration program.

During the quarter, the Company invested $2.8 million in capital expenditures including $2.7 million in machinery and equipment.

1.10 FINANCIAL COMMITMENTS

The Company's financial commitments are as follows:

- A five-year lease signed jointly with two other companies in February 2004, at an annual rent of $150,000. The rent is prorated between the three companies on the basis of the space used;
- A five-year lease for office premises at an annual rent of $60,000; and
- In order to exercise its various options on the mining properties, the Company would have to make the following payments:

Year	Amount US$
Remaining 2007	2,535,000
2008	2,250,000
2009	2,562,500

1.11 OFF-BALANCE

The Company did not enter into any off-balance sheet arrangement.

1.12 RELATED PARTY TRANSACTIONS

During the period, the Company paid for services provided by companies controlled by officers of the Company. Those services relating to project management and corporate activities are essential to the Company and are recorded at their exchange value.

1.13 NEW ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Financial Instruments – Comprehensive Income

Effective January 1, 2007, Dia Bras Exploration Inc. adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections accounting related to Financial Instruments Section 1530, "Comprehensive Income", Section 3251 "Equity", and Section 3855 "Financial Instruments-Recognition and Measurement".

Section 1530 "Comprehensive Income"

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses arising from transactions and other events from non-owner sources, that otherwise would not be immediately recorded in income, in a comprehensive income statement which is now required to constitute a complete set of financial statements. The accumulated effect of comprehensive income or loss can now be found in equity of the Consolidated Balance Sheet as Accumulated Other Comprehensive Income.

Section 3855 "Financial Instruments-Recognition and Measurement"

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:

- Held-to-maturity investments (measured at cost);
- Loans and receivables (measured at amortized cost);
- Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
- Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Sales of concentrate: Effective January 1, 2007, final settlement billings adjustments are recorded in the Consolidated Statements of Operations and Deficit instead of an adjustment to sales of concentrate which before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses.

Variation of the value of provision for final settlement due to commodity prices and exchange rate changes are also recorded in the Consolidated Statements of Operations and Deficit.

1.14 CRITICAL ACCOUNTING POLICIES

Financial Instruments-Recognition and Measurement

Refer to section 1.13 above.

This represents a critical accounting policy since it will have an impact on the consolidated financial statements, as the embedded derivative included in the sales agreement for concentrate will need to be recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations and Deficit. Prior to January 1, 2007, change in value at final settlement billing was recorded as an adjustment to sales and therefore as a reduction of the related deferred exploration expenses in accordance with the Company accounting policy.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, asset valuations, contingent liabilities, and future income taxes. Actual results could differ from those estimates, and such differences could be material.

Mining assets

Mining assets include mining rights and options to acquire interests in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to foreign projects are capitalized.

Costs and deferred exploration expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as either there being no financial resources available for development over a period of three consecutive years or results from exploration work not warranting further investment.

Proceeds from the sale of a mining asset are applied against related carrying costs, and any excess is reflected as a gain in the Consolidated Statements of Operations and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from sales of concentrate from a pilot-mining program prior to commencement of commercial production is recorded as a reduction of the related costs and deferred exploration expenses and is recognized when the following conditions are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred under the terms of the arrangement;
- the price is fixed or determinable; and
- collection is reasonably assured.

The Company's concentrate is sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrate is provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations of the price are recorded in the Consolidated Statement of Operations and Deficit.

If the accumulated revenue from sales of concentrate from the pilot-mining program exceeds the related costs and deferred exploration costs, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun at which time it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than at the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of six months. The production level will be calculated on the rated capacity of an on-site mill.

The development of the mine and the construction of the on-site mill are planned to commence in mid-2008 after reception of a bankable feasibility study to be commissioned in 2007.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

The inventory from pilot mining is recorded at the lower of cost and net realizable value.

Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and therefore, has not recognized such obligation.

A liability stemming from any asset retirement obligation will be recorded in the period in which such obligation arises.

1.15 Financial Instruments and Other

The Company does not use financial or other instruments.

1.16 RISK AND UNCERTAINTIES

Business risk

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Land title

The Company has taken reasonable measures in accordance with industry standards for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects.

Capital needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrate through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and environmental requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company does not use derivative instruments to mitigate this risk.

Uninsured risks

The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Foreign exchange risk

The Company's sales of concentrate and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely cash and cash equivalents, receivables, sales tax and other receivables, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, receivables, and sales tax and other receivables. The Corporation maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, credit risk of counterparty non-performance is remote. The totality of the Company's receivables is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Interest rate risk

The Company's receivables, sales tax and other receivables, and accounts payable and accrued liabilities are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

1.17 Outlook

The Company will continue its exploration program on both the Bolivar and Cusi projects which will include a 50,000-metre drilling campaign (25,000 on each project), data compilation, surface and underground geological mapping, and geochemical sampling. Additional results should be obtained and disclosed in the upcoming quarter.

Bulk sampling analysis of Cusi project material has just begun and will amplify in the next few weeks.

The Company will continue to face challenges such as the understanding of the different geological structures and wide exploration surface at Cusi.

The Company will work to obtain results for a feasibility study at Bolivar to confirm the decision to construct a mill on site and to prepare for development and the necessary infrastructures that will enable commercial production to commence in late 2008 or early 2009.

The objectives for 2007 are as follows:

- Pursue exploration programs around the Bolivar region and at the Cusi camp projects with the objective of testing expected potential and perhaps make a major discovery;
- Drill 50,000 metres of exploration diamond holes, 25,000 metres at Bolivar and 25,000 metres at Cusi;
- Bolivar pilot-mining program - Mine and process 129,000 DMT of material averaging 7.5% Zn and 1.5% Cu;
- Complete a feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized mill on site; and
- Initiate a bulk-sampling program and eventual pilot-mining activity at Cusi, and begin to produce and sell silver concentrate.

1.18 Changes in Internal Controls over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that have occurred during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

1.19 OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's Website at www.diabras.com.

(b) (i) **NATIONAL INSTRUMENT 51-102 - SECTION 5.3**

Analysis of costs and deferred exploration expenses

	Bolivar $	**Cusi** $	**Promontorio** $	**For the three-month period ended March 31, 2007 Total** $	**For the year ended December 31, 2006 Total** $
Balance - Beginning of period	3,285,792	7,188,433	1,197,930	11,672,155	13,537,347
Costs and deferred exploration expenses					
Property acquisition and related costs	44,140	-	-	44,140	3,491,849
Sampling	45,275	133,027	-	178,302	393,403
Geology consulting and management	255,469	278,770	-	534,239	1,361,780
Geophysical survey	-	-	-	-	6,915
Drilling and mining development	861,307	1,302,209	-	2,163,516	5,863,818
Pilot milling	1,440,774	-	-	1,440,774	3,538,455
Supervision and local administrative costs	134,844	73,092	-	207,936	1,341,295
Transportation costs	2,576,020	73,007	-	2,649,027	6,969,213
Roads	-	26,069	-	26,069	15,993
Camp costs and food	516,119	165,936	-	682,055	1,430,355
Capitalized amortization of exploration buildings and equipment	576,912	138,908	-	715,820	1,686,739
Stock-based compensation costs	12,037	4,110	-	16,147	1,001,173
	6,462,897	2,195,128	-	8,658,025	27,100,988
Write-off of mining assets - Costs and deferred exploration expenses					(147,635)
Sales of concentrate	(5,696,533)	-	-	(5,696,533)	(35,588,838)
	766,364	2,195,128	-	2,961,492	(8,635,485)
Transfer to (from) excess cost recovery - pilot mining	(722,224)	-	-	(722,224)	6,770,293
	44,140	2,195,128	-	2,239,268	(1,865,192)
Balance - End of period	3,329,932	9,383,561	1,197,930	13,911,423	11,672,155

(ii) NATIONAL INSTRUMENT 51-102 - SECTION 5.4

Disclosure of outstanding securities as at May 30, 2007

Common shares: 110,288,655

Warrants: nil

Compensation options: (Each compensation option entitles its holder to purchase one common share of the Company at the price of $1.00 until August 16, 2007): 871,500

Options outstanding: 9,949,583

Number of options	Exercise price $	Expiry date
600,000	0.85	October 2008
930,000	0.75	August 2009
500,000	0.75	February 2010
1,453,333	0.30	September 2010
125,000	0.22	September 2010
2,606,250	0.40	February 2011
1,920,000	0.90	September 2011
40,000	0.98	January 2012
1,775,000	1.10	April 2012

Corporate Information

CORPORATE HEAD OFFICE

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

TICKER SYMBOL

TSX Venture Exchange TSX
Symbol: DIB

AUDITORS

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS CONSULTANT

Nicole Blanchard
Managing Partner
Sun International Communications

Tel.: (450) 627-6600
E-mail: nicole.blanchard@suncomm.com

INVESTOR RELATIONS

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

WEBSITE
www.diabras.com

BOARD OF DIRECTORS

Thomas L. Robyn
Executive Chairman

James A. Culver

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

André St-Michel

OFFICERS

Thomas L. Robyn, Ph.D.
Executive Chairman

Réjean Gosselin, M.Sc.
President and Chief Executive Officer

André St-Michel, Eng., M.Sc.
Executive Vice-President

François Auclair
Vice-President, Exploration

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

DIA BRAS
exploration

Form 52-109F2 – Certification of Interim Filings

I, LEONARD TEOLI, Chief Financial Officer of DIA BRAS EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of DIA BRAS EXPLORATION INC. (the issuer) for the three-month period ended March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

/...2

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007.

LEONARD TEOLI
Chief Financial Officer

DIA BRAS
exploration

Form 52-109F2 – Certification of Interim Filings

I, **RÉJEAN GOSSELIN**, Chief Executive Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the three-month period ended March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

/...2

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007.

RÉJEAN GOSSELIN
President and Chief Executive Officer

END